This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on December 23, 2020 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Huarui International New Material Limited

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

British Virgin Islands	3366	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

No.110 Huancun West Road

Huaxi Industrial Park, Huashi Town

Jiangyin, Jiangsu Province

People’s Republic of China 214421

+86-051-080693520 – telephone

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq.
Mengyi “Jason” Ye, Esq.
Yarona L. Yieh, Esq.
Ortoli Rosenstadt LLP
366 Madison Avenue, 3rd Floor
New York, NY 10017
Telephone: +1-212-588-0022
Facsimile: +1-212-826-9307

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee(3)
Ordinary shares, $1 par value per share(1) (2)	$		$
Underwriter’s Warrants(2)		$-		$-
Ordinary shares underlying Underwriter’s Warrants(2)	$		$

Total	$		$

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Includes the offering price attributable to additional ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any. In accordance with Rule 416(a), the registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(2)	The Registrant will issue to Univest Securities, LLC, the representative of the underwriters, warrants to purchase a number of ordinary shares equal to an aggregate of , or 8% of the ordinary shares sold in the offering. The closing date will be a date mutually acceptable to the Registrant and the underwriters after the minimum offering has been sold. The exercise price of the warrants is equal to 110% of the offering price of the ordinary shares offered hereby. Assuming a maximum placement and an exercise price of $ per share, we would receive, in the aggregate, $ upon exercise of the warrants. The ordinary shares underlying the warrants are exercisable within five years commencing 180 days from the effective date of the offering at any time, and from time to time, in whole or in part.

(3)	To be paid upon first non-confidential filing of registration statement with Securities and Exchange Commission.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED DECEMBER 23, 2020

Ordinary Shares

Huarui International New Material Limited

This is an initial public offering of ordinary shares of Huarui International New Material Limited, a British Virgin Islands company. Prior to this offering, there has been no public market for our ordinary shares. We expect the initial public offering price will be between $               and $               per ordinary share.

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “HRDG”. We cannot assure you that our application will be approved; however, if it is not approved, we will not complete this offering.

We are a “controlled company” under the Nasdaq Stock Market Rules. See “Risk Factors - We will be a “controlled company” within the meaning of the Nasdaq stock Market Rules and Nasdaq Capital Market rules if after this offering our insiders continue to beneficially own more than 50% of our outstanding ordinary shares.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” for additional information.

Investing in our ordinary shares involves risks. You should read carefully the discussion of material risks of investing in our ordinary shares. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Ordinary Share	Total(1)
Initial public offering price	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds to us, before expenses	$	$

(1)	Assumes no exercise of the underwriters’ over-allotment option.

(2)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds received by us in this offering, payable to Univest Securities, LLC, the representative of the underwriters, for the reimbursement of certain expenses of the underwriters. Univest Securities, LLC will receive compensation, in addition to the underwriting discounts and commissions and non-accountable expense allowance, as set forth in the section entitled “Underwriting” beginning on page 92, including warrants, or the representative’s warrants, in an amount equal to 8% of the aggregate number of ordinary shares sold by us in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. For a description of other terms of the representative’s warrants and a description of the other compensation to be received by the underwriters, see “Underwriting”.

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option, exercisable one or more times in whole or in part, to purchase up to                additional ordinary shares from us at the initial public offering price, less underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $                , and the total proceeds to us, before expenses, will be $                .

We expect our total cash expenses for this offering to be approximately $                , including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses, exclusive of the above commissions.

If we complete this offering, net proceeds will be delivered to us on the closing date. We plan to use our proceeds in our subsidiaries in China, however, we will not be able to use such proceeds until we complete certain remittance procedures in China. See the section titled “Use of Proceeds” beginning on page 27 for additional information regarding the remittance procedures.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about  , 2020.

The date of this prospectus is ____________, 2020.

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You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we nor any of the underwriters have taken any action that would permit a public offering of the ordinary shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of the prospectus outside the United States.

We are incorporated under the laws of the British Virgin Islands as an exempted company with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including  , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, “we”, “us”, “our company”, “Company”, “our” and “Huarui” refer to:

Huarui International New Material Limited, a British Virgin Islands company limited by shares (“Huarui International” when individually referenced);

Huarui Dianqi Hongkong Limited, a Hong Kong limited company (“Huarui HK”, also referred to as 华瑞电气香港有限公司 in China), which is a wholly- owned subsidiary of Huarui International;

Jiangyin Huayuecheng New Material and Technology Limited, (“HYC”, also referred to as 江阴华悦成新材料科技有限公司 in China), a wholly foreign-owned enterprise (“WFOE”) in the PRC and a wholly owned subsidiary of Huarui HK;

Jiangyin Huarui Electrical Technology Co., Ltd. (“Huarui China”, also referred to as 江阴华瑞电工科技股份有限公司 in China), a PRC company and a VIE that has entered into certain contractual agreements with HYC;

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the US reporting. The relevant exchange rates are listed below:

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Period Ended RMB: USD exchange rate	7.0651	6.8650	6.9618	6.8755
Period Average RMB: USD exchange rate	7.0322	6.7836	6.9081	6.6090

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer will be presented as “Huhujie Sun,” even though, in Chinese, Mr. Sun’s name is presented as “Sun Huhujie.”

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

Overview

Huarui International is a holding company that was incorporated under the laws of British Virgin Islands on August 26, 2019. The Company, through its subsidiaries and VIE, specializes in producing fine finish copper fittings and customized copper busbars for high-conductivities electrical power applications in the PRC.

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A Reorganization of the legal structure was completed on January 20, 2020. The Reorganization involved (i) the incorporation of the Company’s wholly-owned subsidiary, Huarui HK, an investment holding company incorporated under the laws of Hong Kong on September 10, 2019; (ii) the incorporation of Huarui HK’s wholly-owned subsidiary, HYC, a wholly foreign-owned enterprise (“WFOE”) in PRC on December 16, 2019 and (iii) On January 20, 2020, the Company, through its wholly owned subsidiary, HYC entered into a series of contractual arrangement (“VIE” agreements), with Huarui China and its respective shareholders.

Huarui China was incorporated in Jiangyin City, Jiangsu Province, PRC on December 30, 2014 under the laws of the PRC. Huarui China is primarily engage in producing customized copper busbars for high-conductivities electrical power applications and other copper cathode related conductors in PRC.

Before and after the Reorganization, a same group of shareholders owns 98.125% of Huarui China and 83.9355% of Huarui, therefore, the Company with its subsidiaries and Huarui China were controlled by substantially the same group of shareholders. The Reorganization is considered the acquisition of entities under common control due to a high degree of common ownership and because the ownership interests were, in substance, the same before and after the Reorganization. The Reorganization was deemed to be a non-substantive merger, with no step up in basis of the related assets and liabilities. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our products are widely used in solar energy, High-speed Railway, chemistry engineering and mechanical industries. Our product portfolio includes thousands of types of copper fittings, as well as custom-designed products. We are flexible enough to provide personalized service for each customer.

We have grown to be one of the leading companies in the copper fittings industry in China, offering over 15,000 parts from 5 separate product categories. We also offer products exported to Finland. All products are manufactured in our own ISO 9001:2015 accredited factories, carrying international approvals. In the last two fiscal years, we generated revenue mostly from generic copper busbars and fine finish copper and aluminum fittings.

We are a nationally recognized brand. We have been recognized as Best Supplier in China’s low-voltage electronic systems industry by the National Low Voltage Systems Association in 2016 and 2018. We have been rewarded as High-Tech Innovation Model Company by Jiangsu Province in 2019. We have a huge impact across domestic low-voltage electronic systems industry with enhanced market prospects. We are business partner and supplier of many international companies and large companies, including Jiangsu Luokai Electrical and Mechanical Co., Ltd., Sungrow Power Co., Ltd., Jiangsu Rugao High Voltage Electric Co., Ltd., Jiangsu Juyuan Electric Co., Ltd., and Xiamen ABB Low Voltage Electrical Equipment Co., Ltd., etc.

Our products are customized products and we use a build to order, or BOT, business model which means a flexible order placing model for production scheduling, material procurement, and delivery arrangement according to different customer orders. We adopt an integrated business model to meet our clients’ needs. Customers firstly list their specified requirements to the sales department. The sales department later communicates with its technical department to evaluate the feasibility. After that, the production department produces samples and submits them to the quality inspection department for inspection. The quality inspection department will submit inspection report to the sales department. The sales department will submit the samples, inspection report, quality assurance, and quotation to the customer for verification. After receiving the customer's confirmation, our procurement department will purchase the raw materials and the production department will produce the products. The inspection department will inspect and issue the inspection report. Lastly the production department will pack and deliver the products to the customer.

Industry and Market Background

Copper fitting Product Appliance

The products of the copper fittings industry, which includes copper piping manufacture, copper busbars and other copper components refinishing, are widely used in plumbing infrastructure, on account of its fitment application in water supply networks. Copper pipes and coils are also widely applied in air conditioning and refrigeration systems, due to their high resilience to changes in temperatures and longevity. Rising infrastructure developments are anticipated to boost demand for heating, ventilation, air conditioning and plumbing systems, and thereby, drive the market for copper pipes, coils and fittings expanding population base and high disposable income in all of these countries is projected to fuel demand for air conditioners and refrigerators in the coming years, thereby driving demand for copper pipes and coils.

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Copper busbars and profiles are widely employed in high current control equipment and low voltage distribution systems. The application of copper busbars and profiles include bus-way systems, switchboards, low and medium voltage switchgear, and panel boards among others. Generally un-insulated, these busbars are housed inside switch gear panels, busway enclosures, and panel boards. Copper busbar and profiles contain better resistance against corrosion and is a better conductor of electricity compared to other metals such as aluminum. Copper busbar and profiles have several advantages associated with them which make their usage beneficial in the power generation system industry.

Asia Pacific is estimated to lead copper busbar market due to large electricity and power generation industries. The region has witnessed a surge in energy and electricity consumption due to increase in urbanization and industrialization. Furthermore, environmental concerns have led to the adoption of renewable sources of energy, which again, are anticipated to lead to the expansion of the electricity and power generation industry. Latin America and Middle East & Africa are also projected to show commendable performance due to an improvement in their economic scenario.

China’s Copper Fitting Industry

In China, copper fitting industry and the related industry have experienced considerable growth. For example, low-voltage electrical appliances industry has a total size of 78.1 billion yuan and 84.3 billion yuan in 2017 and 2018. The size of such business is expected to reach 99.5 billion yuan in 2020. Among Asian pacific market, China consist of roughly 33% of the copper busbar industry share.

On the copper manufacture end, recent industry trends show that Copper processing industry operating rate is declining. (source: Ye Jianhua, chief analyst of the SMM copper industry, at the "2019 China Electrical Materials Supply and Demand Trading Summit)

Copper market for electrical engineering

The capacity and output of the electrical copper market have increased year by year in recent years. However, the capacity utilization rate has declined year by year. The average annual consumption of copper-clad aluminum is 50,000 tons and the output is nearly 100,000 tons; the average annual consumption of copper-clad aluminum is 30,000 tons and the output is about 100,000 tons. (source: Wang Xi, deputy chief engineer of Shanghai National Cable Testing Center Co., Ltd, in the "China Electrical Materials Supply and Demand Trading Summit 2019)

Our Growth Strategy

Our growth strategies include the following:

●	Client Development and Management – Our sales and marketing personnel are keenly focused on meeting our customer’s product needs and acquiring new clients. We also aim to retain our current customers by creating a good customer experience and continuing to build relationship with them.

●	Increase Production Capacity – we plan to build a new factory and add additional machines and equipment to increase the current manufacturing capacity.

●	Research & Development – With the expansion of production scale, we put research and development in an increasingly important position, including research and development of oxygen-free copper products. We also plan to further our talent management system through personnel training and employees’ work skills training.

●	Improve Corporate Governance – We aim to improve the effectiveness of our internal control and the communications within the company regarding the internal control process are key to creating the appropriate link between the control activities of the company and the governance activities of the board and senior management.

Competitive Advantages

We are committed to offering our customers superior product diversity, quality and reliability. We offer a diversified portfolio of products to satisfy our customers’ specialized needs. We believe we have a number of competitive advantages that will enable us to maintain and further increase our market position in the industry for the national market. Our competitive strengths include:

●	brand stature - Our brands have recognized by many downstream companies to choose as their manufacturers.

●	High-quality Advantage. We are equipped with a professional production line, advanced R&D team and management to optimize the whole industrial chain and large-scale automation production of copper fitting.

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●	Technological Superiority. Our expertise in copper fittings technology and our manufacturing facilities for sheet metal forming are the prerequisites that enable us to generate the best solutions for these parts in terms of function, durability and weight to meet our customers’ needs.

●	Rigorous Quality Check. We have strict inspection procedures to provide a strong guarantee for product quality. Our processing of raw materials, precision parts and welding of copper connecting parts are under rigorous quality examination.

●	Experienced Management Team. Our management team has extensive experience in the low-voltage electrical appliance industry and has strong judgment on the industry's future development trends.

Coronavirus (COVID-19) Update

Started in December 2019, the outbreak of COVID-19 caused by a novel strain of the coronavirus has become widespread in China and in the rest of the world, including in each of the areas in which the Company, its suppliers and its customers operate. In order to avoid the risk of the virus spreading, the Chinese government enacted various restrictive measures, including suspending business operations and quarantines, starting from the end of January 2020. We followed the requirements of local health authorities to suspend operation and production and have employees work remotely in February and March 2020. Since April 2020, we gradually resumed production and is now operating in full capacity.

The pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past few months. In March 2020, the World Health Organization declared the COVID-19 as a pandemic. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in China, we believe there is a risk that our business, results of operations, and financial condition will be adversely affected, especially for our export related business. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporally closed our offices and production facilities to adhere to the policy beginning in February 2020, as required by relevant PRC regulatory authorities. Our offices have reopened and product facilities are fully operational.

●	Our customers could potentially be negatively impacted by the outbreak, which may reduce the demand of our products. As a result, our revenue and income may be negatively impacted in 2020.

●	The situation may worsen if the COVID-19 outbreak continues. We will continue to closely monitor our operations throughout 2020.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the consummation of this offering, in which case you may lose your investment.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business—Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

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●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information

Our principal executive office is located at No.110 Huancun West Road, Huaxi Industrial Park, Huashi Town, Jiangyin, Jiangsu Province, People’s Republic of China 214421. The telephone number of our principal executive offices is +86-051-080693520. Our registered agent in the British Virgin Islands is Ogier Global (BVI) Limited. Our registered office and our registered agent’s office in the British Virgin Islands are both located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110, British Virgin Islands. Our agent for service of process in the United States is . We maintain a website at http://www.jyhrtech.com/. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

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The Offering

Shares Offered by Us:	ordinary shares

Shares Outstanding Prior to Completion of this Offering:	50,000 ordinary shares

Ordinary Shares Outstanding Immediately after this Offering:	ordinary shares

Assumed Initial Public Offering Price per Share:	$

Gross Proceeds to Us Before Expenses:	$

Over-allotment Option:	We have granted the underwriters the right to purchase up to additional ordinary shares from us at the initial public offering price, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover any over-allotments.

Representative’s Warrants:	We will issue to Univest Securities, LLC, as representative of the underwriters, the representative’s warrants entitling the representative to purchase 8% of the aggregate number of ordinary shares issued in this offering, including any shares issued pursuant to exercise of the underwriters’ over-allotment option, at an exercise price per share equal to 110% of the initial public offering price per share. The representative’s warrants will be exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part and may be exercised on a cash or cashless basis.

Lock-up:	Our directors, officers and shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of twelve months after the date of this prospectus. See “Underwriting” for more information.

Listing:	We intend to apply to list our ordinary shares listed on the Nasdaq Capital Market.

Proposed Nasdaq Capital Market Symbol:	“HRDG”

Transfer Agent:

Risk Factors:	Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus before deciding to invest in our ordinary shares.

Use of Proceeds:	We intend to use the proceeds from this offering for land purchase as new manufacturing site, building a new factory and adding machines and auxiliary equipment to increase output capacity, research and development, talent recruitment and training, and general working capital. See “Use of Proceeds” for more information.

Dividend Policy:	We have no present plans to declare dividends and plan to retain our earnings to continue to grow our business.

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SELECTED FINANCIAL DATA

The following selected consolidated statements of comprehensive income data for the fiscal years ended December 31, 2019 and 2018 and the selected consolidated balance sheets data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Selected Consolidated Statement of Income and Comprehensive Income

(In U.S. dollars, except number of shares)

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	$11,841,459	$18,375,292	$33,494,406	$49,391,183
Cost of revenues	$10,559,127	$16,533,673	$30,112,291	$45,835,063
Gross profit	$1,282,332	$1,841,619	$3,382,115	$3,556,120
Operating expenses	$940,805	$993,147	$1,555,247	$2,058,489
Income from operations	$341,527	$848,472	$1,826,868	$1,497,631
Other non-operating income (expenses), net	$(110,481)	$89,962	$5,076	$(79,198)
Provision for income taxes	$-	$74,027	$185,199	$73,512
Net income	$231,046	$864,407	$1,646,745	$1,344,921
Earnings per share, basic and diluted	$4.62	$17.29	$32.93	$26.90
Weighted average Ordinary Shares outstanding	50,000	50,000	50,000	50,000

Selected Consolidated Balance sheet

(In U.S. dollars)

	As of June 30, 2020	As of December 31, 2019	As of December 31, 2018
	(Unaudited)	(Audited)	(Audited)

Cash	$144,763	$15,133	$78,794
Current assets	$7,159,817	$6,785,118	$9,102,001
Total assets	$8,685,495	$8,400,028	$10,974,185
Current liabilities	$3,124,617	$2,990,017	$3,202,026
Total liabilities	$3,124,617	$2,990,017	$3,202,026
Total equity	$5,560,878	$5,410,011	$7,772,159
Total liabilities and equity	$8,685,495	$8,400,028	$10,974,185

7

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Before deciding whether to invest in our ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business

Volatility in the price of electrolytic copper and other commodities may adversely affect our business, financial condition and results of operations.

Electrolytic copper is the main raw material of the products our company produce and its cost takes up more than 90% of the total cost of production. The prices of electrolytic copper and other raw material have experienced significant fluctuation historically and are expected to continually fluctuate in response to general economic conditions, supply and demand and the level of global inventions which are beyond our control.

Because the prices of commodities are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in electrolytic copper or other raw material prices in international market or domestic market. For example, the range for the high and low prices of electrolytic copper in 2019 to 2020 were RMB 53,410 (approximately US$7,806) and RMB 36,450 (approximately US$5,327) per ton respectively. In addition, since our profit margin for trading copper products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. As a result, any significant fluctuation in international market prices for these commodities could materially and adversely affect our business, financial condition and results of operations

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes including but not limited to the novel coronavirus (COVID-19).

Our business could be materially and adversely affected by the outbreak of epidemics including but not limited to the novel coronavirus (COVID-19), swine influenza, avian influenza, middle east respiratory syndrome (MERS-CoV) and severe acute respiratory syndrome (SARS-CoV). Our financial and operating performance may be adversely affected by epidemics such as the on-going novel coronavirus (COVID-19), natural disasters and other catastrophes. As a result of the on-going novel coronavirus, we expect our operation to experience slowdown or temporary suspension in production. Our business could be materially and adversely affected in the event that the slowdown or suspension carries for a long period of time. During such epidemic outbreak, China may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Those restrictive measures adversely affected and slowed down the national economic development during that period. Any prolonged restrictive measures in order to control the contagious disease or other adverse public health developments in China or our targeted markets may have a material and adverse effect on our business operations.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on our business and results of operations. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely and materially affected, which in turn may harm our reputation.

8

The outbreak of the COVID-19 has negatively impacted our business operations and is expected to continue to have an adverse impact on our planned operations.

The outbreak of the COVID-19, first reported in mainland China in December 2019, then in Asia and eventually throughout the world, has significantly affected the economic and business activities within China. Actions taken around the world to help mitigate the spread of the COVID-19 include city lockdowns, travel restrictions, quarantines in certain areas, and forced closures for certain types of public places and businesses. Our operations are not deemed essential by the local governments in which we operate, neither as our primary vendors. As such, we temporarily closed our offices and ceased our operations during the periods in February and March 2020 as required by the local governments. As of the date of this prospectus, China has shown signs of COVID-19 slowdown and Chinese industries have partially resumed businesses as government officials started to ease the restrictive measures.

The COVID-19 outbreak has negatively impacted our businesses in the following ways:

●	The temporary closedown of our offices and operations in February and March 2020 had delayed the planed completion schedule of our construction projects and the uncertainty of potential future closedown or inavailability of our vendors could further delay our construction projects;

●	Our key personnel and other employees could be affected by COVID-19, potentially reducing their availability;

●	The procedures we take to mitigate the effect of COVID-19 on our workforce could reduce the efficiency of our operations or prove insufficient;

●	The global economy may continue to deteriorate in the future and have an adverse impact on China’s economy, which may, among other things, exacerbate turbulence in commodity market, discourage or disrupt investment and production, bring more uncertainty to the consumption of copper-made products and the prices of primary electrolytic copper, and cause other adverse impacts on the industry we are in.

In light of the current situation, we believe that the impact of the COVID-19 outbreak on our business is both temporary and limited, and our revenues would start growing again once the COVID-19 is under effective control or disappears for the following reason:

We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continuing operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. In addition, the COVID-19 outbreak was declared to be a pandemic by the World Health Organization on March 10, 2020. Actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 and actions taken to mitigate it are expected to continue to have an adverse impact on our planned operations. Such events could result in the complete or partial closure of our offices or the operations of our customers which could impact our operations. In addition, it could impact economies and financial markets, resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The Chinese economy has slowed down since 2012 and such slowdown may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

9

Our failure to successfully manage our business expansion, including our expansion into new areas of business, would have a material adverse effect on our results of operations and prospects.

We made investments in business expansion in line with our development strategy through organic growth in the past. In addition, we may, from time to time and when we deem appropriate, expand into new industries which we believe have synergies with our existing operations. Our expansion has created, and will continue to place, substantial demand on our resources. Managing our growth and integrating the acquired businesses will require us to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval for the construction or expansion of production and mining facilities as required under the relevant PRC laws;

●	maintain adequate control on our business expansion to prevent, among other things, project delays or cost overruns;

●	accumulate expertise and experience in managing the new businesses;

●	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

●	achieve sufficient utilization of new production facilities to recover costs;

●	manage relationships with employees, customers and business partners during the course of our business expansion and integration of new businesses;

●	attract, train and motivate members of our management and qualified workforce to support successful business expansion;

●	access debt, equity or other capital resources to fund our business expansion, which may divert financial resources otherwise available for other purposes;

●	divert significant management attention and resources from our other businesses; and

●	strengthen our operational, financial and management controls, particularly those of our newly acquired subsidiaries, to maintain the reliability of our reporting processes.

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain our ability to implement our expansion plans, or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit our ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen our market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect our business, financial condition, results of operations and prospects. In addition, we may also experience mixed results from our expansion plans in the short term.

Our business requires substantial capital expenditures that we may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if we fail to implement our business strategy, including our growth initiatives.

Our company is in a capital and technology intensive industry which requires substantial capital expenditure. We may need to seek external financing, such as bank and other loans as well as bond offerings, to satisfy our capital needs if cash generated from our operations is insufficient to fund our capital expenditures or if our actual capital expenditures and investments exceed our plans. Our ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as our credit ratings, financial market conditions and our past or projected financial performance. Rating agencies may downgrade or withdraw our ratings or place us on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of our credit ratings. We recorded a net operation cash flow of approximately $3,474,148 and $(327,346) for the years ended December 31, 2019 and 2018, respectively. We could incur losses in the future, which may adversely affect our corporate ratings and increase our borrowing costs and limit our access to capital markets. Other factors that may be viewed as negative by the rating agencies may also adversely affect our corporate ratings, such as any significant decrease of market price of our products, any significant increase in our level of debt, any negative development in our ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing cost. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect our business and prospects.

10

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy. We may not be able to successfully implement our business strategy or be able to continue improving our operating results. In particular, we may not be able to continue to achieve all operating cost savings, further enhance our product mix, expand into selected targeted regions or continue to mitigate our exposure to metal price fluctuations.

In order to operate our business successfully, we must meet evolving customer requirements for copper busbar and copper profile products and invest in the development of new products.

If we fail to develop or enhance our products to satisfy evolving customer demands, our business, operating results, financial condition and prospects may be harmed significantly. The market for copper busbar and copper profile products is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. Our competitors are continuously searching for more cost-effective products and substitutes for copper busbar and copper profiles, including products in “green portfolio” which are more environmentally friendly. Our current and prospective customers may choose products that might be offered at a lower price than our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. This strategy may cause us to pursue other technologies or capabilities through acquisitions or strategic alliances.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.

We are dependent on our suppliers for our products. we had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2019, one supplier accounted for approximately 76%, of the Company’s total purchases. For the year ended December 31, 2018, two suppliers accounted for approximately 52% and 34% of the Company’s total purchases, respectively. As of December 1, 2019, none of suppliers accounted more than 10% of the Company’s total accounts payable. As of December 31, 2018, one supplier accounted for approximately 10%, of the Company’s total accounts payable.

Our suppliers may fail to meet timelines or contractual obligations or provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a supplier within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.

In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.

Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results.

We had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows: For the year ended December 31, 2019, three customers accounted for approximately 20%, 20% and 20%, of the Company’s total revenues, respectively. Two of these three customers are with one parent company. For the year ended December 31, 2018, three customers accounted for approximately, 20%, 15% and 12% of the Company’s total revenues, respectively. Two of these three customers are the subsidiary of one parent company and total revenue from these two customers accounted for approximately 35% of the Company’s total revenues. As of December 31, 2019, four customers accounted for approximately 23%, 16%, 16%, and 10% of the Company’s accounts receivable. As of December 31, 2018, three customers accounted for 26%, 19% and 10% of the Company’s accounts receivable.  The loss of these major customers may materially affect our business and financial conditions.

11

If we fail to hire, train and retain qualified managerial and other employees, our business and results of operations could be materially and adversely affected.

We place substantial reliance on the experience and knowledge of our senior management team. The loss of the services of one or more members of our senior management team due to their departure, or otherwise, could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for our current senior management could be difficult, and competition for such personnel of similar experience is intense. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected.

Any failure to protect our intellectual property rights could have a negative impact on our business.

We believe our intellectual property rights are critical to our success. Any unauthorized use of our intellectual property rights could harm our competitive advantages and business. Historically, China has not protected intellectual property rights to the same extent as the United States or the British Virgin Islands, and infringement of intellectual property rights continues to pose a serious risk of doing business in China. Despite Chinese intellectual property laws and regulations in relation to patents, trademarks, and copyrights, among others, monitoring and preventing unauthorized use may still be practically difficult. The measures we take to protect our intellectual property rights may not be adequate. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand and intellectual property rights, we may lose these rights and our business may suffer materially.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares may decline.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, and other control deficiencies. One material weakness identified relates to a lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements. As a result of lacking an effective accounting review process, material adjustments were made to the financial statements for the last three fiscal years in order to be in conformity with U.S. GAAP. We also identified a significant deficiency relating to insufficient written policies and procedures for accounting and financial reporting which led to inadequate financial statement closing process. Following the identification of the material weaknesses and control deficiencies, we have taken and plan to continue to take remedial measures. As part of our initial public offering process, we engaged financial consultants to advise on accounting and financial reporting processes in conformity with U.S. GAAP, and our management and accounting department have since had a substantially improved understanding of U.S. GAAP and financial reporting requirements. We also plan to hire officers and employees who have knowledge and experience in U.S. GAAP and financial reporting process. Additionally, we have had a recruitment plan in place and have been searching for candidates for qualified internal audit personnel with appropriate knowledge of U.S. GAAP. To remediate our material weaknesses, we expect to incur substantially more additional costs for addressing our material weaknesses and deficiencies. Our remedial measures include: (a) hiring qualified internal control personnel who will manage the implementation of internal control policies and procedures and improvement of the internal audit function; (b) developing and implementing written policies and procedures for accounting and financial reporting that meet the standards applied to public companies listed in the United States; and (c) conducting internal control training to management, key operations personnel and the accounting department, so that management and relevant personnel understand the requirements and elements of internal control over financial reporting mandated by the U.S. securities laws. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Common Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

12

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial conditions and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this offering, we mainly operate our businesses as a private company in the PRC. As a result of this offering, our company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial conditions and results of operations.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company prior to our initial public offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Besides, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch that became effective on March 1, 2014 that the number of seconded employees an employer uses may not exceed 10% of its total labor force and employers who were not in compliance with such requirement would have a two-year transition period from March 1, 2014 to adjust their employment plan until they comply with such requirement. Our VIE and its consolidated subsidiaries and consolidated branch offices had used seconded employees for their principal business activities. The transition period ended on February 29, 2016, and those PRC subsidiaries have taken steps to decrease the number of seconded employees. If the relevant PRC subsidiaries are deemed to have violated the limitation on the use of seconded employees under the relevant labor laws and regulations, we may be subject to fines and incur other costs to make required changes to our current employment practices.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

13

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

Our internet-based business depends on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure we depend on will remain sufficiently reliable for our needs. Any failure to maintain the performance, reliability, security or availability of our network infrastructure may cause significant damage to our ability to attract and retain users and clients. Major risks involving our network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of our servers;

●	disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access our online and mobile platforms;

●	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

●	any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of our online and mobile platforms or deterioration in the quality of access to our online and mobile platforms could reduce user and client satisfaction and result in a reduction in the activity level of our users and clients as well as the number of clients making trading transactions on our platform. Furthermore, increases in the volume of traffic on our online and mobile platforms could strain the capacity of our existing computer systems and bandwidth, which could lead to slower response times or system failures. The internet infrastructure we depend on may not support the demands associated with continued growth in internet usage. This could cause a disruption or suspension in our service delivery, which could hurt our brand and reputation. We may need to incur additional costs to upgrade our technology infrastructure and computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic and transaction in the future.

Because we are a British Virgin Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are a company limited by shares incorporated in the British Virgin Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States and the proceeds of this offering will primarily be held in banks outside of the United States. All of our officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

Since our directors and officers currently own 58% of our ordinary shares, and will own at least % of our ordinary shares following the Offering, she will have the ability to elect directors and approve matters requiring shareholder approval by way of ordinary resolution or special resolution.

Our directors and officers currently own 58% of our ordinary shares and will own at least  % of our ordinary shares following the Offering. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares.

14

We will be a “controlled company” within the meaning of the Nasdaq stock Market Rules and Nasdaq Capital Market rules if after this offering our insiders continue to beneficially own more than 50% of our outstanding ordinary shares.

Prior to the completion of this Offering, our directors and officers beneficially own a majority of the voting power of our outstanding ordinary shares. We expect to continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, the Company will be a controlled company under applicable Nasdaq listing standards. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. Although we currently do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our High-Tech Enterprise status could not be assured. Accordingly, we may lose tax-incentives granted by the Chinese government, which could lead to a negative implication on our business operations and revenues.

China’s Ministry of Science & Technology, Ministry of Finance and State Administration of Taxation have jointly revised and improved the “Measures for Administration of Accreditation of High-Tech Enterprises (Guo Ke Fa Huo [2016] No.32).” which include multiple policies that aim to promote and benefit high-tech enterprises. On November 7, 2019, our enterprise met all the requirements and successfully gained the High-Tech status. The status certificate will be valid for three years after the issue date, affording us with tax incentives such as a reduced 15% corporate income tax (CIT) and staff training reimbursements.

With significant tax incentives provided for enterprises with the qualification, China’s government is accordingly stringent in its regulation and inspection of companies applying for the benefits. Organizations to conduct a review. If the enterprise is found to not comply with the conditions, high-tech enterprise status will be withdrawn, and tax authorities will be notified. In addition, status eligibility and requirements may be adjusted and imposed, affecting our certification in the future. Accordingly, it may also potentially have a negative impact on our business. We cannot provide any assurances as to whether such status or tax incentive could be retained in the future.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our ordinary share.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to filing the registration statement of which this prospectus is a part, we were not subject to these rules. As a result, we do not have in place effective disclosure controls and procedures or internal controls over financial reporting. We are not subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our ordinary shares, may be materially and adversely affected if we do not have effective internal controls. We do not presently have the financial resources or personnel to develop or implement systems that would provide us with the necessary information on a timely basis so as to be able to implement financial controls. As a result, we may not discover any problems in a timely manner, and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our ordinary shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our ordinary shares and may make it more difficult for us to raise funds in a debt or equity financing.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our ordinary shares.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from disclosure and other requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. See “Implications of Our Being an “Emerging Growth Company.”

15

Risks Related to Our Corporate Structure and Operation

If the PRC government deems that the contractual arrangements in relation to Huarui China, our consolidated variable interest entity, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We rely on and expect to continue to rely on our wholly owned PRC subsidiary’s contractual arrangements with Huarui China and its shareholders to operate our business. These contractual arrangements may not be as effective in providing us with control over Huarui China as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of Huarui China. Under the current contractual arrangements, as a legal matter, if Huarui China or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform its/his/her obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Huarui China’s shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Huarui China are held by a total of 32 shareholders. Their interests may differ from the interests of our Company as a whole. They may breach, or cause Huarui China to breach, or refuse to renew the existing contractual arrangements we have with Huarui China, which would have a material adverse effect on our ability to effectively control Huarui China and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Huarui China to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor.

Currently, we do not have arrangements to address potential conflicts of interest the shareholders of our consolidated VIE may encounter, on one hand, and as a beneficial owner of our Company, on the other hand. We, however, could, at all times, exercise our option under the exclusive option agreement to cause them to transfer all of their equity ownership in our consolidated VIE to a PRC entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing shareholders of our consolidated VIE as provided under the power of attorney, directly appoint new directors of our consolidated VIE. We rely on the shareholders of our consolidated VIE to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our Company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of the British Virgin Islands, which provide that directors have a duty of care and a duty of loyalty to act honestly in good faith with a view to our best interests. However, the legal frameworks of China and the British Virgin Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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Contractual arrangements in relation to our variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC variable interest entity owe additional taxes, which could negatively affect our results of operations and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our variable interest entity Huarui China and the shareholders of Huarui China were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Huarui China’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Huarui China for PRC tax purposes, which could, in turn, increase their tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of Huarui China to transfer their equity interests in Huarui China at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Huarui China for the adjusted but unpaid taxes according to the applicable regulations. Our results of operations could be materially and adversely affected if Huarui China’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

If we exercise the option to acquire equity ownership of Huarui China, the ownership transfer may subject us to certain limitation and substantial costs.

Pursuant to the contractual arrangements, WFOE has the exclusive right to purchase all or any part of the equity interests in Huarui China from Huarui China’s shareholders for a nominal price, unless the relevant government authorities or then applicable PRC laws request that a minimum price amount be used as the purchase price, in such case the purchase price shall be the lowest amount under such request. The Huarui China Shareholders will be subject to PRC individual income tax on the difference between the equity transfer price and the then current registered capital of Huarui China. Additionally, if such a transfer takes place, the competent tax authority may require WFOE to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

Risks Related to Doing Business in the PRC

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our British Virgin Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take a number of months.

The proceeds of this offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of this offering. We may be unable to use these proceeds to grow our business until we receive such proceeds in the PRC. In order to remit the offering proceeds to the PRC, we will take the following actions:

First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to State Administration for Foreign Exchange (“SAFE”) certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments by domestic residents, and foreign exchange registration certificate of the invested company.

Second, we will remit the offering proceeds into this special foreign exchange account.

Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary materially. Ordinarily, the process takes several months to complete but is required by law to be accomplished within 180 days of application. Until the abovementioned approvals, the proceeds of this offering will be maintained in an interest-bearing account maintained by us in the United States.

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PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitably.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

Because our business is conducted in RMB and the price of our ordinary shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currently of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our ordinary shares offered by this prospectus are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect that amount of proceeds we will have available for our business.

Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The EIT Law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules promulgated under the EIT Law define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. In April 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has provided certain specific criteria for determining whether the “de facto management bodies” of a PRC-controlled enterprise that is incorporated offshore is located in China. However, there are no further detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” Although our board of directors and management are located in the PRC, it is unclear if the PRC tax authorities will determine that we should be classified as a PRC “resident enterprise.”

If we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our ordinary shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our ordinary shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our ordinary shares.

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There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC EIT Law and its implementation rules, the profits of a foreign invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company. Our PRC subsidiary is wholly-owned by our Hong Kong subsidiary. Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the tax payer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiary must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, projects or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status. In current practice, a Hong Kong enterprise must obtain a tax resident certificate from the relevant Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority.

Even after we obtain the Hong Kong tax resident certificate, we are required by applicable tax laws and regulations to file required forms and materials with relevant PRC tax authorities to prove that we can enjoy 5% lower PRC withholding tax rate. We intend to obtain the required materials and file with the relevant tax authorities when it plans to declare and pay dividends, but there is no assurance that the PRC tax authorities will approve the 5% withholding tax rate.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our stock.

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The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings or any of our other public pronouncements.

Risks Related to this Offering

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares. We intend to apply to listing our ordinary shares on the Nasdaq Capital Market. However, an active public market for our ordinary shares may not develop or be sustained after the offering, in which case the market price and liquidity of our ordinary shares will be materially and adversely affected. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter system.

The initial public offering price for our ordinary shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our ordinary shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value or any other indicia of value. We cannot assure you that the market price of our ordinary shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our ordinary shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price of our ordinary shares is substantially higher than the net tangible book value per share of our ordinary shares. Consequently, when you purchase our ordinary shares in the offering and upon completion of the offering, you will incur immediate dilution of $  per share, based on an assumed initial public offering price of $  per share.  In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding warrants or options we may grant from time to time.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our ordinary shares, the price of our ordinary shares and trading volume could decline.

The trading market for our ordinary shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our ordinary shares and the trading volume to decline.

The market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our ordinary shares will be determined through negotiations between the underwriters and us and may vary from the market price of our ordinary shares following our initial public offering. If you purchase our ordinary shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our ordinary shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

Our board of directors may decline to register transfers of ordinary shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our ordinary shares are listed or traded from time to time, our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares conceded are free of any lien in favor of us; or (vi) a fee of such maximum sum as Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the United States. As a publicly listed company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. In some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public listing could affect our results of operations.

We are a “foreign private issuer” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of any October 31st before that time, in which case we would no longer be an emerging growth company as of the following December 31th. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

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The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

There may not be an active, liquid trading market for our ordinary shares.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price will be determined by negotiations between us and the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our ordinary shares, as the future sale of a substantial amount of outstanding ordinary shares in the public marketplace could reduce the price of our ordinary shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our ordinary shares.   shares will be outstanding immediately after this offering. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the pro forma net tangible book value per share of our ordinary shares. Assuming the completion of the firm commitment offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $          or approximately            % in the pro forma net tangible book value per share from the price per share that you pay for the shares. Assuming the completion of the maximum offering, if you purchase shares in this offering, you will incur immediate dilution of approximately $            or approximately            % in the pro forma net tangible book value per share from the price per share that you pay for the ordinary shares. Accordingly, if you purchase shares in this offering, you will incur immediate and substantial dilution of your investment. See “Dilution.”

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You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under British Virgin Islands law.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary duties of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the British Virgin Islands. In addition, British Virgin Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of British Virgin Islands exempted companies like us have no general rights under British Virgin Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary share in this offering will be approximately $               , after deducting the underwriting discounts, estimated offering expenses payable by us and advising fees, based on the assumed initial public offering price of $               per ordinary share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $              , after deducting the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows after we complete the remittance process, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds	Percentage
Purchase 50 acres of state-owned land as new manufacturing site		18.10%
Build a new factory of 20,000 square meters		21.60%
Increase factory capacity by adding machining centers and auxiliary equipment		12.90%
Research and Development		10.30%
Talent recruitment and training		2.60%
General working capital		34.50%
Total		100%

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

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DIVIDEND POLICY

Prior to the Reorganization, our main operating entity, Jiangyin Huarui Electrical Technology Co., Ltd (“Huarui China”) declared and paid cash dividends of $3,899,853 to its shareholders. The purpose of this dividend was to distribute the accumulated retained earnings as of December 31, 2019 to the existing shareholders before the Company’s initial public offering.

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the Board of Directors may deem relevant.

Under British Virgin Islands law, we may only pay dividends from surplus (the excess, if any, at the time of the determination of the total assets of our company over the sum of our liabilities, as shown in our books of account, plus our capital), and we must be solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business; and the realizable value of assets of our company will not be less than the sum of our total liabilities, other than deferred taxes as shown on our books of account, and our capital.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries. Current PRC regulations permit our PRC subsidiaries to pay dividends to Huarui HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after- tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiaries in China are required to set aside statutory reserves and have done so.

In addition, pursuant to the EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by our PRC subsidiaries are subject to withholding tax at a rate of 10% unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations in China may be used to pay dividends to our company.

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EXCHANGE RATE INFORMATION

Our financial information is presented in U.S. dollars. Our PRC subsidiaries’ functional currency is Renminbi (“RMB”), the currency of the PRC. Transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China at the dates of the transactions. Exchange gains and losses resulting from transactions denominated in a currency other than the RMB are included in statements of operations as foreign currency transaction gains or losses. Our financial statements have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates as to assets and liabilities and average exchange rates as to revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in shareholders’ equity. The relevant exchange rates are listed below:

	For the Six Months Ended June 30, 2020	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Period Ended RMB: USD exchange rate	7.0651	6.8650	6.9618	6.8755
Period Average RMB: USD exchange rate	7.0322	6.7836	6.9081	6.6090

The consolidated balance sheet balances, with the exception of equity at June 30, 2020, December 31, 2019 and 2018 were translated at RMB7.0651, RMB6.9618 and RMB6.8755 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to consolidated statements of comprehensive income and cash flows for the years ended December 31, 2019 and 2018 were RMB6.9081 and RMB6.6090 to $1.00, respectively. The average translation rates applied to consolidated statements of comprehensive income and cash flows for the six months ended June 30, 2020 and 2019 were RMB7.0322 and RMB6.7836 to $1.00, respectively.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. We do not currently engage in currency hedging transactions.

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020 on a pro forma as adjusted basis giving effect to the sale of the firm commitment offering at an assumed initial public offering price of $  per share and to reflect the application of the proceeds after deducting the underwriting discounts and commissions and non-accountable expense allowance. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Share Capital.”

Ordinary Shares

U.S. Dollars

	As of June 30, 2020
	Actual	Pro forma(1)
Short term bank loans	$1,698,490
Shareholder’s Equity:
Ordinary shares, US$1 par value	50,000
Additional paid-in capital (2)	5,347,598
Subscription receivable	(50,000)
Statutory reserve	467,899
Retained earnings	311,230
Accumulated other comprehensive loss	(565,849)
Total shareholders’ equity	5,560,878
Total capitalization	$7,259,368

(1)	Gives effect to the sale of the firm commitment offering at an assumed initial public offering price of $ per share and reflects the application of the proceeds after deducting the underwriting discounts and commissions, non-accountable expense allowance and our estimated offering expenses.

(2)	Pro forma adjusted additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting discounts and commissions and non-accountable expense allowance, and approximately $ in other expenses. We expect to receive net proceeds of approximately $ ($ offering, less underwriting discounts and commissions of $ , non-accountable expense allowance of $ and offering expenses of $ ).

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $  million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of one million in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $  million, assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

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DILUTION

If you invest in our ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of June 30, 2020, we had a historical net tangible book value of $ , or $ per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of ordinary shares outstanding on June 30, 2020.

After giving effect to the sale of ordinary shares in this offering at the assumed initial public offering price of $ per ordinary share and after deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2020 would have been $ , or $ per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $ per ordinary share to existing investors and immediate dilution of $  per ordinary share to new investors. The following table illustrates this dilution to new investors purchasing ordinary share in this offering:

	Offering without Over-allotment Option	Offering with Full Exercise of Over- allotment Option
Assumed initial public offering price per ordinary share	$	$
Net tangible book value per ordinary share as of June 30, 2020	$	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing ordinary shares in this offering	$	$
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $  per ordinary share would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2020 after this offering by approximately $ per ordinary share, and would increase (decrease) dilution to new investors by $ per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of ordinary shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of June 30, 2020 after this offering by approximately $ per ordinary share, and would decrease (increase) dilution to new investors by approximately $ per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriter exercises its over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be $  , the increase in net tangible book value per ordinary share to existing shareholders would be $  , and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $  ..

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2020, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated commissions to the underwriters and the estimated offering expenses payable by us.

	Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
($ in thousands)
Existing shareholders (1)				$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$

(1) Not including over-allotment shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Risk Factors”, “Selected Consolidated Financial Information”, our audited consolidated financial statements and the related notes and our unaudited interim consolidated financial statements and the related notes, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.” Our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

Huarui International New Material Limited is a holding company that was incorporated under the laws of British Virgin Islands on August 26, 2019. The Company, through its subsidiaries and VIE, specializes in producing fine finish copper fittings and copper busbars for high-conductivities electrical power applications in the PRC.

A Reorganization of the legal structure was completed on January 20, 2020. The Reorganization involved (i) the incorporation of the Company’s wholly-owned subsidiary, Huarui HK, an investment holding company incorporated under the laws of Hong Kong on September 10, 2019; (ii) the incorporation of Huarui HK’s wholly-owned subsidiary, HYC, a wholly foreign-owned enterprise in PRC on December 16, 2019 and (iii) On January 20, 2020, the Company, through its wholly owned subsidiary, HYC entered into a series of contractual arrangement, with Huarui China and its respective shareholders.

Huarui China was incorporated in Jiangyin City, Jiangsu Province, PRC on December 30, 2014 under the laws of the PRC. Huarui China is primarily engage in producing copper busbars, fine finish copper fittings for high-conductivities electrical power applications and other copper cathode related conductors in PRC.

Before and after the Reorganization, a same group of shareholders owns 98.125% of Huarui China and 83.9355% of Huarui, therefore, the Company with its subsidiaries and Huarui China were controlled by substantially the same group of shareholders. The Reorganization is considered the acquisition of entities under common control due to a high degree of common ownership and because the ownership interests were, in substance, the same before and after the Reorganization. The Reorganization was deemed to be a non-substantive merger, with no step up in basis of the related assets and liabilities. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our products are widely used in solar energy, High-speed Railway, chemistry engineering and mechanical industries. Our product portfolio includes thousands of types of copper fittings, as well as custom-designed products. We are flexible enough to provide personalized service for each customer.

We have grown to be one of leading companies in the copper fittings industry in China, offering over 15,000 parts from several separate product categories. All products are manufactured in our own ISO 9001:2015 accredited factories, carrying international approvals. In the last two fiscal years, we generated revenue mostly from generic copper busbars and fine finish copper and aluminum fittings.

We are a nationally recognized brand. We have been recognized as Best Supplier in China’s low-voltage electronic systems industry by the National Low Voltage Systems Association in 2016 and 2018. We have been rewarded as High-Tech Innovation Model Company by Jiangsu Province in 2019. We have a huge impact across domestic low-voltage electronic systems industry with enhanced market prospects. We are business partner and supplier of many international companies and large companies, including Jiangsu Luokai Electrical and Mechanical Co., Ltd., Sungrow Power Co., Ltd., Jiangsu Rugao High Voltage Electric Co., Ltd., Jiangsu Juyuan Electric Co., Ltd., and Xiamen ABB Low Voltage Electrical Equipment Co., Ltd., etc.

Our products are customized products and we use a build to order, or BOT, business model which means a flexible order placing model for production scheduling, material procurement, and delivery arrangement according to different customer orders. We adopt an integrated business model to meet our clients’ needs. Customers firstly list their specified requirements to the sales department. The sales department later communicates with its technical department to evaluate the feasibility. After that, the production department produces samples and submits them to the quality inspection department for inspection. The quality inspection department will submit the inspection report to the sales department. The sales department will submit the samples, inspection report, quality assurance, and quotation to the customer for verification. After receiving the customer's confirmation, our procurement department will purchase the raw materials and the production department will produce the products. The inspection department will inspect and issue the inspection report. Lastly the production department will pack and deliver the products to the customer.

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Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	Risk of increased competition - The domestic market for copper fittings products is fragmented and highly competitive. Some of our fitting products compete on the basis of price and are sold in markets with low barriers to entry. New competition in these markets could force us to cut prices even further, resulting in further reduced margins in already low-margin products.

●	Risk of changes in the cost of raw materials. Electrolytic copper is the main raw material of the products our company produce and its cost takes up more than 90% of the total cost of production. The prices of electrolytic copper and other raw material have experienced significant fluctuation historically and are expected to continually fluctuate in response to general economic conditions, supply and demand and the level of global inventions which are beyond our control.

Because the prices of commodities are affected by a variety of factors, most of which are beyond our control, we may not be able to respond promptly to the fluctuation in electrolytic copper or other raw material prices in international market or domestic market. For example, the range for the high and low prices of electrolytic copper in 2015 to 2019 were RMB 60,000 and RMB 30,000 respectively. In addition, since our profit margin for trading copper products is based on price fluctuations in the short term, we need to make the correct prediction of the price fluctuations of these commodities on the markets to maintain our profit margin. As a result, any significant fluctuation in international market prices for these commodities could materially and adversely affect our business, financial condition and results of operations.

●	Risk of inability to meet the evolving customer requirements for copper busbar and copper profile products and invest in the development of new products. If we fail to develop or enhance our products to satisfy evolving customer demands, our business, operating results, financial condition and prospects may be harmed significantly. The market for copper busbar and copper profile products is characterized by changing technologies, periodic new product introductions and evolving customer and industry standards. Our competitors are continuously searching for more cost-effective products and substitutes for copper busbar and copper profiles, including products in “green portfolio” which are more environmentally friendly. Our current and prospective customers may choose products that might be offered at a lower price than our products. To achieve market acceptance for our products, we must effectively and timely anticipate and adapt to customer requirements and offer products and services that meet customer demands. This strategy may cause us to pursue other technologies or capabilities through acquisitions or strategic alliances.

●	Coronavirus (COVID-19) Update

The outbreak of the COVID-19, first reported in mainland China in December 2019, then in Asia and eventually throughout the world, has significantly affected the economic and business activities within China. Actions taken around the world to help mitigate the spread of the COVID-19 include city lockdowns, travel restrictions, quarantines in certain areas, and forced closures for certain types of public places and businesses. Our operations are not deemed essential by the local governments in which we operate, neither as our primary vendors. As such, we temporarily closed our offices and ceased our operations during the periods in February and March 2020 as required by the local governments. As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be contained and most provinces and cities have resumed business activities under the guidance and support of the government.

In light of the current situation, we believe that the impact of the COVID-19 outbreak on our business is both temporary and limited, and our revenues would start growing again once the COVID-19 is under effective control or disappears.

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We believe that our current cash and cash equivalents, proceeds from additional equity and debt financing and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continuing operations. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. In addition, due to the actions taken around the world to help mitigate the spread of the COVID-19 include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses globally, the COVID-19 is expected to continue to have an adverse impact on the global economy and financial markets, which resulting in an economic downturn that could impact our ability to raise capital or slow down potential business opportunities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Results of Operations

For the years ended December 31, 2019 and 2018

Revenue

The following table sets forth the breakdown of our net revenue for the periods presented:

	For the years ended December 31,
	2019		2018
Revenue	Revenue	% of Total	Revenue	% of Total	Variance	Variance %
Copper busbars	$19,746,442	59.0%	$30,828,566	62.4%	$(11,082,124)	(35.9)%
Fine finish fittings	13,634,522	40.7%	14,439,365	29.2%	(804,843)	(5.6)%
Electrolytic copper and others	113,442	0.3%	4,123,252	8.4%	(4,009,810)	(97.2)%
Total Revenue	$33,494,406	100%	$49,391,183	100%	$(15,896,777)	(32.2)%

Total revenue decreased approximately $15.9 million, or 32.2%, to approximately $33.5 million for the year ended December 31, 2019 from approximately $49.4 million for the year ended December 31, 2018. The significant decreased in revenue was mainly due to the deceased revenues from sales of copper busbars, fine finish fittings and electrolytic copper in fiscal 2019.

Revenues from copper busbars

Revenues from sales of copper busbars decreased approximately $11.1 million, or 35.9%, to approximately $19.7 million for the year ended December 31,2019 from approximately $30.8 million for the year ended December 31,2018, the significant decrease in revenue was mainly due to we adopted new business strategy to gradually reduce our copper busbars production from fiscal 2019. Generic cooper busbars production is heavily relying on capital and has much lower gross margin. Reducing the production of cooper busbars meets our goals to improve cash flow and increase gross margin. As a result, the sales volume of our copper busbars decreased approximately 1.87 million kilograms from 4.89 million kilograms for fiscal 2018 to 3.02 million kilograms for fiscal 2019. However, the average unit selling price for copper busbars increased $0.24 per kilogram or 3.7% from the average unit selling price of $6.30 per kilogram for fiscal 2018 to the average unit selling price of $6.54 per kilogram for fiscal 2019.

Revenues from fine finish fittings

Revenues from fine finish fittings decreased approximately $0.8 million, or 5.6%, to approximately $13.6 million for the year ended December 31, 2019 from approximately $14.4 million for the year ended December 31, 2018. Over 97% of the revenue from our fine finish fitting products was from the sales of high-performance conductive copper nanocomposites for the fiscal 2019 and 2018. The remaining was from the sales of high-performance aluminum connectors and other fittings.

The sales volume of our fine finish fittings slightly decreased approximately 0.01 million from 1.60 million kilograms for fiscal 2018 to 1.59 million kilograms for fiscal 2019. As a result of fierce competition, we lowered our selling price to maintain and expand our market shares. The average unit selling price for our fine finish fitting products decreased $0.45 per kilogram or 5.0% from the average unit selling price of $8.99 per kilogram for fiscal 2018 to the average unit selling price of $8.55 per kilogram for fiscal 2019.

 Due to the fact that generic cooper busbars are resource and capital intensive, and have lower gross margin than fine finish copper fittings, to utilize our manufacturing advantages, we started to shift our sales and production focus to fine finish fittings in fiscal 2019. As a result, our percentage of revenue generated from fine finish fitting products in terms of total revenue increased from 29.2% in fiscal 2018 to 40.7% in fiscal 2019.

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Revenues from electrolytic copper and others

Revenue from electrolytic copper and others decreased approximately $4.0 million, or 97.2%, to approximately $0.1 million for the year ended December 31, 2019 from approximately $4.1 million for the year ended December 31, 2018. The decreased revenue from electrolytic copper and other sales was mainly due to in fiscal 2018, we had one-time sales of electrolytic copper to certain customers. For fiscal 2019, we had much less electrolytic copper sales.

Cost of Revenues

	For the years ended December 31,
	2019		2018
Cost of Revenues by type	Amount	% of total costs	Amount	% of total costs	Variance	Variance %
Copper busbars	18,884,562	62.7%	30,418,122	66.4%	(11,533,560)	(37.9)%
Fine finish fittings	11,169,390	37.1%	11,153,343	24.3%	16,047	0.1%
Electrolytic copper and others	58,339	0.2%	4,263,598	9.3%	(4,205,259)	(98.6)%
Total Cost of Revenue	30,112,291	100%	45,835,063	100%	(15,722,772)	(34.3)%

Total cost of revenue decreased approximately $15.7 million, or 34.3%, to approximately $30.1 million for the year ended December 31, 2019 from approximately $45.8 million for the year ended December 31, 2018. The decreased cost of revenue was mainly due to the decrease of sales volume of copper busbars and electrolytic copper in fiscal 2019 as compared to fiscal 2018.

The company’s inventories consist mostly metals, including electrolytic copper and aluminum. The Company records the value of its inventory using the lower of cost or net realizable value, cost calculated on the weighted average method. The value of the Company’s inventory largely affected by the commodity prices. As a result, decreases in the market value of metals, such as electrolytic copper and aluminum would result in a lower stated value of the Company’s inventory, which may require the Company to take a charge for the decrease in the value of its inventory.

As of December 31, 2019 and 2018, the Company had approximately 521.2 and 440.7 metric tons of electrolytic copper and aluminum in the inventory. The Company recorded inventory markdown of $101,375 and $129,795 for the years ended December 31, 2019 and 2018, respectively, due to the decrease in the market value of electrolytic copper and aluminum.

Cost of revenue from copper busbars

Cost of revenue from copper busbars decreased approximately $11.5 million, or 37.9%, to approximately $18.9 million for the year ended December 31, 2019 from approximately $30.4 million for the year ended December 31, 2018. The decreased cost of revenue from copper busbars were mainly due to the decreased sales volume in fiscal 2019 as compared to fiscal 2018, offset by the slight increase of the average unit cost for our copper busbars from $6.22 per kilogram for fiscal 2018 to $6.25 per kilogram for fiscal 2019.

Cost of revenues from fine finish fittings

Cost of revenue from fine finish fittings slightly increased approximately $0.1 million, or 0.1%, to approximately $11.2 million for the year ended December 31, 2019 from approximately $11.1 million for the year ended December 31, 2018. The average unit cost for our fine finish fitting products increased slightly from $6.95 per kilogram for fiscal 2018 to $7.00 per kilogram for fiscal 2019, offset by the slight decreased sales volume in fiscal 2019 as compared to fiscal 2018.

Cost of revenues from electrolytic copper and others

Cost of revenue from electrolytic copper and others decreased approximately $4.2 million, or 98.6%, to approximately $0.1 million for the year ended December 31, 2019 from approximately $4.3 million for the year ended December 31, 2018. The decreased cost of revenue from electrolytic copper and others was mainly due to the decreased sale sales volume in fiscal 2019 as compared to fiscal 2018.

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Gross profit

	For the years ended December 31,
	2019		2018
Gross Profit	Amount	GP margin %	Amount	GP margin %	Variance	Variance %
Copper busbars	861,880	4.4%	410,444	1.3%	451,436	3.0%
Fine finish fittings	2,465,132	18.1%	3,286,022	22.8%	(820,890)	(4.7)%
Electrolytic copper and others	55,103	48.6%	(140,346)	(3.4)%	195,449	52.0%
Total Gross Profit	3,382,115	10.1%	3,556,120	7.2%	(174,005)	2.9%

Total Gross profit decreased approximately $0.2 million to $3.4 million for the year ended December 31, 2019, from approximately $3.6 million for the year ended December 31, 2018. Overall gross profit margin was 10.1% for the year ended December 31, 2019, as compared to 7.2% for the year ended December 31, 2018. The increase of gross profit margin was mainly due to we increased our percentage of revenue derived from fine finish fitting products to 40.7% for fiscal 2019 from 29.2% for fiscal 2018. Fine finish fitting products contributed much higher gross profit and gross margin than generic copper busbars, which compensated the negative impact of the decreased overall sales in fiscal 2019 as compared to fiscal 2018.

Gross profit from sales of copper busbars increased approximately $0.5 million to approximately $0.9 million for the year ended December 31, 2019, from approximately $0.4 million for the year ended December 31, 2018. Gross profit margin from sales of copper products was 4.4% for the year ended December 31, 2019, as compared to 1.3% for the year ended December 31, 2018. The increase of gross profit margin was mainly due to the average unit selling price for copper busbars increased 3.7% per kilogram for fiscal 2019, as compared to fiscal 2018.

Gross profit from fine finish fitting products decreased by approximately $0.8 million to approximately $2.5 million for the year ended December 31, 2019, from approximately $3.3 million for the year ended December 31, 2018. Gross profit margin from fine finish fitting products was 18.1% for the year ended December 31, 2019, as compared to 22.8% for the year ended December 31, 2018. The decrease of gross profit margin was mainly due to the average unit selling price for our fine finish fitting products decreased 5.0% per kilogram for fiscal 2019, as compared to fiscal 2018.

Gross profit from electrolytic copper and others sales increased by $195,449 to $55,103 for the year ended December 31, 2019, from a negative gross profit of $140,346 for the year ended December 31, 2018. Gross profit margin from product sale was 48.6% for the year ended December 31, 2019, as compared to negative gross profit margin of 3.4% for the year ended December 31, 2018. For fiscal 2018, we had one-time sales of electrolytic copper to certain customers which we incurred higher cost as compare to the revenue generated due to the higher purchase price of raw materials and lower margin we charged. In fiscal 2019, we dropped these negative margin customers, and the gross margin increased due to we were able to charge high premiums for electrolytic copper sales.

Selling expenses

Selling expenses decreased by $125,598, or 32.5%, to $261,049 for the year ended December 31, 2019, from $386,647 for the year ended December 31, 2018. The decrease in selling expenses was mainly due to decreased entertainment and shipping expenses. As a percentage of revenues, selling expenses were approximately 0.8% of our total revenues for the years ended December 31, 2019 and 2018.

General and administrative expenses

General and administrative expenses decreased by $38,681, or 7.6%, to $467,422 for the year ended December 31, 2019 from $506,103 for the year ended December 31, 2018. As a percentage of revenues, general and administrative expenses were approximately 1.4% and 1.0% of our total revenues for the year ended December 31, 2019 and 2018, respectively.

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Research and development expenses

Research and development expenses decreased by approximately $0.4 million, or 29.1%, to approximately $0.8 million for the year ended December 31,2019, from approximately $1.2 million for the year ended December 31,2019, representing 2.5% and 2.4% of our total revenue for fiscal 2019 and fiscal 2018, respectively. We continue to invest the research for our high-performance conductive copper connectors and fittings by testing new materials and production processes. We expect R&D expense to keep increasing in terms of our total revenue, as we continue to conduct research and development activities to stay competitive in the marketplace.

Interest expense, net of interest income

Our interest expenses were approximately $0.26 million and $0.29 million, respectively, for the year ended December 31, 2019 and 2018.  The decrease of the interest expense was mainly due to we paid less interests for the discounts associated with the settlement of bank acceptance notes before the maturity dates.

We had bank acceptance notes of $226,296 and $139,202 provided by the Company’s customers as of December 31, 2019 and 2018, respectively. These notes with 3-6 months maturity dates were issued or endorsed by the Company’s customers to repay their balance to the Company and these notes were guaranteed by the banks.

For the year ended December 31, 2019 and 2018, the Company settled total of approximately $15.3 million and $14.0 million bank acceptance notes prior to their maturity dates, respectively. For the year ended December 31, 2019, the weighted average days of settlement before the maturity date was 153 days and the weighted average interest rate was 3.16%. For the year ended December 31, 2018, the weighted average days of settlement before the maturity date was 148 days and the weighted average interest rate was 4.53%. As a result, we recorded interests of $206,493 and $258,721, respectively, for the discounts associated with the settlement of these bank acceptance notes before the maturity dates.

We also had outstanding bank loan of approximately $1.3 million and $0.8 million as of December 31, 2019 and 2018, respectively. For the years ended December 31, 2019 and 2018, the Company recorded bank loan interest expenses of $58,472 and $31,830, respectively.

Subsidy income

We received government subsidies of $29,487 and $212,438, respectively, for the year ended December 31, 2019 and 2018.  These subsidies were granted by local government authorities as an incentive to promote development of the local technology industry.

Other income (expense)

We had other income was $238,036 for the year ended December 31, 2019 and other expenses of $4,565 for the year ended December 31, 2018.  During fiscal 2019, we opened a trading account with a licensed brokerage firm to trade future contracts for certain metals, mainly copper. We use these futures contracts, which are not designated or qualifying as hedging instruments, to partially hedge the effects of fluctuations in the price of copper. Futures contracts are recognized at fair value in the consolidated financial statements with current recognition of gains and losses on such positions. We classify these future contracts as trading securities and accordingly, unrealized holding gains and losses are included in earnings. For the years ended December 31, 2019, we recorded realized gains of $266,717 as other income. We had no open position contracts held by the brokerage firm as of December 31, 2019.

Income before income taxes

Our income before income taxes was approximately $1.8 million for the year ended December 31, 2019, an increase of approximately $0.4 million as compared to approximately $1.4 million for the year ended December 31, 2018. The increase was primarily attributable to the increase of taxable income, which was mainly due to the decrease of total operation expenses, which compensated the decreased gross profit for fiscal 2019.

Provision for income taxes

Our provision for income taxes was approximately $0.18 million for the year ended December 31, 2019, an increase of $0.11 million from approximately $0.07 million for the year ended December 31, 2018. The effective tax rates for the year ended December 31, 2019 and 2018 were 10.1% and 5.2%, respectively. The increased income tax provision was in line with increased taxable income in fiscal 2019 and less tax deduction due to less research and development expense in fiscal 2019. Our principal business is performed in the PRC, therefore is subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC.

Net income

Our net income was approximately $1.6 million for the year ended December 31, 2019, an increase of approximately $0.3 million, or 22.4%, from approximately $1.3 million for the year ended December 31, 2018. The increase in net income in line with increased taxable income in fiscal 2019.

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For the six months ended June 30, 2020 and 2019

Revenue

The following table sets forth the breakdown of our net revenue for the periods presented:

	For the six months ended June 30,
	2020		2019
Revenue	Revenue	% of Total	Revenue	% of Total	Variance	Variance %
Copper busbars	$5,320,194	44.9%	$11,675,742	63.5%	$(6,355,548)	(54.4)%
Fine finish fittings	6,507,274	55.0%	6,591,556	35.9%	(84,282)	(1.3)%
Electrolytic copper and others	13,991	0.1%	107,994	0.6%	(94,003)	(87.0)%
Total Revenue	$11,841,459	100%	$18,375,292	100%	$(6,533,833)	(35.6)%

Total revenue decreased approximately $6.5 million, or 35.6%, to approximately $11.8 million for the six months ended June 30, 2020 from approximately $18.4 million for the same period of 2019. The significant decreased in revenue was mainly due to the deceased revenues from sales of copper busbars during the six months ended June 30, 2020 as compared to the same period of 2019.

Revenues from copper busbars

Revenues from sales of copper busbars decreased approximately $6.4 million, or 54.4%, to approximately $5.3 million in the six months ended June 30, 2020 from approximately $11.7 million for the same period of 2019. Due to business uncertainty, production interruption and travel and transportation restrictions caused by the COVID-19, as well as the we adopted new business strategy to gradually reduce our copper busbars production in general to meets our goals of improving cash flow and increasing gross margin, we decreased our cooper busbars production during the six months ended June 30, 2020 as compared to the same period last year. As a result, the sales volume of our copper busbars decreased by approximately 0.89 million kilograms from 1.77 million kilograms for the same period of 2019 to 0.88 million kilograms for the six months ended June 30,2020.

The decreased revenue was also impacted by the decreased selling price. The average unit selling price for copper busbars decreased $0.55 per kilogram or 8.4% from the average unit selling price of $6.61 per kilogram for the same period of 2019 to the average unit selling price of $6.06 per kilogram for the six months ended June 30, 2020.

Revenues from fine finish fittings

Revenues from fine finish fittings decreased approximately $0.1 million, or 1.3%, to approximately $6.5 million for the six months ended June 30, 2020 from approximately $6.6 million for the six months ended June 30, 2019. Over 97% of the revenue from our fine finish fitting products was from the sales of high-performance conductive copper nanocomposites for the six months ended June 30,2020 and 2019. The remaining was from the sales of high-performance aluminum connectors and other fittings.

The sales volume of our fine finish fittings slightly increased approximately 0.02 million from 0.71 million kilograms for the same period of 2019 to 0.73 million kilograms for the six months ended June 30,2020. However, the average unit selling price for our fine finish fitting products slightly decreased by $0.36 per kilogram or 3.9% from the average unit selling price of $9.33 per kilogram for the same period of 2019 to the average unit selling price of $8.96 per kilogram for the six months ended June 30, 2020.

 Due to the fact that generic cooper busbars are resource and capital intensive, and have lower gross margin than fine finish copper fittings, to utilize our manufacturing advantages, we started to shift our sales and production focus to fine finish fittings in fiscal 2019. As a result, our percentage of revenue generated from fine finish fitting products in terms of total revenue increased from 35.9% for the same period of 2019 to 55.0% for the six months ended June 30, 2020.

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Revenues from electrolytic copper and others

Revenue from electrolytic copper and others decreased approximately $0.1 million, or 87.0%, to $13,991 for the six months ended June 30, 2020 from $107,994 in the same period of last year due to we had much less electrolytic copper sales.

Cost of Revenues

	For the six months ended June 30,
	2020		2019
Cost of Revenues by type	Amount	% of total costs	Amount	% of total costs	Variance	Variance %
Copper busbars	5,211,082	49.4%	11,219,774	67.8%	(6,008,692)	(53.6)%
Fine finish fittings	5,338,900	50.5%	5,235,105	31.7%	103,795	2.0%
Electrolytic copper and others	9,145	0.1%	78,794	0.5%	(69,649)	(88.4)%
Total Cost of Revenue	10,559,127	100%	16,533,673	100%	(5,974,546)	(36.1)%

Total cost of revenue decreased approximately $6.0 million, or 36.1%, to approximately $10.6 million for the six months ended June 30, 2020 from approximately $16.5 million for the same period of 2019. The decreased cost of revenue was mainly due to the decrease of sales volume of copper busbars during the six months ended June 30, 2020 as compared to the same period of 2019.

Cost of revenue from copper busbars

Cost of revenue from copper busbars decreased approximately $6.0 million, or 53.6%, to approximately $5.2million for the six months ended June 30, 2020 from approximately $11.2 million for the same period of 2019. The decreased cost of revenue from copper busbars were mainly due to the decreased sales volume in six months ended June 30, 2020. The average unit cost for our copper busbars also decreased by $0.42 per kilogram or 6.6%, from $6.35 per kilogram for the same period of 2019 to $5.93 per kilogram for the six months ended June 30,2020.

Cost of revenues from fine finish fittings

Cost of revenue from fine finish fittings slightly increased approximately $0.1 million, or 2.0%, to approximately $5.3 million for the six months ended June 30, 2020 from approximately $5.2 million for the same period of 2019. The slight increase was mainly due to the increase of the sales volume, offset by the slight decrease of the average unit cost. The average unit cost for our fine finish fittings decreased by $0.05 or 0.7%, from $7.40 per kilogram for the same period of 2019 to $7.35 per kilogram for the six months ended June 30, 2020,

Cost of revenues from electrolytic copper and others

Revenue from electrolytic copper and others decreased $69,649, or 88.4%, to $9,145 for the six months ended June 30, 2020 from $78,794 for the same period of 2019. The decreased cost of revenue from electrolytic copper and others was mainly due to the decreased sale sales volume.

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Gross profit

	For the six months ended June 30,
	2020		2019
Gross Profit	Amount	GP margin %	Amount	GP margin %	Variance	Variance %
Copper busbars	109,112	2.1%	455,968	3.9%	(346,856)	(76.1)%
Fine finish fittings	1,168,374	18.0%	1,356,451	20.6%	(188,077)	(13.9)%
Electrolytic copper and others	4,846	34.6%	29,200	27.0%	(24,354)	(83.4)%
Total Gross Profit	1,282,332	10.8%	1,841,619	10.0%	(559,287)	(30.4)%

Total Gross profit decreased approximately $0.6 million to $1.3 million for the six months ended June 30, 2020, from approximately $1.8 million for the same period of 2019. Overall gross profit margin was 10.8% for the six months ended June 30, 2020, as compared to 10.0% for the same period of 2019. The increase of gross profit margin was mainly due to we increased our percentage of revenue derived from fine finish fitting products to 55.0% for the six months ended June 30,2020 from 35.9% for the same period of 2019. Fine finish fitting products contributed much higher gross profit and gross margin than generic copper busbars, which compensated the negative impact of the decreased overall sales in six months ended June 30, 2020 as compared to the same period of 2019.

Gross profit from sales of copper busbars decreased approximately $0.3 million to approximately $0.1 million for the six months ended June 30, 2020, from approximately $0.5 million for the six months ended June 30, 2019. Gross profit margin from sales of copper products was 2.1% for the six months ended June 30, 2020, as compared to 3.9% for the same period of 2019. The decrease of gross profit margin was mainly due to the average unit selling price for copper busbars decreased 8.4% per kilogram for the six months ended June 30,2020, as compared to the same period of 2019, compensated by the decreased average unit cost for copper busbars.

Gross profit from fine finish fitting products decreased by approximately $0.2 million to approximately $1.2 million for the six months ended June 30, 2020, from approximately $1.4 million for the same period of 2019. Gross profit margin from fine finish fitting products was 18.0% for the six months ended June 30, 2020, as compared to 20.6% for the same period of 2019. The decrease of gross profit margin was mainly due to the average unit selling price for our fine finish fitting products decreased 3.9% per kilogram for the six months ended June 30,2020, as compared to the same period of 2019.

Gross profit from electrolytic copper and others sales decreased by $24,354 to $4,846 for the six months ended June 30, 2020, from $29,200 for the same period of 2019. Gross profit margin from product sale was 34.6% for the six months ended June 30, 2020 as compared to 27.0% for the same period of 2019. The gross margin increased due to we were able to charge high premiums for small quantity of electrolytic copper sales.

Selling expenses

Selling expenses decreased by $37,448, or 26.8%, to $102,114 for the six months ended June 30, 2020, from $139,562 for the same period of 2019. The decrease in selling expenses was mainly due to decreased shipping expenses and staff salaries. As a percentage of revenues, selling expenses were approximately 0.9% and 0.8% of our total revenues for the six months ended June 30, 2020 and 2019 respectively.

General and administrative expenses

General and administrative expenses decreased by $45,056, or 17.3%, to $215,297 for the six months ended June 30, 2020 from $260,353 for the same period of 2019. As a percentage of revenues, general and administrative expenses were approximately 1.8% and 1.4% of our total revenues for the six months ended June 30, 2020 and 2019, respectively. The decrease in general and administrative expenses was mainly due to the decreased staff salaries and benefits, offset by the increased legal and accounting fees.

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Research and development expenses

Research and development expenses increased by approximately $0.03 million, or 5.1%, to approximately $0.62 million in six months ended June 30, 2020, from approximately $0.59 million for the same period of 2019, representing 5.3% and 3.2% of our total revenue for the six months ended June 30,2020 and 2019, respectively. We continue to invest the research for our high-performance conductive copper connectors and fittings by testing new materials and production processes. We expect R&D expense to keep increasing in terms of our total revenue, as we continue to conduct research and development activities to stay competitive in the marketplace.

Interest expense, net of interest income

Our interest expenses were approximately $0.1 million and $0.2 million, respectively, for the six months ended June 30, 2020 and 2019.  The decrease of the interest expense was mainly due to we paid less interests for the discounts associated with the settlement of bank acceptance notes before the maturity dates.

We had bank acceptance notes of $nil and $109,250 provided by the Company’s customers as of June 30, 2020 and 2019, respectively. These notes with 3-6 months maturity dates were issued or endorsed by the Company’s customers to repay their balance to the Company and these notes were guaranteed by the banks.

For the six months ended June 30, 2020 and 2019, the Company settled total of approximately $4.2 million and $9.5 million bank acceptance notes prior to their maturity dates, respectively. For the six months ended June 30, 2020, the weighted average days of settlement before the maturity date was 155 days and the weighted average interest rate was 2.93%. For the six months ended June 30, 2019, the weighted average days of settlement before the maturity date was 155 days and the weighted average interest rate was 3.18%. As a result, we recorded interest expense of $59,474 and $126,398, respectively, for the discounts associated with the settlement of these bank acceptance notes before the maturity dates.

We also had outstanding bank loan of approximately $1.7 million and $1.3 million as of June 30,2020 and 2019, respectively. For the six months ended June 30,2020 and 2019, the Company recorded bank loan interest expenses of $32,916 and $27,269, respectively.

Subsidy income

We had no government subsidies for the six months ended June 30, 2020 and 2019.

Other expense (income)

We had other expense was $18,374 for the six months ended June 30, 2020 and other income of $243,254 for the same period of 2019.  During fiscal 2019, we opened a trading account with a licensed brokerage firm to trade future contracts for certain metals, mainly copper. We use these futures contracts, which are not designated or qualifying as hedging instruments, to partially hedge the effects of fluctuations in the price of copper. Futures contracts are recognized at fair value in the consolidated financial statements with current recognition of gains and losses on such positions. We classify these future contracts as trading securities and accordingly, unrealized holding gains and losses are included in earnings. For the six months ended June 30,2020 and 2019, we recorded realized loss of $9,894 as other expense and realized gain of $271,612 as other income; respectively. We had no open position contracts held by the brokerage firm as of June 30,2020.

Income before income taxes

Our income before income taxes was approximately $0.2 million for the six months ended June 30, 2020, a decrease of approximately $0.7 million as compared to approximately $0.9 million for the same period of 2019. The decrease was primarily attributable to the decrease of gross profit as discussed above.

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Provision for income taxes

Our provision for income taxes was approximately $nil for the six months ended June 30, 2020, a decrease of $0.1 million from approximately $0.1 million for the same period of 2019. We are qualified as High and New Technology Enterprises (“HNTEs”) in China, and is entitled to receive preferential tax rate of 15% and higher tax credits for R&D expenditures, as a result, the effective tax rates for the six months ended June 30, 2020 and 2019 were nil% and 7.9%, respectively. Our principal business is performed in the PRC, therefore is subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC.

Net income

Our net income was approximately $0.2 million for the six months ended June 30, 2020, a decrease of approximately $0.6 million, or 73.3%, from approximately $0.9 million for the same period of 2019. The decrease in net income in line with decreased taxable income in six months ended June 30, 2020

Liquidity and Capital Resources

We are a holding company incorporated in the British Virgin Islands. We conduct our operations primarily through our subsidiaries and VIE in China. As a result, the Company’s ability to pay dividends depends upon dividends paid by our subsidiaries and VIE. Our subsidiaries and VIE in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC regulations. Under PRC law, our subsidiaries and VIE are required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to examination by the banks designated by SAFE. Our subsidiaries and VIE may not be able to pay dividends after generating accumulated profits and meeting the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

Substantially all of our operations are conducted in China and all of our revenue, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of June 30,2020, all cash were fully held by the Company and its subsidiaries in mainland PRC.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of June 30, 2020 and December 31,2019, we had cash of approximately $144,763 and $15,133, respectively. We did not have any other short-term investments.

As of June 30, 2020 and December 31,2020, our current assets were $7,159,817 and $6,785,118, respectively, and our current liabilities were $3,124,617 and $2,990,017, respectively. As of June 30, 2020 and December 31,2019, the Company had accounts receivable of approximately $2.9 million and $3.2 million, respectively.

The following is an aged analysis of accounts receivables (net of allowance for doubtful accounts) as of June 30,2020 and December 31,2019, respectively.

	June 30, 2020	December 31, 2019
Within 90 days	$2,462,825	$3,032,704
91-180 days	356,592	130,338
181-365 days	61,854	38,762
Greater than 1 year	950	18,587
Accounts receivable, net	$2,882,221	$3,220,391

Substantially all of accounts receivable as of June 30,2020 were collected as of the date of this filing.

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We have historically funded our working capital needs primarily from operations, bank loans, advance payments from customers. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or execution on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months from the date of this prospectus. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility.

Cash flows

For the years ended December 31, 2019 and 2018

The following table sets forth summary of our cash flows for the years indicated:

	December 31, 2019	December 31, 2018
Net cash provided by (used in) operating activities	$3,474,148	$(327,346)
Net cash used in investing activities	(52,877)	(520,849)
Net cash provided by (used in) financing activities	(3,454,146)	895,900
Effect of exchange rate changes on cash	(30,786)	(3,717)
Net increase (decrease) in cash	(63,661)	43,988
Cash, beginning of year	78,794	34,806
Cash, end of year	$15,133	$78,794

Operating Activities

Net cash provided by operating activities was approximately $3.5 million for the year ended December 31, 2019, compared to net cash used in operating activities of approximately $0.3 million for the year ended December 31, 2018. The increase of the net cash provided by operating activities was primarily attributable to the following:

●	The increase in our net income. our net income increased by 22.4%, or approximately $0.3 million, to $1.6 million in fiscal 2019 from $1.3 million in fiscal 2018.
●	Accounts receivable decreased by approximately $2.3 million for the year ended December 31, 2019, as compared to an increase of approximately $3.6 million for the year ended December 31, 2018 due to the decrease of our sales in fiscal 2019 as compared to fiscal 2018, as well as we enhanced our collection efforts in fiscal 2019.

offset by the followings:

●	Advance from customers decreased by approximately $0.5 million for the year ended December 31, 2019, as compared to an increase of approximately $0.3 million for the year ended December 31, 2018.
●	Inventories increased by approximately $0.4 million for the year ended December 31, 2019, as compared to a decrease of approximately $0.2 million for the year ended December 31, 2018.

Investing Activities

Net cash used in investing activities was approximately $0.05 million for the year ended December 31, 2019, as compared to approximately $0.5 million of cash used in investing activities for the year ended December 31, 2018. In fiscal 2018, we invested new manufacturing machinery and equipment with more high-tech features to increase our productivity and allow us to enhance our competitive position in the industry.

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Financing Activities

Net cash used in financing activities was approximately $3.5 million for the year ended December 31, 2019, including dividend to shareholders of $3.9 million, and repayment of bank loans of approximately $0.8 million, offset by the proceeds from bank loans of $1.3 million.

Net cash provided by financing activities was approximately $0.9 million for the year ended December 31, 2018, which mainly due to the proceeds from bank loans of $0.8 million.

For the six months ended June 30,2020 and 2019

The following table sets forth summary of our cash flows for the years indicated:

	For the six months ended June 30,2020	For the six months ended June 30,2019
Net cash used in operating activities	$(318,258)	$(440,930)
Net cash used in investing activities	(75,019)	(19,986)
Net cash provided by financing activities	523,736	485,996
Effect of exchange rate changes on cash	(829)	(172)
Net increase (decrease) in cash	129,630	24,908
Cash, beginning of year	15,133	78,794
Cash, end of year	$144,763	$103,702

Operating Activities

Net cash used in operating activities was approximately $0.3 million for the six months ended June 30, 2020, compared to net cash used in operating activities of approximately $0.4 million for the same period of 2019. The decrease of the net cash used in operating activities was primarily attributable to the following:

●	Accounts receivable decreased by approximately $0.3 million for the six months ended June 30,2020 as compared to decrease by approximately $2.4 million for the same period of 2019.
●	Inventories decreased by approximately $0.3 million for the six months ended June 30,2020, as compared to an increase of approximately $0.8 million for the same period of 2019 due to decreased production and sales in the six months ended June 30,2020 as compared to the same period of 2019.

offset by the followings:

●	Advance to venders increased by approximately $1.1 million for the six months ended June 30, 2020, as compared to increase by approximately $0.4 million for the same period of 2019.
●	Advance from customers decreased by approximately $0.2 million for the six months ended June 30, 2020, as compared to increase by approximately $0.2 million for the same period of 2019.

Investing Activities

Net cash used in investing activities was approximately $0.08 million for the six months ended June 30, 2020, as compared to approximately $0.02 million of cash used in investing activities for the same period of 2019. Net cash used in investing activities was mainly consisted to invested new manufacturing machinery and equipment with more high-tech features to increase our productivity and allow us to enhance our competitive position in the industry.

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Financing Activities

Net cash provided by financing activities was approximately $0.5 million for the six months ended June 30, 2020, which mainly due to the proceeds from bank loans of approximately $1.7 million offset by repayment of bank loans of $1.3 million.

Net cash provided by financing activities was approximately $0.5 million for the six months ended June 30, 2019, which mainly due to the proceeds from bank loans of $1.3 million offset by repayment of bank loans of $0.8 million

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the renovation of facilities, updating manufacturing machinery and equipment, purchasing of other fixed assets and intangible assets as a result of our business growth. Our capital expenditures amounted to approximately $0.05 million and $0.5 million for the years ended December 2019 and 2018, respectively.

Our capital expenditures amounted to approximately $0.08 million and $0.02 million for the six months ended June 30, 2020 and 2019.

Loan Facilities

	June 30, 2020	December 31, 2019
Jiangyin Rural Commercial Bank Co., Ltd. Huashi Branch
Interest rate of 5%, from March 27, 2019 to March 26, 2020	$-	$574,564
Interest rate of 6%, from April 21, 2020 to April 20, 2021	424,623	-

Agricultural Bank of China, Jiangyin Branch
Interest rate of 4.5675%, from February 25, 2019 to February 24, 2020	-	718,205
Interest rate of 4.785%, from March 2, 2020 to March 1, 2021	718,205	-

Industrial and Commercial Bank of China, Jiangyin Branch
Interest rate of 6.413%, from March 30, 2020 to December 20, 2020	707,704	-

Total	$1,698,490	$1,292,769

On March 27, 2019, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $574,564 (RMB 4,000,000) for a term has various due dates from March 27, 2019 to March 26, 2020 at a fixed annual interest rate of 5.0%. Mr. Sun Huhujie, the CEO and the Chairman of the Company, and Ms. Sun Hubingju, a relative of the CEO, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On April 21, 2020, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $424,623 (RMB 3,000,000) for a term has various due dates from April 21,2020 to April 20,2021 at a fixed annual interest rate of 6.0%. Mr. Sun Huhujie, the CEO and the Chairman of the Company, and Ms. Zhang Jinlong, the shareholder and director of the Company, guaranteed the repayment of the loan.

On February 25,2019, Huarui entered into a loan agreement with Agricultural Bank of China, Jiangyin Branch, to obtain a loan of $718,205 (RMB 5,000,000) for a term has various due dates from February 25, 2019 to February 24, 2020 at a fixed annual interest rate of 4.5675%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, a relative of the CEO, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

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On March 2, 2020, Huarui entered into a loan agreement with Agricultural Bank of China, Jiangyin Branch, to obtain a loan of $566,163 (RMB 4,000,000) for a term has various due dates from March 2, 2020 to March 1,2021 at a fixed annual interest rate of 4.785%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, a relative of the CEO, guaranteed the repayment of the loan.

On March 30, 2020, Huarui entered into a loan agreement with Industrial and Commercial Bank of China, Jiangyin Branch, to obtain a loan of $707,704 (or RMB5,000,000) for a term has various due dates from March 30,2020 to December 30,2020 at a fixed annual interest rate of 4.785%. Mr. Zhang Hongwen, the director of Huarui China guaranteed the repayment of the loan. Jiangsu Baoding Financial Collateral Co. Ltd., a non-related company, also guaranteed the repayment of the loan.

For the six months ended June 30, 2020 and 2019, the Company recorded bank loan interest expenses of $32,916 and $27,269, respectively.

Although we currently do not have any material unused sources of liquidity, giving effect to the foregoing bank loans and other financing activities, we believe that our currently available working capital should be adequate to sustain our operations at our current levels through at least the next twelve months. We will consider additional borrowing based on our working capital needs and capital expenditure requirements. There is no seasonality of our borrowing activities.

Commitments and Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$412,974	$43,471	$86,942	$86,942	$195,619
Bank loans	1,698,490	1,698,490	-	-	-
Total	$2,111,464	$1,741,961	$86,942	$86,942	$195,619

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended June 30, 2020 and 2019 and for the years ended December 31, 2019 and 2018, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Impact of Foreign Currency

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 5.7% in fiscal year 2018 and further depreciated by 1.3% in fiscal year 2019, and further depreciated by 1.5% for the six months ended June 30, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations.

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VIE Structure

The Company and its PRC counsel believe that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Company's ability to conduct its business. In such case, the Company may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Company's consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Company herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

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Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition

The Company generates revenues from sales of fine finish copper fittings, copper busbars, and other copper cathode related conductors for high-conductivities electrical power applications in PRC. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

The Company has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2019 and has elected to apply it retrospectively for the year ended December 31, 2018. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company enters into contracts to sell the Company’s copper busbars and fine finish copper fittings to its customers. Customer acceptance is generally required. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur after the products are transferred to and received by the customer. Product sale contracts typically include a single performance obligation. The Company recognizes revenues at the time the product is delivered and accepted by the customer and when the performance obligation is completed.

Advance from Customers

Advances from customers represents the payments received before the completion of performance obligations under a contract. Advance from customers are recognized as revenue upon the completion of performance obligations.

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by products, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. Substantially, all the Company’s products were sold in PRC.

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Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of materials, salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

Marketable securities – future contracts

The marketable securities were held at the Company’s trading account with a licensed brokerage firm, which consists of future contracts for certain metals, mainly copper. The Company uses futures contracts, which are not designated or qualifying as hedging instruments, to partially hedge the effects of fluctuations in the price of copper. Futures contracts are recognized at fair value in the consolidated financial statements with recognition of gains and losses on such positions. The Company’s accounting for futures contracts may increase earnings volatility in any particular period.

The Company classifies its future contracts as trading securities and accordingly, unrealized holding gains and losses are included in other comprehensive income and realized gains and losses are included in other income in the statement of comprehensive income.

For the six months ended June 30, 2020 and 2019, the Company recorded realized loss of $9,894 as other expense, and realized gain of $271,612 as other income, respectively. For the years ended December 31, 2019 and 2018, the Company recorded realized gains of $266,717 and $Nil as other income, respectively.

The Company had no open position contracts held by the brokerage firm as of June 30, 2020 and December 31, 2019, respectively.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records government subsidies as other income when there is no further performance obligation.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended June 30, 2020 and for the years ended December 31, 2019 and 2018. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

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Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company expected to adopt ASU No. 2016-02—Leases (Topic 842), using a modified retrospective transition method permitted under ASU No. 2018-11 for annual and interim reporting periods beginning January 1, 2021. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company is expected to elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

Adoption of this new standard could result in the recording of additional lease assets and lease liabilities of approximately $0.38 million and $0.31 million, respectively, as of June 30, 2020. Adoption of this new standard will not materially impact the Company’s consolidated net earnings and cash flows.

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In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

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BUSINESS

Overview

Huarui International is a holding company that was incorporated under the laws of British Virgin Islands on August 26, 2019. The Company, through its subsidiaries and VIE, specializes in producing fine finish copper fittings and customized copper busbars for high-conductivities electrical power applications in the PRC.

A Reorganization of the legal structure was completed on January 20, 2020. The Reorganization involved (i) the incorporation of the Company’s wholly-owned subsidiary, Huarui HK, an investment holding company incorporated under the laws of Hong Kong on September 10, 2019; (ii) the incorporation of Huarui HK’s wholly-owned subsidiary, HYC, a wholly foreign-owned enterprise in PRC on December 16, 2019 and (iii) On January 20, 2020, the Company, through its wholly owned subsidiary, HYC entered into a series of contractual arrangement, with Huarui China and its respective shareholders

Huarui China was incorporated in Jiangyin City, Jiangsu Province, PRC on December 30, 2014 under the laws of the PRC. Huarui China is primarily engage in producing customized copper busbars for high-conductivities electrical power applications and other copper cathode related conductors in PRC.

Before and after the Reorganization, the Company with its subsidiaries and Huarui China were controlled by substantially the same group of shareholders, the Reorganization is considered the acquisition of entities under common control. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our products are widely used in solar energy, High-speed Railway, chemistry engineering and mechanical industries. Our product portfolio includes thousands of types of copper fittings, as well as custom-designed products. We are flexible enough to provide personalized service for each customer.

We have grown to be one of the leading companies in the copper fittings industry in China, offering over 15,000 parts from 5 separate product categories. We also offer products exported to Finland. All products are manufactured in our own ISO 9001:2015 accredited factories, carrying international approvals. In the last two fiscal years, we generated revenue mostly from generic copper busbars and fine finish copper and aluminum fittings.

We are a nationally recognized brand. We have been recognized as Best Supplier in China’s low-voltage electronic systems industry by the National Low Voltage Systems Association in 2016 and 2018. We have been rewarded as High-Tech Innovation Model Company by Jiangsu Province in 2019. We have a huge impact across domestic low-voltage electronic systems industry with enhanced market prospects. We are business partner and supplier of many international companies and large companies, including Jiangsu Luokai Electrical and Mechanical Co., Ltd., Sungrow Power Co., Ltd., Jiangsu Rugao High Voltage Electric Co., Ltd., Jiangsu Juyuan Electric Co., Ltd., and Xiamen ABB Low Voltage Electrical Equipment Co., Ltd., etc.

Our products are customized products and we use a build to order, or BOT, business model which means a flexible order placing model for production scheduling, material procurement, and delivery arrangement according to different customer orders. We adopt an integrated business model to meet our clients’ needs. Customers firstly list their specified requirements to the sales department. The sales department later communicates with its technical department to evaluate the feasibility. After that, the production department produces samples and submits them to the quality inspection department for inspection. The quality inspection department will submit inspection report to the sales department. The sales department will submit the samples, inspection report, quality assurance, and quotation to the customer for verification. After receiving the customer's confirmation, our procurement department will purchase the raw materials and the production department will produce the products. The inspection department will inspect and issue the inspection report. Lastly the production department will pack and deliver the products to the customer.

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Corporate History and Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries and consolidated affiliated entities, as of the date of this prospectus:

Huarui International, a British Virgin Islands company limited by shares, was incorporated on August 26, 2019;

Huarui HK, a Hong Kong limited company, is a wholly- owned subsidiary of Huarui International;

HYC, a wholly foreign-owned enterprise, or WFOE, in the PRC, is a wholly owned subsidiary of Huarui HK;

Huarui China is a PRC company and a VIE that has entered into certain contractual agreements with HYC;

Contractual Agreements

Huarui China was incorporated on December 30, 2014 in Wuxi under the laws of the People’s Republic of China. Huarui China’s registered capital is RMB 32,000,000. The registered principal activities of the company are manufacturing and R&D of electrical machinery equipment, manufacturing and processing of metal products, sales of metal products, metal materials, construction materials, and chemical products (excluding hazardous goods), import and export business of commodities and technologies (excluding state restricted commodities and technologies). Huarui China’s equity interests are held by a total of 32 shareholders, including Hubinju Sun, Jinlong Zhang, Huhujie Sun, and 30 shareholders each with less than 5% equity interests.

Huarui China is deemed as our variable interest entity, or VIE.

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We conduct our business through the VIE, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over the VIE;

●	receive substantially all of the economic benefits of the VIE; and

●	have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law.

We conduct our business through contractual arrangements rather than direct ownership because one of Huarui China’s businesses is to conduct research and development in the electrical machinery industry, which can give the company a more precise understanding of market demand, target customers, and competition environment. According to Catalogue of Industries for Guiding Foreign Investment (Revision 2017) effected since July 28, 2017, market research is a restricted Foreign Investment Industry. Even though Huarui China collects information and processes data for its own operational purpose, such market research may fall into the restricted category. In addition, the Telecommunications Regulations and its related implementation rules promulgated by the State Council and, including the Catalogue of Classification of Telecommunications Business issued by the Minister of Industry and Information Technology (the “MIIT”), categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and classify internet information services, or ICP services, as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain an ICP License from the MIIT or its provincial level counterparts. The Administrative Measures on Internet-based Information Services released by the State Council in 2000, as amended in 2011, requires that a commercial ICP service operator shall obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. The Administrative Provisions on Foreign-funded Telecommunications Enterprises released by State Council in 2001, as amended in 2016, further requires that for foreign-funded telecommunications enterprises to operate value-added telecommunications services, capital contribution from foreign investors shall not exceed 50% of all capital contribution. Huarui China plans to set up an online supermarket after the offering to expand business and reduce sales costs, which would require it to obtain an ICP License. If we control Huarui China through direct ownership, it will have more than 50% foreign-sourced capital contribution and will not be qualified for an ICP license. Therefore, the company decide to conduct operation through contractual arrangements.

As a result of these contractual arrangements, we have become the primary beneficiary of, and we treat the VIE as our variable interest entity under U.S. GAAP. We have consolidated the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, HYC, our consolidated variable interest entity, Huarui China, and the shareholders of the VIE.

Agreement that Provide Us Effective Control over the VIE

Equity Pledge Agreement

Pursuant to the equity pledge agreements, as amended, among the shareholders who collectively owned all of Huarui China, pledge all of the equity interests in Jiangyi Huarui to HYC as collateral to secure the obligations of Huarui China under the exclusive consulting services and operating agreement. These shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize HYC’s interests, without HYC’s prior approval. In the event of default, HYC as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Huarui China. The agreement will terminate at the date these shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

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Voting Rights Proxy and Financial Supporting Agreement

Pursuant to the voting rights proxy and financial supporting agreements, as amended, the shareholders of Huarui China give HYC an irrevocable proxy to act on their behalf on all matters pertaining to Huarui China and to exercise all of their rights as shareholders of Huarui China, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Huarui China. In consideration of such granted rights, HYC agrees to provide the necessary financial support to Huarui China whether or not Huarui China incurs loss, and agrees not to request repayment if Huarui China is unable to do so. The agreements shall remain in effect for 30 years until January 20, 2050.

Agreement that allows us to Receive Economic Benefits and absorb losses from the VIE

Consultation and Services Agreement

Pursuant to the technical consultation and services agreement between HYC and Huarui China, as amended, HYC is engaged as exclusive provider of management consulting services to Huarui China. For such services, Huarui China agree to pay service fees determined based on all of their net income to HYC or HYC has obligation to absorb all of the losses of Huarui China.

The technical consultation and services agreement, as amended, remains in effect for 30 years until January 20, 2050. The agreement can be extended only if HYC gives its written consent of extension of the agreement before the expiration of the agreement and Huarui China then may extend without reservation.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between HYC and Huarui China, as amended, HYC has the exclusive right to provide Huarui China with technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. In exchange, HYC is entitled to a service fee that equals to all of the net income of Huarui China determined by U.S. GAAP. The service fees may be adjusted based on the services rendered by HYC in that month and the operational needs of Huarui China.

The business cooperation agreement, as amended, remains in effect unless HYC commits gross negligence, or a fraudulent act, against Huarui China. Nevertheless, HYC shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Huarui China at any time.

Agreements that Provide Us with the Option to Purchase the Equity Interest in the VIE

Equity Option Agreement

Pursuant to the equity option agreements, as amended, among HYC, Huarui China and its shareholders. Huarui China’s shareholders jointly and severally grant HYC an option to purchase their equity interests in Huarui China. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Huarui China, these shareholders of Huarui China are required to immediately return any amount in excess of the registered capital to HYC or its designee of HYC. HYC may exercise such option at any time until it has acquired all equity interests of Huarui China, and may transfer the option to any third party. The agreements will terminate at the date on which all of these shareholders’ equity interests of Huarui China has been transferred to HYC or its designee.

Our Products

Our products are widely used in solar energy, High-speed Railway, chemistry engineering and mechanical industries. Our product portfolio includes thousands of types of copper fittings, as well as custom-designed products. We are flexible enough to provide personalized service for each customer.

We have grown to be one of the leading companies in the copper fittings industry in China, offering over 15,000 parts from 5 separate product categories. We also offer products exported to Finland. All products are manufactured in our own ISO 9001:2015 accredited factories, carrying international approvals. In the last two fiscal years, we generated revenue mostly from generic copper busbars and fine finish copper and aluminum fittings.

We are a nationally recognized brand. We have been recognized as Best Supplier in China’s low-voltage electronic systems industry by the National Low Voltage Systems Association in 2016 and 2018. We have been rewarded as High-Tech Innovation Model Company by Jiangsu Province in 2019. We have a huge impact across domestic low-voltage electronic systems industry with enhanced market prospects. We are business partner and supplier of many international companies and large companies, including Jiangsu Luokai Electrical and Mechanical Co., Ltd., Sungrow Power Co., Ltd., Jiangsu Rugao High Voltage Electric Co., Ltd., Jiangsu Juyuan Electric Co., Ltd., and Xiamen ABB Low Voltage Electrical Equipment Co., Ltd., etc.

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Our products are customized products and we use a build to order, or BOT, business model which means a flexible order placing model for production scheduling, material procurement, and delivery arrangement according to different customer orders. We adopt an integrated business model to meet our clients’ needs. Customers firstly list their specified requirements to the sales department. The sales department later communicates with its technical department to evaluate the feasibility. After that, the production department produces samples and submits them to the quality inspection department for inspection. The quality inspection department will submit the inspection report to the sales department. The sales department will submit the samples, inspection report, quality assurance, and quotation to the customer for verification. After receiving the customer's confirmation, our procurement department will purchase the raw materials and the production department will produce the products. The inspection department will inspect and issue the inspection report. Lastly the production department will pack and deliver the products to the customer.

We are mainly engaged in the parts manufacturing business which consists of manufacturing of copper busbars, parts, splitters, end connections; welding of contact systems and processing of aluminum products. We are a professional manufacturer of copper connectors.

Our major products include the following types:

1)	Copper bar

We process electrolytic copper according to the GB / T5231 standard to manufacture copper bars. Copper bars are mainly used for the production of shaped copper bars and soft connections. It is typically utilized in electric power distribution systems. Busbars connect low voltage equipment in battery banks and high voltage equipment in electrical switchyards. They allow for sufficient cooling of the conductors since they are un-insulated.

2)	L-shaped copper bar

L-shaped copper bars are suitable for functions with special shape requirements, high conductivity and anti-corrosion performance, and convenient installation and wiring.

3)	Step type connector

This connector is suitable for occasions with special shape requirements, high conductivity and anti-corrosion performance. It has good wear resistance, glossiness on the surface, and adds nice decorative touch where it is used.

4)	Groove shaped connector

It is suitable for special shaped requirements, high conductivity and anti-corrosion performance. This connector has multiple mounting holes, which ensures the performance of the connector and reduces the weight and its manufacturing cost.

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5)	Copper Press Pressure Adapter

Copper Press Pressure Adapter is suitable for occasions with special shape requirements, high conductivity and anti-corrosion performance and good heat dissipation requirements. Such functions ensure the stable operation of equipment and improves the service life of electrical equipment.

6)	Shaped copper connector

It is suitable for occasions with special shape requirements, high conductivity and anti-corrosion performance, and good heat dissipation, which ensures the stable operation of equipment and improves the service life of electrical equipment.

Production Procedure

Manufacturing process of profiles

The precision and quality of the profile production are determinative of the quality of the final product. This process mainly involves the use of equipment to extrude, draw, and saw. In this process, we would first heat the electrolytic copper to the melting point, use the extrusion equipment to extrude the cooled electrolytic copper, draw the extruded material through a high-precision mold to advance its hardness and the surface roughness, cut the drawn material according to predetermined dimensions, send over to the inspection department, and finally install final products.

Manufacturing process of general parts (copper busbars)

As for the manufacturing process of general parts, this process requires the use of equipment to punch, drill, and bend the profile. In this process, we would first process profiles according to the drawings and process requirements, utilize computerized numerical control punching machine to punch holes, remove the burrs, and bend the profiles, take a surface treatment to profiles according to customer requirements including pickling, tinning, silvering, and painting, and finally pack and store the final product. During the process, three inspections are required, including inspections for the dimensions, angle of the bending, and surface treatment qualify.

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Manufacturing process of special parts (connectors)

As for the manufacturing process of special parts, this process requires manual operation of the machine for welding, drilling, polishing, etc. Welding is the most crucial technology for the procedure. In this process, we would first prepare profiles according to the specifications, arrange and position the profiles based on the number and shape, weld the materials, drill the welded semi-finished products, chamfer, polish, and passivate the products to prevent surface discoloration, and finally inspect and store final products.

Industry Background

Copper fitting Product Appliance

The products of the copper fittings industry, which includes copper piping manufacture, copper busbars and other copper components refinishing, are widely used in plumbing infrastructure, on account of its fitment application in water supply networks. Copper pipes and coils are also widely applied in air conditioning and refrigeration systems, due to their high resilience to changes in temperatures and longevity. Rising infrastructure developments are anticipated to boost demand for heating, ventilation, air conditioning and plumbing systems, and thereby, drive the market for copper pipes, coils and fittings expanding population base and high disposable income in all of these countries is projected to fuel demand for air conditioners and refrigerators in the coming years, thereby driving demand for copper pipes and coils.

Copper busbars and profiles are widely employed in high current control equipment and low voltage distribution systems. The application of copper busbars and profiles include bus-way systems, switchboards, low and medium voltage switchgear, and panel boards among others. Generally un-insulated, these busbars are housed inside switch gear panels, busway enclosures, and panel boards. Copper busbar and profiles contain better resistance against corrosion and is a better conductor of electricity compared to other metals such as aluminum. Copper busbar and profiles have several advantages associated with them which make their usage beneficial in the power generation system industry.

Asia Pacific is estimated to lead copper busbar market due to large electricity and power generation industries. The region has witnessed a surge in energy and electricity consumption due to increase in urbanization and industrialization. Furthermore, environmental concerns have led to the adoption of renewable sources of energy, which again, are anticipated to lead to the expansion of the electricity and power generation industry. Latin America and Middle East & Africa are also projected to show commendable performance due to an improvement in their economic scenario. The following chart shows copper busbar market trend in recent year:

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China’s Copper Fitting Industry

In China, copper fitting industry and the related industry have experienced considerable growth. For example, low-voltage electrical appliances industry has a total size of 78.1 billion yuan and 84.3 billion yuan in 2017 and 2018. The size of such business is expected to reach 99.5 billion yuan in 2020. Among Asian pacific market, China consist of roughly 33% of the copper busbar industry share. The following chart shows the market share by country in Asia pacific region:

On the copper manufacture end, recent industry trends show that Copper processing industry operating rate is declining. (source: Ye Jianhua, chief analyst of the SMM copper industry, at the "2019 China Electrical Materials Supply and Demand Trading Summit)

Copper market for electrical engineering

The capacity and output of the electrical copper market have increased year by year in recent years. However, the capacity utilization rate has declined year by year. The average annual consumption of copper-clad aluminum is 50,000 tons and the output is nearly 100,000 tons; the average annual consumption of copper-clad aluminum is 30,000 tons and the output is about 100,000 tons. (source: Wang Xi, deputy chief engineer of Shanghai National Cable Testing Center Co., Ltd, in the "China Electrical Materials Supply and Demand Trading Summit 2019)

Our Suppliers

We obtain raw materials mainly from copper manufactures in Mainland China. Our most common raw materials include electrolytic copper, copper tape, copper bar and aluminum profile. We also procure processing equipment from various equipment manufactures.

The Company had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the six months ended June 30, 2020, one supplier accounted for approximately 83% of the Company’s total purchases. For the six months ended June 30,2019, two suppliers accounted for approximately 76% and 11% of the Company’s total purchases, respectively.

As of June 30, 2020, one supplier accounted 12% of the Company’s total accounts payable. As of December 31, 2019, none of suppliers accounted more than 10% of the Company’s total accounts payable.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2019, one supplier accounted for approximately 76%, of the Company’s total purchases. For the year ended December 31, 2018, two suppliers accounted for approximately 52% and 34% of the Company’s total purchases, respectively.

As of December 1, 2019, none of suppliers accounted more than 10% of the Company’s total accounts payable. As of December 31, 2018, one supplier accounted for approximately 10%, of the Company’s total accounts payable.

Our Customers and Sales

We cooperate with major players in the electronics industry and renowned automotive manufacturers by supplying reliable, high-performance copper components. We are business partner and supplier of many international companies and large companies, including Jiangsu Luokai Electrical and Mechanical Co., Ltd., Sungrow Power Co., Ltd., Jiangsu Rugao High Voltage Electric Co., Ltd., Jiangsu Juyuan Electric Co., Ltd., and Xiamen ABB Low Voltage Electrical Equipment Co., Ltd., etc.

We had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the six months ended June 30, 2020, two customers accounted for approximately 25% and 15%, of the Company’s total revenues, respectively. For the six months ended June 30,2019, three customers accounted for approximately, 26%, 20% and 16% of the Company’s total revenues, respectively. As of June 30,2020, four customers accounted for approximately 32%, 15%, 15%, and 13% of the Company’s accounts receivable. As of December 31, 2019, four customers accounted for approximately 23%, 16%, 16%, and 10% of the Company’s accounts receivable.

For the year ended December 31, 2019, three customers accounted for approximately 20%, 20% and 20%, of the Company’s total revenues, respectively. Two of these three customers are with one parent company. For the year ended December 31, 2018, three customers accounted for approximately, 20%, 15% and 12% of the Company’s total revenues, respectively. Two of these three customers are the subsidiary of one parent company and total revenue from these two customers accounted for approximately 35% of the Company’s total revenues.

As of December 31, 2019, four customers accounted for approximately 23%, 16%, 16%, and 10% of the Company’s accounts receivable. As of December 31, 2018, three customers accounted for 26%, 19% and 10% of the Company’s accounts receivable.

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Our Growth Strategy

●	Client Development and Management – Our sales and marketing personnel are keenly focused on meeting our customer’s product needs and acquiring new clients. We also aim to retain our current customers by creating a good customer experience and continuing to build relationship with them.

●	Increase Production Capacity – we plan to build a new factory and add additional machines and equipment to increase the current manufacturing capacity and thereby increase our market share.

●	Research & Development – With the expansion of production scale, we put research and development in an increasingly important position, including research and development of oxygen-free copper products. We also plan to further our talent management system through personnel training and employees’ work skills training.

●	Improve Corporate Governance – We aim to improve the effectiveness of our internal control and the communications within the company regarding the internal control process are key to creating the appropriate link between the control activities of the company and the governance activities of the board and senior management.

Competitive Advantages

We are committed to offering our customers superior product diversity, quality and reliability. We offer a diversified portfolio of products to satisfy our customers’ specialized needs. We believe we have a number of competitive advantages that will enable us to maintain and further increase our market position in the industry for the national market. Our competitive strengths include:

●	Brand Stature - Our brands have recognized by many downstream companies to choose as their manufacturers.

●	High-quality Advantage. We are equipped with a professional production line, advanced R&D team and management to optimize the whole industrial chain and large-scale automation production of copper fitting.

●	Technological Superiority. Our expertise in copper fittings technology and our manufacturing facilities for sheet metal forming are the prerequisites that enable us to generate the best solutions for these parts in terms of function, durability and weight to meet our customers’ needs.

●	Rigorous Quality Check. We have strict inspection procedures to provide a strong guarantee for product quality. Our processing of raw materials, precision parts and welding of copper connecting parts are under rigorous quality examination.

●	Experienced Management Team. Our management team has extensive experience in the low-voltage electrical appliance industry, has a keen focus on tracking changes in the business environment, and has strong judgment on the industry's future development trends. Additionally, our production team and inspection team are equally skilled and experienced, together ensuring efficient operation of the company.

Intellectual Property

We rely on a combination of trademark, patent and proprietary technology and contractual restrictions on disclosure to protect our intellectual property rights. We enter into relevant confidentiality agreements or provisions with our employees and certain customers and suppliers and rely on such confidentiality agreements or provisions and other protection of our technical know-how to maintain our technical advantages in our products and design.

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. We do not rely on third-party licenses of intellectual property for use in our business.

Trademarks

Through Huarui China, we have one registered trademark “JY Huarae”, valid until May 2029.

Patents

Through Huarui China, we currently have 14 Chinese patents. Huarui China’s current Chinese issued patents expire at various times from 2025 through 2028. We have exclusive rights to utilize the processes issued patent rights within the valid term. As for other products of us and the related manufacturing processes, since the technology information has been published to public domain by national or local product standard, we are able to utilize such technology information without need to obtain any patent license. And we do not violate existing patent rights of any other party.

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The following table sets forth a brief description of the Company’s issued Chinese patents, including their respective publication numbers, application filing date, issue date, expiration date and title.

Patent Number	File Date	Issue Date	Expiration Date*	Title	Status
ZL 201821299171.9	2018.08.13	2019.02.19	2028.08.13	A safe and stable Circuit Breaker negative input row	Effective
ZL 2018 2 1298162.8	2018.08.13	2019.01.22	2028.08.13	A contact finger for wiring board.	Effective
ZL 2018 2 1298714.5	2018.08.13	2019.01.22	2028.08.13	A wiring board providing stable connection	Effective
ZL 2018 2 1298711.1	2018.08.13	2019.01.22	2028.08.13	A connecting copper row	Effective
ZL 2018 2 1299149.4	2018.08.13	2019.02.15	2028.08.13	A busbar	Effective
ZL 2015 2 0294355.6	2015.5.19	2015.09.30	2025.05.19	A finger joint.	Effective
ZL 2015 2 0294356.0	2015.05.09	2015.09.30	2025.05.09	An arc contact connector	Effective
ZL 2015 2 0294352.2	2015.05.19	2015.09.30	2025.05.19	AC shaped soft connector for photovoltaic inverter	Effective
ZL 2015 2 0294351.8	2015.05.09	2015.09.30	2025.05.09	High-performance strip soft connector for Photovaltaic inverter	Effective
ZL 2015 2 0308297.8	2015.5.14	2015.09.30	2025.05.14	A finger joint.	Effective
ZL 2015 2 0308297.8	2015.05.09	2015.09.30	2025.05.09	AC soft connector for photovoltaic inverter	Effective
ZL 2015 2 0308497.5	2015.5.14	2015.09.30	2025.05.14	An irregular L-shaped copper bar with high conductivity and high corrosion resistance.	Effective
ZL 2015 2 0308478.0	2015.05.14	2015.09.30	2025.05.14	High-performance stepped connector	Effective
ZL 2015 2 0308497.5	2015.5.14	2015.09.30	2025.05.14	An irregular L-shaped copper bar with high conductivity and high corrosion resistance.	Effective
ZL 2015 2 0308534.0	2015.05.14	2015.09.30	2025.05.14	Groove shaped connector	Effective
ZL 2017 2 0177551.4	2015.5.14	2015.09.30	2025.05.14	An irregular L-shaped copper bar with high conductivity and high corrosion resistance.	Effective
ZL 2015 2 0308478.0	2017.02.27	2017.11.03	2027.02.27	High-performance soft connector for photovoltaic inverter	Effective
ZL 2015 2 0308497.5	2015.5.14	2015.09.30	2025.05.14	An irregular L-shaped copper bar with high conductivity and high corrosion resistance.	Effective
ZL 2015 2 0308478.0	2015.05.14	2015.09.30	2025.05.14	High-performance stepped connector	Effective
ZL 2015 2 0308497.5	2015.5.14	2015.09.30	2025.05.14	An irregular L-shaped copper bar with high conductivity and high corrosion resistance.	Effective
ZL 2015 2 0308534.0	2015.05.14	2015.09.30	2025.05.14	Groove shaped connector	Effective
ZL 2017 2 0177551.4	2017.02.27	2017.11.03	2027.02.27	High-performance soft connector for photovoltaic inverter	Effective
ZL 2015 2 0177552.9	2017.02.27	2017.11.03	2027.02.27	High-performance hard connector for photovoltaic inverter	Effective
ZL 2015 2 0177553.3	2017.02.27	2017.11.03	2027.02.27	High performance aluminum connectors for high-voltage electrical appliances	Effective
ZL 2017 2 0178054.6	2017.02.27	2017.11.03	2027.02.27	High-efficiency isolation anticorrosive high-voltage grounding copper connector	Effective
ZL 2015 2 0177697.9	2017.02.27	2017.11.03	2027.02.27	High-efficiency soldering rate low resistance static contact for electrical	Effective
ZL 2015 2 0177698.3	2017.02.27	2017.11.03	2027.02.27	High conductivity and low resistance contacts for wind power	Effective
ZL 2017 2 0178053.1	2017.02.27	2017.11.14	2027.02.27	High-efficiency heat dissipation, anti-oxidation and wear-resistant silver point contacts	Effective
ZL 2015 2 0177699.8	2017.02.27	2017.11.14	2027.02.27	High conductivity easy-to-connect nano copper connector	Effective

*	Patent expiration dates are routinely subject to dispute in patent infringement actions. No assurance can be given that third parties infringing our patents will not dispute the expiration dates of our patents or that we will be successful in defending against such disputes.

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Our Properties and Facilities

Equipment

Our production relies on a wide variety of equipment, including equipment for office use, and multiple factories equipment facilitating a complete production cycle. At the end of 2019, the total current net worth of our equipment is around $1.6 million.

Our equipment consists of several categories: (i) factory equipment, (ii) electronics, (iii) transportation tools and (iv) lifting equipment. The above four groups are applied in the production of refined finishing, manufacture of copper bar and factory maintenance. Most of our equipment is devoted to refined finishing of raw metal materials, which takes roughly 63% of our factory equipment and 90% of our transportation tools.

Lease commitment

Huarui China currently has a 10-year lease with Jiangyin Sanling Copper Industry Limited (“Jiangyin Sanling”), of the facility located at No. 80 Hualu Road, which is 504 square meters, starting January 1, 2020 till December 31, 2029. The annual rent is RMB 50,400 (approximately $7,300), paid annually. Jiangyin Sanling is owned by a shareholder of the Company.

Huarui China has a 10-year lease with Jiangyin Xiehe Construction Materials Limited (“Jiangyin Xiehe”) of the facility located at No. 110, Huaxi Huancunxi Road, which is 2,567.25 square meters, starting January 1, 2020 till December 31, 2029. The annual rent is RMB 256,725(approximately $37,000), paid annually. Jiangyin Xiehe is owned by the parents of our Chief Executive Officer, Mr. Huhujie Sun.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

Our Employees

As of November 10, 2020, we employed a total of 104 full-time employees. As of December 31, 2019 and 2018, we employed a total of 117 and 122 full-time employees, respectively.

Department	December 31, 2019	December 31, 2018
Senior Management	6	4
Human Resources & Administration	2	3
Finance	6	6
Research & Development	17	22
Production & Procurement	79	81
Sales & Marketing	7	6
Total	117	122

All of our total employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of our after-tax profit. In addition, we are required by PRC law to cover employees in China with various types of social insurance and housing funds.

Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As required by regulations in China, we participate in various employee social securities plans that are organized by local governments. In fiscal 2019 and 2018, we contributed in aggregate approximately $0.2 and $0.2 million to the employee social insurance and housing fund, respectively. The effect on our liquidity by the payments for these contributions is immaterial. We believe that we are in material compliance with the relevant PRC employment laws.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. As of the date of this prospectus, we are not involved in any legal or administrative proceedings that may have a material adverse impact on our business, balance sheets or results of operations and cash flows, other than as described herein.

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Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

We are regulated by various government authorities, including, among others:

the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

China Banking Regulatory Commission, or the CBRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

the State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37.

the PRC Ministry of Commerce, or the MOFCOM, published Foreign Investment Law.

the Ministry of Finance and the State Administration of Taxation, promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax and further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax.

Regulations Relating to Product Quality and Safety Production

According to the Product Quality Law of the People’s Republic of China (revised in 2018): Manufacturers shall be responsible for the quality of their products. Product quality should meet the following requirements: (1) no unreasonable danger that endangers personal and property safety, and if there are national standards or industry standards that protect human health and personal and property safety, the standards should be met; (2) possesses the use performance that the product should possess, except that the product has defects in the use performance; (3) conforms to the product standards indicated on the product or its packaging, and conforms to the quality status indicated by the product description, physical samples, etc. Huarui China’s products have complied with the relevant provisions of the Product Quality Law and conformed to the national industry standards.

According to the relevant provisions of the Safety Production Law of the People's Republic of China (revised in 2014), production and business units shall have the conditions for safe production as stipulated in this law, relevant laws, administrative regulations, and national or industry standards. Those who do not have the conditions for safe production shall not engage in production and business activities. Huarui China complies with laws and regulations, national standards, and industry standards for safe production conditions.

Regulations Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has come into effect on January 1, 2020 and has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

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The Industry Guidelines on Encouraged Foreign Investment (Year 2019) approved by the State Council is hereby promulgated and shall be implemented with effect from 30 July 2019. China has introduced an Industry Guidelines on Encouraged Foreign Investment to encourage and allow foreign-invested enterprises to set up businesses in China. The scope of encouragement mainly includes Agriculture, forestry, husbandry, fishing, Mining, Manufacturing, Information transfer, software and technical services Chinese subsidiaries are principally engaged in the provision of investment and financing consulting and technical services, which fall into the category of “encouraged” or “allowed” under the directory.

The Special Administrative Measures (Negative List) for Admission of Foreign Investment (Year 2019) approved by the State Council is hereby promulgated and shall be implemented with effect from 30 July 2019.The Special Administrative Measures (Negative List) for Admission of Foreign Investment sets out on a unified basis the special administrative measures for admission of foreign investments such as equity requirements, senior management personnel requirements etc. And the Negative List sets out the transition period for removing or relaxing restriction on admission for certain fields, and the restriction on admission shall be removed or relaxed in accordance with the schedule upon expiry of the transition period. Industries such as the foreign investment ratio for value-add telecommunications services (except for ecommerce, domestic multi-party communication, store-and-forward, and call center) shall not exceed 50%.

Industry Catalog Relating to Foreign Investment

Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

On March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Wholly Foreign-Invested Enterprise Law of the PRC, the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC and the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council issued the Regulations on Implementing the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the Sino-Foreign Equity Joint Venture Enterprise Law of the PRC, Provisional Regulations on the Duration of Sino-Foreign Equity Joint Venture Enterprise Law, the Regulations on Implementing the Wholly Foreign-Invested Enterprise Law of the PRC, and the Regulations on Implementing the Sino-Foreign Cooperative Joint Venture Enterprise Law of the PRC. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means." It leaves leeway for the future legislations to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing.

On June 30, 2019, the MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which took effective from July 30, 2019. The Negative List expands the scope of industries in which foreign investment is permitted by reducing the number of industries that fall within the Negative List. Foreign investment in value-added telecommunications services (other than e-commerce, domestic multi-party communications, store-and-forward and call center), including internet data center services, still falls within the Negative List.

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On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

Our PRC subsidiaries are mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiaries have obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including internet information services, are restricted from foreign investment.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which was promulgated by the Standing Committee of the National People’s Congress in October 2006 and became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, conducts of money-laundering includes dissimulating, concealing through various means the source and nature of gains and profits from drug offences, organized gangsterdom crime, terrorist activities, smuggling, corruption and bribery, disruption of financial order, and financial fraud. Financial institutions subject to the PRC Anti-money Laundering Law include duly established policy banks, commercial banks, credit unions, postal saving organizations, trust investment companies, securities companies, futures brokerage companies, insurance companies and other institutions engaging in financial business as determined and published by the competent anti-money laundering administrative authorities of the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions.

The Guidelines jointly released by ten PRC regulatory agencies  in July 2015, purport, among other things, to require internet financial service providers, including online lending information intermediaries, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Interim Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures for anti-money laundering purposes.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the China Securities Regulatory Commission, or the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of us on the NASDAQ. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

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Regulations on Intellectual Property Rights

Patents. Patents in the PRC are principally protected under the Patent Law of the PRC. Patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models and designs and 20 years for inventions from the date of application.

Copyrights. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software for legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Fortunes Capital HK and Keen Point, our Hong Kong subsidiaries, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Heyuan Branch and Dongyuan Mingyuan, our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

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In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that all of our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch and/or qualified banks to reflect the recent changes to our corporate structure.

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Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

According to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective on July 1, 2011, without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance will be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance will be charged.

Currently, we are making contributions to the plans based on the minimum standards although the PRC laws required such contributions to be based on the actual employee salaries up to a maximum amount specified by the local government. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans as well as to pay late contribution fees and fines. If we are subject to late contribution fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. See “Risk Factors — Risks Related to Doing Business in the PRC — Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning our directors, director nominees, executive officers and other key employees.

Name	Age	Position(s)
Huhujie Sun	33	Chief Executive Officer and Chairman
Hongwen Zhang	57	Director
Jinlong Zhang	67	Director

Huhujie Sun, Chief Executive Officer and Chairman

Huhujie Sun has been our Chief Executive Officer and Chairman since incorporation. Since January 2015, he has been working in Jiangyin Huarui Electrical Technology Co., Ltd., and is currently the chairman of the company. He oversees the company’s development goals and evaluates the management team. Mr. Sun served as the sales manager for Jiangyin Xiehe New Construction Limited from September 2007 to April 2014. He served in the Nanjing Military Region of Jiangsu from June 2005 to July 2007.

Hongwen Zhang, Director

Hongwen Zhang has been our Director since incorporation. Since January 2015, he has been working in Jiangyin Huarui Electrical Technology Co., Ltd. and served as deputy general manager of production, responsible for production, planning and scheduling management, personnel scheduling management, and technical management. Mr. Zhang currently served as the general manager and director of Jiangyin Huarui Electrical Technology Co., Ltd., responsible for the company’s daily work, operations, personnel administration, Financial management, sales management, and logistics management. From October 1980 to September 2014, he worked in Jiangyin Power Machinery Factory as the deputy production manager.

Jinlong Zhang, Director

Jinlong Zhang has been our Director since incorporation. Since August 2016, he has been serving as chairman and executive director of Jiangyin Huarui Electrical Technology Co., Ltd. Mr. Zhang served as the Chairman of the Board for Jiangyin Shouchuang Textile Limited from July 2009 and January 2017. Mr. Zhang has extensive experience in the administrative work at PRC Land and Resource Bureau, where he served as a Bureau director from September 1979 to January 2009. Mr. Zhang graduated with a bachelor degree from Suzhou Agricultural College in 1979.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

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Employment Agreements and Director Offer Letters

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers.

We have also entered into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors and Board Committees

We expect our board of directors to consist of five directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of                 upon the effectiveness of their appointments. will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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Compensation Committee.  Our compensation committee will consist of                upon the effectiveness of their appointments. will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee. Our nominating committee will consist of             upon the effectiveness of their appointments. will be the chair of our nominating committee. We have determined that            , and             satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under British Virgin Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under British Virgin Islands law.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

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Controlled Company

We expect to continue to be a controlled company within the meaning of the Nasdaq Stock Market Rules, as a result, qualify for and intend to continue to rely on exemptions from certain corporate governance requirements. Our directors and officers currently own 58% of our ordinary shares and will own at least   % of our ordinary shares following the Offering. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our ordinary shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their ordinary shares. We expect us continue to be a controlled company upon the completion of this offering. Under the Nasdaq listing Rule 5615(c)(1), a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors to be independent, as defined in The NASDAQ Stock Market rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. See Risk Factors — We will be a “controlled company” within the meaning of the Nasdaq stock Market Rules if after this offering our insiders continue to beneficially own more than 50% of our outstanding ordinary shares.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which their respective class of directors is re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

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DIRECTOR AND EXECUTIVE COMPENSATION

We currently do not have a compensation committee approving our salary and benefit policies. Our board of directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers’ to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended December 31, 2019 and 2018.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Share Awards ($)	All Other Compensation ($)	Total ($)
Huhujie Sun	2019	$14,560	—	—	—	$14,560
Chief Executive Officer	2018	$16,600	—	—	—	$16,600

Agreements with Named Executive Officers

Our employment agreements with our officers generally provide for employment for a specific term and payments of annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreements may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. Our VIE entity Huarui China have entered into employment agreements with our executive officers as follows:

Huhujie Sun

On January 1, 2015, Huarui China entered into an employment agreement with our Chief Executive Officer, Mr. Huhujie Sun. Pursuant to the employment agreement, we agreed to employ our Chief Executive Officer for a 6-year period until December 31, 2020. Mr. Sun is entitled to receive annual compensation of RMB 120,000 (or approximately $17,620), payable monthly, pursuant to PRC Labor Law and Labor Contract Law. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law. Mr. Sun has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Agreements with Directors

Hongwen Zhang

On January 1, 2015, Huarui China entered into an employment agreement with our Director, Mr. Hongwen Zhang. Pursuant to the employment agreement, we agreed to employ our Director for a 6-year period until December 31, 2020. Mr. Zhang is entitled to receive annual compensation of RMB 120,000 (or approximately $17,620), payable monthly, pursuant to PRC Labor Law and Labor Contract Law. The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law. Mr. Zhang has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

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Jinlong Zhang

On January 1, 2018, Huarui China entered into an employment agreement with Mr. Jinlong Zhang. Pursuant to the employment agreement, we agreed to employ Mr. Zhang for a 3-year period until December 31, 2020. Mr. Zhang will not receive compensation as a director of the Company.  The termination of this agreement is subject to PRC Labor Law and PRC Labor Contract Law. Mr. Zhang has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

Director Compensation — Fiscal Years 2018 and 2019

During fiscal years 2018 and 2019, no members of our Board of Directors received compensation in their capacity as directors, other than that Mr. Hongwen Zhang received approximately $13,165 and $14,800 for the years ended December 31 ,2019 and 2018, respectively.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. Upon completion of this offering, we plan to pay our director nominee              with an annual compensation of US$             , our independent director nominee              with an annual compensation of US$             , our independent director nominee              with an annual compensation of US$             and our independent director nominee with an annual compensation of US$             . We have entered into director offer letters with each of our independent director nominees. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of shares, options or other securities convertible into or exchangeable for, our securities. For the years ended December 31, 2018 and 2019, we did not pay any non-employee directors and we did not have any non-employee directors.

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RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

See "Business—Contractual Agreements."

Other Related Party Transactions

In the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with related parties.

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2020 and December 31, 2019:

Name of related parties	Relationship with the Group
Mr. Sun Huhujie	Chief Executive Officer (“CEO”); Chairman of the Company
Jiangyin Xiehe New Building Materials Co., Ltd, (“Jiangyin Xiehe”).	Owned by the parents of the CEO
Jiangyin Sanling Copper Co., Ltd. (“Jiangyin Sanling”)	Owned by one of the Company’s shareholders
Jiangyin Xiefeng Photovoltaic Technology Co., Ltd. (“Jiangyin Xiefeng”)	CEO was its shareholder before April 30, 2019, no longer a related party as of December 31, 2019

The Company records transactions with various related parties. These related party balances as of June 30, 2020 and December 31, 2019 and transactions for the six months ended June 30, 2020 and 2019 are identified as follows:

Related Party Balances

As of June 30, 2020 and December 31, 2019, the balances resulting from normal course of business with related parties were as follows:

Accounts payable - related parties

	June 30, 2020	December 31, 2019
Jiangyin Sanling	$36,058	$46,582
Total	$36,058	$46,582

As of June 30, 2020 and December 31,2019, the Company rented office building and production plant from Jiangyin Sanling Copper Co., Ltd. (“Jiangyin Sanling”). Jiangyin Sanling is a related party due to it is owned by a shareholder of the Company.

Advance to vendors – related party

	June 30, 2020	December 31, 2019
Jiangyin Xiehe	$1,089,988	$532
Total	$1,089,988	$532

As of June 30, 2020 and December 31,2019, the Company purchased certain raw materials from Jiangyin Xiehe New Building Materials Co., Ltd, (“Jiangyin Xiehe”). Jiangyin Xiehe is a related party due to it is owned by the parents of Mr. Sun Huhujie, the Chief Executive Officer (“CEO”) and the Chairman of the Company. The Company also rented manufacturing facility from Jianyin Xiehe.

Due to related party

	June 30, 2020	December 31, 2019
Mr. Sun Huhujie	$96,675	$-
Total	$96,675	$-

Mr. Sun Huhujie periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

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Related Party Sales and Purchase Transactions

Purchases from related parties

		For the six months ended June 30,
	Nature	2020	2019

Jiangyin Xiehe	Raw material	$104,621	$116,071
Jiangyin Xiehe	Rent of production plant	15,623	16,195
Jiangyin Xiehe	Rent of office building	2,631	2,727
Jiangyin Sanling	Rent of production plant	3,413	3,538
		$126,288	$138,531

Loan guarantee provided by related parties

The Company’s principal shareholders and directors also provide personal guarantees for the Company’s bank loans.

Lease arrangement with related parties

The Company signed several lease agreements to rent an office and manufacturing facilities with its related parties Jiangyin Xiehe and Jiangyin Sanling for its operations.

On January 1, 2015, the Company entered into an operating lease agreement with Jiangyin Xiehe to rent an office building and a production plant of 2,657.25 square meters for annual rent of $36,507 (RMB 256,725). The lease term is five years which ends on December 31, 2019. The Company renewed the lease agreement with Jiangyin Xiehe on December 30, 2019 for annual rent of $36,507 (RMB 256,725), with a new lease term ended on December 31, 2029.

On December 21, 2015, the Company entered into an operating lease agreement with Jiangyin Sanling to rent a production plant of 504 square meters for annual rent of $7,167 (RMB 50,400). The lease term is five years which ends on December 30, 2020. The Company extended the lease agreement with Jiangyin Sanling on December 30, 2019 for annual rent of $7,167 (RMB 50,400), with a new lease term ended on December 31, 2029.

For more information regarding the Company’s related party transactions, see “Financial Statements,” Note 7.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for

●	each of our directors and executive officers who beneficially owns our ordinary share; and

●	each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary share shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 50,000 ordinary shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

As of the date of the prospectus, we have 14 shareholders of record, none of which are located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership	Pre-Offering Percentage Ownership	Post-Offering Percentage Ownership
Directors, Director Nominees and Named Executive Officers:
Huhujie Sun	22,895.15	45.79%		%
Hongwen Zhang	161.30	* %		%
Jinlong Zhang	5,944.35	11.89%		%
All directors, director nominees and executive officers as a group (3 persons)	29,000.80	58.00%		%
5% or Greater Shareholders:
Jiangyin Zhongli Investment Center (1)	8,879.05	17.76%		%

*	Less than 1%

(1) Jianfei Zhou has sole voting and dispositive power over the shares held by Jiangyin Zhongli Investment Center.

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DESCRIPTION OF SHARE CAPITAL

We were incorporated under the law of the British Virgin Islands as a company limited by shares. We have amended and restated our memorandum and articles of association to reflect a               forward split of our issued and outstanding ordinary shares. As of the date of this prospectus, we have authorized                 ordinary shares with $              par value. Upon effectiveness of the amended and restated memorandum and articles of association, there are                    ordinary shares issued and outstanding as of the date of this prospectus.

Neither our Articles nor Memorandum of Association, as amended, provides for the director’s power, in the absence of a quorum, to vote compensation to themselves. All decisions about director compensation will be recommended by the compensation committee, upon its formation, and approved by the Board of Directors as a whole, both acting only when a quorum of members is present.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association that will be in force at the time of the closing of this offering and the BVI Business Companies Act, insofar as they relate to the material terms of our ordinary shares. The forms of our amended and restated memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of BVI law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Ordinary shares

 All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the British Virgin Islands may freely hold and vote their ordinary shares.

At the completion of this offering, there will be              ordinary shares issued and outstanding.

Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by resolution of Directors.

Distributions

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Business Companies Act, as amended.

Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of the shareholders entitled to vote on such action and may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each ordinary share which such shareholder holds.

Election of directors

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. The laws of the British Virgin Islands, however, do not specifically prohibit or restrict the creation of cumulative voting rights for the election of our directors. Cumulative voting is not a concept that is accepted as a common practice in the British Virgin Islands, and we have made no provisions in our memorandum and articles of association to allow cumulative voting for elections of directors.

Meetings

We must provide written notice of all meetings of shareholders, stating the time, place and, in the case of a special meeting of shareholders, the purpose or purposes thereof, at least 7 days before the date of the proposed meeting to those persons whose names appear as shareholders in the register of members on the date of the notice and are entitled to vote at the meeting. Our board of directors shall call a special meeting upon the written request of shareholders holding at least 30% of our outstanding voting shares. In addition, our board of directors may call a special meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

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The management of us is entrusted to our board of directors, who will make corporate decisions by board resolution. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A 3 days’ notice of a meeting of directors must be given. At any meeting of directors, a quorum will be present if half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. If a quorum is not present, the meeting will be dissolved. If a quorum is present, votes of half of present directors are required to pass a resolution of directors.

As few as one third of our outstanding shares may be sufficient to hold a shareholder meeting. Although our memorandum and articles of association require that holders of at least one-third of our outstanding shares appear in person or by proxy to hold a shareholder meeting, to the extent we fail to have quorum on this initial meeting date, we can reschedule the meeting for the next business day or later, at which second meeting the holders of one third or more of our outstanding shares will constitute a quorum. As mentioned, at the initial date set for any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than one-third of the issued ordinary shares entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholder. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders.

A corporation that is a shareholder shall be deemed for the purpose of our memorandum and articles of association to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

Protection of minority shareholders

We would normally expect British Virgin Islands courts to follow English case law precedents, which permit a minority shareholder to commence a representative action, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority by parties in control of us, (3) the act complained of constitutes an infringement of individual rights of shareholders, such as the right to vote and pre-emptive rights and (4) an irregularity in the passing of a resolution which requires a special or extraordinary majority of the shareholders.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new ordinary shares under either British Virgin Islands law or our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her ordinary shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any ordinary share. If our board of directors resolves to refuse or delay any transfer, it shall specify the reasons for such refusal in the resolution. Our directors may not resolve or refuse or delay the transfer of an ordinary share unless: (a) the person transferring the shares has failed to pay any amount due in respect of any of those shares; or (b) such refusal or delay is deemed necessary or advisable in our view or that of our legal counsel in order to avoid violation of, or in order to ensure compliance with, any applicable, corporate, securities and other laws and regulations.

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Liquidation

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among those shareholders in proportion to the amount paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed so that, to the greatest extent possible, the losses shall be borne by the shareholders in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Business Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the British Virgin Islands. The Companies Law in the British Virgin Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the British Virgin Islands but conducts business mainly outside of the British Virgin Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the British Virgin Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Marketplace Rules in lieu of home country practices after the closing of this offering.

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Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Differences in Corporate Law

The BVI Business Companies Act and the laws of the British Virgin Islands affecting British Virgin Islands companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the laws of the British Virgin Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements

Under the laws of the British Virgin Islands, two or more companies may merge or consolidate in accordance with Section 170 of the BVI Business Companies Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders.

While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction is (i) between the director and the company and (ii) the transaction is in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if the material facts of the interest are known to the shareholders and they approve or ratify it or the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation.

The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration.

After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the British Virgin Islands.

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A shareholder may dissent from a mandatory redemption of his shares, an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder within 20 days who gave written objection. These shareholders then have 20 days to give to the company their written election in the form specified by the BVI Business Companies Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder.

Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent.

Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Shareholders’ suits

There are both statutory and common law remedies available to our shareholders as a matter of British Virgin Islands law. These are summarized below:

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Business Companies Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Business Companies Act or our memorandum and articles of association be set aside.

Derivative actions

Section 184C of the BVI Business Companies Act provides that a shareholder of a company may, with the leave of the Court, bring an action in the name of the company to redress any wrong done to it.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition for the winding up of a company on the grounds that it is just and equitable for the court to so order. Save in exceptional circumstances, this remedy is only available where the company has been operated as a quasi partnership and trust and confidence between the partners has broken down.

Indemnification of directors and executive officers and limitation of liability

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director or officer of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

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These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover provisions in our memorandum and articles of association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that provide for a staggered board of directors and prevent shareholders from taking an action by written consent in lieu of a meeting. However, under British Virgin Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, as they believe in good faith to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a transaction that is material to the company. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under British Virgin Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Business Companies Act or our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. British Virgin Islands law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Our memorandum and articles of association permit shareholders to act by written consent.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our memorandum and articles of association allow our shareholders holding not less than 30% of the votes of the outstanding voting shares to requisition a shareholders’ meeting. We are not obliged by law to call shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

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Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under British Virgin Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with cause, by a resolution of shareholders or by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors. British Virgin Islands law has no comparable statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the BVI Business Companies Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or by resolution of directors.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued shares in that class.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the British Virgin Islands.

Listing

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “HRDG”. We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is                   . The transfer agent and registrar’s address.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we plan to list our ordinary shares on Nasdaq, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary share, including ordinary share issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary share and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have outstanding ordinary share, assuming no exercise of the underwriters’ over-allotment option. Of that amount, ordinary share will be publicly held by investors participating in this offering, and ordinary share will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary share sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are, and any ordinary share issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

All of our ordinary share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

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A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of ordinary shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

●	the average weekly trading volume of the ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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MATERIAL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS
OF OUR ORDINARY SHARES

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences related to an investment in our ordinary shares. It is directed to U.S. Holders (as defined below) of our ordinary shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Unless otherwise noted in the following discussion, this section is the opinion of Ortoli Rosenstadt LLP, our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Jiangsu Junjin Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of shares and you are, for U.S. federal income tax purposes,

an individual who is a citizen or resident of the United States;

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

an estate whose income is subject to U.S. federal income taxation regardless of its source; or

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

WE URGE POTENTIAL PURCHASERS OF OUR SHARES TO CONSULT THEIR OWN TAX
ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX
CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES.

Generally

Huarui International New Material Limited, a British Virgin Islands company limited by shares. Huarui Dianqi Hongkong Limited, a Hong Kong limited company, is subject to Hong Kong law. Jiangyin Huayuecheng New Material and Technology Limited and Jiangyin Huarui Electrical Technology Co., Ltd. are subject to PRC laws.

British Virgin Islands Taxation

Under the BVI Business Companies Act as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Business Companies Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re- registered under the BVI Business Companies Act. In addition, shares of companies incorporated or re-registered under the BVI Business Companies Act are not subject to transfer taxes, stamp duties or similar charges.

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There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ordinary shares by a U.S. holder (as defined below) that holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting shares, holders who will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

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If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our r ordinary shares.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

The discussion below under “Dividends” and “Sale or Other Disposition of Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ordinary shares. Dividends received on the ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ordinary shares. (See “— People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ordinary shares. Any capital gain or loss will be long-term if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our ordinary shares listed on the Nasdaq, and provided that the ordinary shares will be regularly traded on the Nasdaq, a U.S. holder holds ordinary shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over the adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

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Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed                 as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed                , located at                       , as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

Jiangsu Junjin Law Firm, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Jiangsu Junjin Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by               , our counsel as to British Virgin Islands law, that the United States and British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in British Virgin Islands. We have also been advised by         that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of British Virgin Islands under the common law doctrine of obligation.

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UNDERWRITING

We will enter into an underwriting agreement with Univest Securities, LLC, or the representative, to act as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our ordinary shares at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Shares
Univest Securities, LLC
Total

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional             ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The underwriters will offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $          per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Commissions and Expenses

The underwriting discounts and commissions are equal to 7% of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts and commissions, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per Share	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Initial public offering price	$	$	$

Underwriting discounts and commissions to be paid by us	$	$	$

Proceeds to us, before expenses	$	$	$

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We will also pay to the representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1.0% of the gross proceeds received by us from the sale of the shares.

We have agreed to reimburse the representative an advisory fee of $50,000 and additionally up to a maximum of $100,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below) and up to a maximum of $3,000 for the costs associated with “tombstone” advertisements. As of the date of this prospectus, we have paid the advisory fee of $50,000 to the representative. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and commissions and non-accountable expense allowance, will be approximately $           .

Right of First Refusal

We have agreed that for a period of 12 months from the closing of this offering, the representative will have a right of first refusal to act as manager with respect to any public or private sale of any of our securities or any of our subsidiaries’ securities or other financings, excluding issuances in connection with an equity incentive plan for our employees; provided, however, that such right shall be subject to FINRA Rule 5110(f)(2)(E)(i). In connection with such right, we have agreed to furnish the representative with the terms and conditions of any financing and/or bona fide proposed private or public sale of securities to be made by us and/or any of our subsidiaries, and the name and address of such person, entity, or representative.

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Representative’s Warrants

In addition, we have agreed to issue the representative’s warrants to the representative to purchase up to an aggregate number of ordinary shares equal to 8% of the total number of ordinary shares sold in this offering, including any shares issued pursuant to the exercise of the underwriters’ over-allotment option. Such warrants shall have an exercise price equal to 110% of the initial public offering price of the ordinary shares sold in this offering. The representative’s warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus forms a part. The representative’s warrants and the underlying shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), and except as otherwise permitted by FINRA rules, neither the representative’s warrants nor any of our shares issued upon exercise of the representative’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part. In addition, although the representative’s warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the representative’s warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the representative’s warrants. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v).

We will bear all fees and expenses attendant to registering the ordinary shares underlying the representative’s warrants, other than any underwriting commissions incurred and payable by the warrant holders. The exercise price and number of ordinary shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors and shareholders have agreed, subject to certain exceptions, to a twelve months lock-up period from the date of this prospectus, with respect to the ordinary shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of twelve months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representative or as otherwise agreed.

The representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “HRDG”. We make no representation that such application will be approved or that our ordinary shares will trade on such market either now or at any time in the future. However, we will not complete this offering unless we are so listed.

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Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of ordinary shares to selling group members for sale to their online brokerage account holders. The ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the ordinary shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the ordinary shares in certain countries.

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Stamp Taxes

If you purchase ordinary shares offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the initial public offering price listed on the cover page of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ordinary shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our ordinary shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our ordinary shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or delaying a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

96

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
The Nasdaq Capital Market Listing Fee		50,000
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and commissions and non-accountable expense allowance will be borne by us in proportion to the numbers of ordinary shares sold in this offering.

97

LEGAL MATTERS

The validity of the ordinary shares offered hereby and certain legal matters as to British Virgin Islands law will be passed upon for us by         . Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to PRC law will be passed upon for us by Jiangsu Junjin Law Firm. Ortoli Rosenstadt LLP may rely upon Jiangsu Junjin Law Firm with respect to matters governed by PRC law. The underwriters are being represented by               in connection with this offering.

The current address of British Virgin Island counsel is          .  The current address of Ortoli Rosenstadt LLP is 366 Madison Avenue, 3rd Floor, New York, NY 10017. The current address of is             .

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2018 and 2019, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Prager Metis CPAs LLC, an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The current address of Prager Metis CPAs LLC is 401 Hackensack Avenue, 4th Floor, Hackensack, NJ 07601.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the ordinary shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the ordinary shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at http://www.jyhrtech.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

98

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Huarui International New Material Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Huarui International New Material Limited (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2019, and related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2020.

Hackensack, New Jersey

September 15, 2020

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	December 31,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash	$15,133	$78,794
Note Receivable	226,296	139,202
Accounts receivable, net	3,220,391	5,591,561
Inventories	3,151,737	2,758,074
Advance to vendors	150,819	462,414
Advance to vendors-related party	532	-
Prepayments and other assets, net	20,210	24,645
Taxes receivable	-	47,311
TOTAL CURRENT ASSETS	6,785,118	9,102,001

Property and equipment, net	1,592,043	1,845,594
Deferred tax assets	22,867	26,590
TOTAL ASSETS	$8,400,028	$10,974,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loans	$1,292,769	$792,088
Notes payable	-	69,086
Accounts payable	738,436	868,981
Accounts payable – related parties	46,582	48,868
Advances from customers	572,747	1,075,482
Accrued expenses and other liabilities	273,602	347,521
Tax payable	65,881	-
TOTAL CURRENT LIABILITIES	2,990,017	3,202,026
TOTAL LIABILITIES	2,990,017	3,202,026

SHAREHOLDERS’ EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding at December 31, 2019 and 2018*	50,000	50,000
Additional paid in capital	5,347,598	5,347,598
Subscription receivable	(50,000)	(50,000)
Statutory reserves	444,794	280,119
Retained earnings	103,289	2,521,072
Accumulated other comprehensive loss	(485,670)	(376,630)
TOTAL SHAREHOLDERS’ EQUITY	5,410,011	7,772,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,400,028	$10,974,185

* Shares and per share data are presented on a retroactive basis to reflect the share issuance on August 26, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2019	2018
Revenues	$33,494,406	$49,391,183
Cost of revenues	30,112,291	45,835,063
GROSS PROFIT	3,382,115	3,556,120

OPERATING EXPENSES
Selling expenses	261,049	386,647
General and administrative expenses	467,422	506,103
Research and development expenses	826,776	1,165,739
TOTAL OPERATING EXPENSES	1,555,247	2,058,489

INCOME FROM OPERATIONS	1,826,868	1,497,631

OTHER INCOME (EXPENSE)
Interest expenses, net of interest income	(262,447)	(287,071)
Subsidy income	29,487	212,438
Other income (expenses), net	238,036	(4,565)
Total other income (expense), net	5,076	(79,198)

INCOME BEFORE INCOME TAXES	1,831,944	1,418,433

INCOME TAXES PROVISION	185,199	73,512

NET INCOME	1,646,745	1,344,921

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(109,040)	(419,804)

COMPREHENSIVE INCOME	$1,537,705	$925,117

Earnings per share
Basic and diluted	$32.93	$26.90

Weighted average number of shares outstanding*
Basic and diluted	50,000	50,000

* Shares and per share data are presented on a retroactive basis to reflect the share issuance on August 26, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Ordinary Shares		Additional Paid in	Subscription	Statutory	Retained	Accumulated Other Comprehensive Income
	Shares*	Amount*	Capital	Receivable	Reserves	Earnings	(loss)	Total
Balance at December 31, 2017	50,000	$50,000	$5,347,598	(50,000)	$145,627	$1,310,643	$43,174	$6,847,042

Net income for the year	-	-	-	-	-	1,344,921	-	1,344,921
Statutory reserve	-	-	-	-	134,492	(134,492)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(419,804)	(419,804)
Balance at December 31, 2018	50,000	50,000	5,347,598	(50,000)	280,119	2,521,072	(376,630)	7,772,159

Net income for the year	-	-	-	-	-	1,646,745	-	1,646,745
Statutory reserve	-	-	-	-	164,675	(164,675)	-	-
Dividends to shareholders	-	-	-	-	-	(3,899,853)	-	(3,899,853)
Foreign currency translation adjustments	-	-	-	-	-	-	(109,040)	(109,040)
Balance at December 31, 2019	50,000	$50,000	$5,347,598	(50,000)	$444,794	$103,289	$(485,670)	$5,410,011

* Shares and per share data are presented on a retroactive basis to reflect the share issuance on August 26, 2019.

The accompanying notes are an integral part of these consolidated financial statements

HUARUI INTERNATIONAL NEW MATERIAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,646,745	$1,344,921
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	285,342	271,473
Inventory markdown	101,375	129,795
Deferred tax (recovery) provision	3,420	(8,107)
Changes in operating assets and liabilities:
Accounts receivable	2,319,735	(3,584,782)
Note Receivable	(89,509)	106,317
Inventories	(532,551)	35,471
Prepayments and other assets, net	4,161	28,496
Advance to vendors	308,238	133,207
Advance to vendors- related party	(536)	-
Accounts payables	(120,703)	351,381
Accounts payables – related parties	(1,694)	38,042
Accrued expenses and other liabilities	(70,152)	131,192
Advance from customers	(493,204)	314,125
Taxes payable	113,481	381,123
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	3,474,148	(327,346)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(52,877)	(520,849)
NET CASH USED IN INVESTING ACTIVITIES	(52,877)	(520,849)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends to shareholders	(3,899,853)	-
Proceeds from notes payable	-	71,872
Repayments of notes payable	(68,759)	-
Proceeds from short-term bank loans	1,302,811	824,028
Repayment of short-term bank loans	(788,345)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(3,454,146)	895,900

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(30,786)	(3,717)
NET INCREASE (DECREASE) IN CASH	(63,661)	43,988
CASH, BEGINNING OF YEAR	78,794	34,806
CASH, END OF YEAR	$15,133	$78,794

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$370,003	$124,425
Cash paid for interest	$263,478	$284,976

The accompanying notes are an integral part of these consolidated financial statements.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Huarui International New Material Limited (“Huarui” or “the Company”) is a holding company that was incorporated under the laws of British Virgin Islands (“BVI”) on August 26, 2019. The Company, through its wholly-owned subsidiaries and an entity controlled through contractual agreements, variable interest entity (“VIE”), specializes in producing fine finish copper fittings and customized copper busbars for high-conductivities electrical power applications in the People’s Republic of China (“China” or “PRC”).

As of December 31, 2019, the Company’s consolidated financial statements reflect the activities of each of the following entities

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of direct / indirect Ownership	Principal Activities
Huarui International New Material Limited (“Huarui”)	August 26, 2019	BVI	Parent	Investment Holding

Huarui Dianqi Hongkong Limited (“Huarui HK”)	September 10, 2019	Hong Kong	100% owned by Huarui	Investment Holding

Jiangyin Huayuecheng New Material Technology Co., Ltd (“HYC” or “WFOE”)	December 16, 2019	PRC	100% owned by Huarui HK	Investment Holding

Jiangyin Huarui Electrical Technology Co., Ltd (“Huarui China”)	December 30, 2014	PRC	VIE	Producing customized copper busbars and other copper cathode related conductors

As described below, the Company, through a series of transactions (the “Reorganization”) which is accounted for as a reorganization of entities under common control, became the ultimate parent entity of its wholly-owned subsidiaries and the VIE.

Reorganization

A Reorganization of the legal structure was completed on January 20, 2020. The Reorganization involved (i) the incorporation of the Company’s wholly-owned subsidiary, Huarui HK, an investment holding company incorporated under the laws of Hong Kong on September 10, 2019; (ii) the incorporation of Huarui HK’s wholly-owned subsidiary, HYC, a wholly foreign-owned enterprise (“WFOE’) in PRC on December 16, 2019 and (iii) On January 20, 2020, the Company, through its wholly owned subsidiary, HYC entered into a series of contractual arrangement (“VIE” agreements), with Huarui China and its respective shareholders. A description of the VIE arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of the VIE - Huarui China is disclosed below.

Huarui China was incorporated in Jiangyin City, Jiangsu Province, PRC on December 30, 2014 under the laws of the PRC. Huarui China is primarily engage in producing customized copper busbars for high-conductivities electrical power applications and other copper cathode related conductors in PRC.

Before and after the Reorganization, a same group of shareholders owns 98.125% of Huarui China and 83.9355% of Huarui, therefore, the Company with its subsidiaries and Huarui China were controlled by substantially the same group of shareholders. The Reorganization is considered the acquisition of entities under common control due to a high degree of common ownership and because the ownership interests were, in substance, the same before and after the Reorganization. The Reorganization was deemed to be a non-substantive merger, with no step up in basis of the related assets and liabilities. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

The following is a summary of the various VIE agreements:

Shareholders’ Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreements signed between each of the shareholders of the VIE and WFOE, each shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on each shareholder’s behalf and all rights that each shareholder has in respect of its equity interest in the VIE (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIE). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIE. The power of attorney will remain in force.

Executive Call Option Agreement

Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIE and WFOE, the shareholders irrevocably granted WFOE a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIE, to WFOE, or their designees. The purchase price of the equity interests in the VIE shall be equal to the minimum price required by PRC law. Without WFOE’s prior written consent, the VIE and its shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc.

Equity Pledge Agreements

Each shareholder of the VIE has also entered into an equity pledge agreement with WFOE, pursuant to which each shareholder pledged his/her interest in WFOE to guarantee the performance of obligations of WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and shareholders’ voting rights proxy agreement. If the VIE or any of the shareholder breaches its contractual obligations, WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the agreements under the shareholders’ voting rights proxy agreement, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

Business Operation Agreement

Pursuant to the exclusive business cooperation agreement entered into by WFOE and the VIE, WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of WFOE. Without WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. The term of this agreement is ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

Shareholders Voting Right Proxy Agreements provide the Company effective control over the VIE, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIE under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from the VIE, the Company is deemed the primary beneficiary of the VIE. Accordingly, the Company has consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Risks in relation to the VIE structure

The Company and its legal counsel believe that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Company’s ability to conduct its business. In such case, the Company may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Company’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Company herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	As of December 31,
	2019	2018

Total current assets	$6,785,118	$9,102,001
Total assets	$8,400,028	$10,974,185
Total current liabilities	$2,990,017	$3,202,026
Total liabilities	$2,990,017	$3,202,026

	For the years ended December 31,
	2019	2018
Revenue	$33,494,406	$49,391,183
Net income	$1,646,745	$1,344,921

	For the years ended December 31,
	2019	2018
Net cash provided by (used in) operating activities	$3,474,148	$(327,346)
Net cash (used in) investing activities	$(52,877)	$(520,849)
Net cash provided by (used in) financing activities	$(3,454,146)	$895,900

The VIE contributed 100% of the Company’s consolidated results of operations and cash flows for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the VIE accounted 100% of the consolidated total assets and total liabilities of the Company.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. For the years ended December 31, 2019 and 2018, the Company did not provide any financial or other support to the VIE.

As the VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advances or cash dividends.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company its wholly-owned subsidiaries and a VIE. All intercompany transactions and balances are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, valuation of accounts receivables, revenue recognition and deferred revenue, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. The Company maintains all its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Notes receivable

Notes receivable consisted of bank acceptance notes of $226,296 and $139,202 provided by the Company’s customers as of December 31, 2019 and 2018, respectively. These notes with no more than 6 months maturity dates were issued or endorsed by the Company’s customers to repay their balance to the Company and these notes were guaranteed by the banks. The Company fully collected or utilized the note receivable subsequent to the year end. For the year ended December 31, 2019 and 2018, the Company recorded interests of $206,493 and $258,721, respectively, for the discounts associated with the settlement of these bank acceptance notes before the maturity dates.

Notes Payable

Notes payable are bank acceptance notes issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period of within 6 months. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity date.

As of December 31, 2018, the Company pledged certain bank note received from its customers of $72,722 (RMB 500,000) as collateral to secure and issue three bank acceptance notes with total of $69,086 (RMB 475,000) to its vendors with maturity dates of six months. These bank acceptance notes were fully paid upon maturity and pledged bank acceptance note was also released upon the payments. The Company did not have notes payable as of December 31, 2019.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Accounts Receivable and allowance for doubtful accounts

The accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customer before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes an allowance for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31,2019 and 2018, the allowance for uncollectible account receivable balance was nil.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advance to vendors and prepayment and other assets

Advance to vendors primarily consist of advances to suppliers for purchasing goods or services that have not been received or provided. Prepayment and other assets represent security deposits made to our customers and advances to employees. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Mechanical equipment	10 years
Transport equipment	4 years
Office equipment	3 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is included in other income or expenses in the consolidated statements of comprehensive income.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended December 31, 2019 and 2018, respectively.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities – future contracts

The marketable securities were held at the Company’s trading account with a licensed brokerage firm, which consists of future contracts for certain metals, mainly copper. The Company uses futures contracts, which are not designated or qualifying as hedging instruments, to partially hedge the effects of fluctuations in the price of copper. Futures contracts are recognized at fair value in the consolidated financial statements with recognition of gains and losses on such positions. The Company’s accounting for futures contracts may increase earnings volatility in any particular period.

The Company classifies its future contracts as trading securities and accordingly, unrealized holding gains and losses are included in other comprehensive income and realized gains and losses are included in other income in the statement of comprehensive income.

For the years ended December 31, 2019 and 2018, the Company recorded realized gains of $266,717 and $Nil as other income, respectively.

The Company had no open position contracts held by the brokerage firm as of December 31, 2019 and 2018, respectively.

Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of materials, salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company generates revenues from sales of customized fine finish copper fittings, copper busbars, and other copper cathode related conductors for high-conductivities electrical power applications in PRC. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

The Company has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2019 and has elected to apply it retrospectively for the year ended December 31, 2018. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company enters into contracts to sell the Company’s copper busbars and fine finish copper fittings to its customers. Customer acceptance is generally required. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur after the products are transferred to and received by the customer. Product sale contracts typically include a single performance obligation. The Company recognizes revenues at the time the product is delivered and accepted by the customer and when the performance obligation is completed.

Advance from Customers

Advances from customers represents the payments received before the completion of performance obligations under a contract. Advance from customers are recognized as revenue upon the completion of performance obligations.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product categories, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The following table presents sales by product categories for the years ended December 31, 2019 and 2018, respectively:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Copper busbars	$19,746,442	$30,828,566
Fine finish fittings	13,634,522	14,439,365
Electrolytic copper and others	113,442	4,123,252
Total revenue	$33,494,406	$49,391,183

Substantially, all the products were sold in PRC.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records government subsidies as other income when there is no further performance obligation.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in selling expenses. Shipping and handling costs were $163,397 and $209,625 for the years ended December 31, 2019 and 2018, respectively.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising expenditures

Advertising expenditures are expensed as incurred and are included as part of selling and marketing expenses. For the years ended December 31, 2019 and 2018, the advertising expenses amounted to $113 and $7,266, respectively.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, the upper range of VAT rate was lowered to 16%, and starting from April 1, 2019, the upper range of VAT rate was further lowered to 13%), depending on the type of products sold or service provided. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2019 and 2018. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	December 31, 2019	December 31, 2018
Balance sheet items, except for equity accounts	US$1=RMB 6.9618	US$1=RMB 6.8755
Items in the statements of income and cash flows	US$1=RMB 6.9081	US$1=RMB 6.6090

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company expected to adopt ASU No. 2016-02—Leases (Topic 842), using a modified retrospective transition method permitted under ASU No. 2018-11 for annual and interim reporting periods beginning January 1, 2021. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company is expected to elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

Adoption of this new standard could result in the recording of additional lease assets and lease liabilities of approximately $0.40 million and $0.36 million, respectively, as of December 31, 2019. Adoption of this new standard will not materially impact the Company’s consolidated net earnings and cash flows.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – ACCOUNTS RECEIVABLE, NET

As of December 31, 2019 and 2018, the Company had accounts receivable balance of $3,220,391 and $5,591,561, respectively.

Below is an aged analysis of account receivables as of December 31, 2019 and 2018, respectively.

	December 31, 2019	December 31, 2018
Within 90 days	$3,032,704	$5,238,093
91-180 days	130,338	341,600
181-365 days	38,762	11,465
Greater than 1 year	18,587	403
Accounts receivable, net	$3,220,391	$5,591,561

For the years ended December 31, 2019 and 2018, the Company record no allowance for doubtful accounts.

NOTE 4 — INVENTORIES

Inventories consist of the following:

	December 31, 2019	December 31, 2018
Raw materials	$1,472,610	$1,564,365
Finished goods	1,523,805	852,310
Work in process	155,322	341,399
Total	$3,151,737	$2,758,074

The Company recorded inventory markdown of $101,375 and $129,795 for the years ended December 31, 2019 and 2018, respectively, due to the decrease in the market value of electrolytic copper and aluminum.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	December 31, 2019	December 31, 2018
Mechanical equipment	$2,053,891	$2,036,373
Transport equipment	60,108	58,149
Office equipment	264,551	260,755
Leasehold improvements	2,889	2,925
Subtotal	2,381,439	2,358,202
Less: accumulated depreciation and amortization	(789,396)	(512,608)
Property and equipment, net	$1,592,043	$1,845,594

Depreciation expense for the years ended December 31, 2019 and 2018 amounted to $285,342 and $271,473, respectively.

NOTE 6 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31, 2019	December 31, 2018
Payroll payable	$249,196	$321,941
Professional fee and others	24,406	25,580
Total	$273,602	$347,521

NOTE 7 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of December 31, 2019 and 2018 and transactions for the years ended December 31, 2019 and 2018 are identified as follows:

Related Party Balances

As of December 31, 2019 and 2018, the balances resulting from normal course of business with related parties were as follows:

Accounts payable - related parties

	December 31, 2019	December 31, 2018
Jiangyin Xiehe (1)	$-	$1,353
Jiangyin Sanling (2)	46,582	47,515
Total	$46,582	$48,868

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 — RELATED PARTIES BALANCES AND TRANSACTIONS (Continued)

Advance to vendors – related party

	December 31, 2019	December 31, 2018
Jiangyin Xiehe (1)	$532	$-
Total	$532	$-

(1)	During the years ended December 31, 2019 and 2018, the Company purchased certain raw materials from Jiangyin Xiehe New Building Materials Co., Ltd, (“Jiangyin Xiehe”). Jiangyin Xiehe is a related party due to it is owned by the parents of Mr. Sun Huhujie, the Chief Executive Officer (“CEO”) and the Chairman of the Company. The Company also rented manufacturing facility from Jiangyin Xiehe. (See Note 11)

(2)	During the years ended December 31, 2019 and 2018, the Company rented office building and production plant from Jiangyin Sanling Copper Co., Ltd. (“Jiangyin Sanling”). (See Note 11). Jiangyin Sanling is a related party due to it is owned by a shareholder of the Company.

Related Party Sales and Purchase Transactions

Purchases from related parties

		For the years ended December 31,
	Nature	2019	2018

Jiangyin Xiehe	Raw material	$273,467	$196,808
Jiangyin Xiehe	Rent of production plant	31,807	33,246
Jiangyin Xiehe	Rent of office building	5,356	5,598
Jiangyin Xiehe	Utility fees	61	3,675
Jiangyin Sanling	Rent of production plant	7,296	7,626
		$317,987	$246,953

Sales to related parties

		For the years ended December 31,
	Nature	2019	2018

Jiangyin Xiehe	Copper busbars	$-	$859
Jiangyin Xiefeng (1)	Electricity fee	-	6,674
		$-	$7,533

(1)	Jiangyin Xiefeng Photovoltaic Technology Co., Ltd. (“Jiangyin Xiefeng”) was a related party due to Mr. Sun Huhujie, the Chief Executive Officer (“CEO”) and the Chairman of the Company, was a shareholder of Jiangyin Xiefeng for the year ended December 31, 2018. Mr. Sun sold his shares to an unrelated individual on April 30, 2019. Jiangyin Xiefeng is no longer a related party as of December 31, 2019.

Loan guarantee provided by related parties

The Company’s principal shareholders and directors also provide personal guarantees for the Company’s bank loans (See Note 8).

Lease arrangement with related parties

The Company signed several lease agreements to rent an office and manufacturing facilities with its related parties Jiangyin Xiehe and Jiangyin Sanling for its operations. (See Note 11)

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — BANK LOANS

	December 31, 2019	December 31, 2018
Jiangyin Rural Commercial Bank Co., Ltd. Huashi Branch
Interest rate of 5%, from March 27, 2018 to March 26, 2019	$-	$727,220
Interest rate of 5%, from March 27, 2019 to March 26, 2020	574,564	-

Agricultural Bank of China, Jiangyin Branch
Interest rate of 4.35%, from November 14, 2018 to May 12, 2019	-	64,868
Interest rate of 4.5675%, from February 25, 2019 to February 24,2020	718,205	-

Total	$1,292,769	$792,088

On March 27, 2019, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $574,564 (RMB 4,000,000) for a term has various due dates from March 27, 2019 to March 26, 2020 at a fixed annual interest rate of 5.0%. Mr. Sun Huhujie, the CEO and the Chairman of the Company, and Ms. Sun Hubingju, a relative of the CEO, the shareholder and director of the Company until August 2019, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On February 25, 2019, Huarui entered into a loan agreement with Agricultural Bank of China to obtain a loan of $718,205 (RMB 5,000,000) for a term has various due dates from February 25, 2019 to February 24, 2020 at a fixed annual interest rate of 4.5675%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, a relative of the CEO, the shareholder and director of the Company until August 2019, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On March 27, 2018, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $727,220 (RMB 5,000,000) for a term has various due dates from March 27,2018 to March 26,2019 at a fixed annual interest rate of 5.0%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, a relative of the CEO, the shareholder and director of the Company until August 2019, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On November 14, 2018, Huarui entered into a loan agreement with Agricultural Bank of China to obtain a loan of $64,868 (RMB 446,000) for a term has various due dates from November 14,2018 to May 12,2019 at a fixed annual interest rate of 4.35%. The Company’s acceptance bills were mortgaged to secure the loan. The loan was fully repaid upon maturity.

For the years ended December 31, 2019 and 2018, the Company recorded bank loan interest expenses of $58,472 and $31,830, respectively.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

BVI

The Company is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Under Hong Kong tax laws, Huirui HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax (“EIT”) Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Huarui China, the Company’s main operating subsidiary in PRC, was approved as an HNTE on November 30, 2016, and successfully renewed the HNTE certificate in November 2019 for another three years. As a result, Huarui China has been entitled to a reduced income tax rate of 15% since November 2016.

The impact of the tax savings as a result of the Company’s preferred tax rates for the years ended December 31, 2019 and 2018 amounted to $183,194 and $141,843, respectively. Per share effect of the tax exemption were $3.66 and $2.84 for the years ended December 31, 2019 and 2018, respectively.

i)	The components of the income tax provision are as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Current income tax provision	$181,779	$81,619
Deferred income tax provision (benefit)	3,420	(8,107)
Total provision for income taxes	$185,199	$73,512

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — TAXES (Continued)

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate for the years ended December 31, 2019 and 2018:

	For the year ended December 31, 2019	For the year ended December 31, 2018
China Income tax statutory rate	25%	25%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
R&D credit	(5.1)%	(9.2)%
Non-deductible items and others	0.2%	(0.6)%
Effective tax rate	10.1%	5.2%

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Allowance for inventory reserves and fixed assets impairment	$22,867	$26,590
Total	$22,867	$26,590

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at December 31, 2019 and 2018.

(b)	Taxes receivable (payable)

Taxes payable consist of the following:

	December 31, 2019	December 31, 2018
Income tax receivable	$1,472	$42,296
Value-added (tax payable)/receivable	(56,598)	13,270
Other taxes payable	(10,755)	(8,255)
Total taxes (payable)/receivable	$(65,881)	$47,311

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — SHAREHOLDERS’ EQUITY

The Company was incorporated under the laws of British Virgin Islands (“BVI”) on August 26, 2019. The authorized number of ordinary shares is 50,000 with a par value of $1 each. As of December 31, 2019, 50,000 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis. As of December 31, 2019, there was $50,000 share subscription receivable recorded as a contra account to shareholders’ equity on the Company’s consolidated balance sheet.

As of December 31, 2019 and 2018, additional paid-in capital on the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

For the year ended December 31, 2019, Haurui China declared and paid dividend of $3,899,853 to its shareholders.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $0.4 million and $0.3 million as of December 31, 2019 and 2018, respectively.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company signed several lease agreements to rent an office and manufacturing facilities with its related parties Jiangyin Xiehe and Jiangyin Sanling for its operations. (See Note 7)

On January 1, 2015, the Company entered into an operating lease agreement with Jiangyin Xiehe to rent an office building and a production plant of 2,657.25 square meters for annual rent of $37,163 (RMB 256,725). The lease term is five years which ends on December 31, 2019. The Company renewed the lease agreement with Jiangyin Xiehe on December 30, 2019 for annual rent of $37,163 (RMB 256,725), with a new lease term ended on December 31, 2029.

On December 21, 2015, the Company entered into an operating lease agreement with Jiangyin Sanling to rent a production plant of 504 square meters for annual rent of $7,296 (RMB 50,400). The lease term is five years which ends on December 30, 2020. The Company extended the lease agreement with Jiangyin Sanling on December 30, 2019 for annual rent of $7,296 (RMB 50,400), with a new lease term ended on December 31, 2029.

As of December 31, 2019, the Company was obligated under operating leases for minimum rentals as follows:

Twelve months ending December 31,	Minimum lease payment
2020	$44,116
2021	44,116
2022	44,116
2023	44,116
2024	44,116
Thereafter	220,580
Total	$441,160

Rent expense for the years ended December 31, 2019 and 2018 were $43,764 and $46,471, respectively.

Contingencies

The Company may involve in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, could be subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company did not have any litigations as of December 31, 2019 and 2018.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONCENTRATIONS AND RISKS

Significant customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the year ended December 31, 2019, three customers accounted for approximately 20%, 20% and 20%, of the Company’s total revenues, respectively. Two of these three customers are with one parent company. For the year ended December 31, 2018, three customers accounted for approximately, 20%, 15% and 12% of the Company’s total revenues, respectively. Two of these three customers are the subsidiary of one parent company and total revenue from these two customers accounted for approximately 35% of the Company’s total revenues.

As of December 31, 2019, four customers accounted for approximately 23%, 16%, 16%, and 10% of the Company’s accounts receivable. As of December 31, 2018, three customers accounted for 26%, 19% and 10% of the Company’s accounts receivable.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the year ended December 31, 2019, one supplier accounted for approximately 76%, of the Company’s total purchases. For the year ended December 31, 2018, two suppliers accounted for approximately 52% and 34% of the Company’s total purchases, respectively.

As of December 1, 2019, none of suppliers accounted more than 10% of the Company’s total accounts payable. As of December 31, 2018, one supplier accounted for approximately 10%, of the Company’s total accounts payable.

Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of December 31, 2019 and 2018, the aggregate amount of cash of $8,492 and $74,659, respectively, was held at major financial institutions in PRC, where there is no requirement for the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — CONCENTRATIONS AND RISKS (Continued)

Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 5.7% in fiscal year 2018 and further depreciated by 1.3% in fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

PARENT COMPANY BALANCE SHEETS

(IN U.S. DOLLARS)

	December 31,	December 31,
	2019	2018
ASSETS
ASSETS:
Investments in subsidiaries	$5,410,011	$7,772,159
TOTAL ASSETS	$5,410,011	$7,772,159

EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding at December 31, 2019 and 2018	$50,000	$50,000
Additional paid in capital	5,347,598	5,347,598
Subscription receivable	(50,000)	(50,000)
Statutory reserves	444,794	280,119
Retained earnings	103,289	2,521,072
Accumulated other comprehensive loss	(485,670)	(376,630)
TOTAL SHAREHOLDERS’ EQUITY	5,410,011	7,772,159

TOTAL LIABILITIES AND EQUITY	$5,410,011	$7,772,159

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2019	2018

Equity income of subsidiaries	$1,646,745	$1,344,921
NET INCOME	1,646,745	1,344,921

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(109,040)	(419,804)
COMPREHENSIVE INCOME	$1,537,705	$925,117

Net income per common share – basic and diluted	$32.93	$26.90

Weighted average number of common shares outstanding – basic and diluted	50,000	50,000

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,646,745	$1,344,921
Adjustments to reconcile net income to net cash used in operating activities:
Equity income of subsidiaries	(1,646,745)	(1,344,921)
NET CASH USED IN OPERATING ACTIVITIES	-	-

NET INCREASE (DECREASE) IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$-	$-

NOTE 14 - SUBSEQUENT EVENTS

Bank loans

On April 21, 2020, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $430,923 (RMB 3,000,000) for a term has various due dates from April 21,2019 to April 20,2020 at a fixed annual interest rate of 6.0%. Mr. Zhang Jinlong, the director of Huarui China, and Mr. Sun Huhujie, the CEO and the Chairman of the Company, guaranteed the repayment of the loan.

On March 30, 2020, Huarui entered into a loan agreement with Industrial and Commercial Bank of China to obtain a loan of $718,205 (RMB 5,000,000) for a term has various due dates from March 30,2020 to December 30,2020 at a fixed annual interest rate of 4.785%. Mr. Zhang Hongwen, the director of Huarui China guaranteed the repayment of the loan. Jiangsu Baoding Financial Collateral Co. Ltd., a non-related company, also guaranteed the repayment of the loan.

On March 2, 2020, Huarui entered into a loan agreement with Agricultural Bank of China to obtain a loan of $574,564 (RMB 4,000,000) for a term has various due dates from March 2,2020 to March 1,2021 at a fixed annual interest rate of 4.785%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, the shareholder and director of the Company, guaranteed the repayment of the loan.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SUBSEQUENT EVENTS (Continued)

Litigation

On January 9, 2020, a lawsuit was filed by one original shareholder to against the Company for a share transfer dispute incurred in 2019. On June 3, 2020, the People’s Court, Jiangyin City dismissed the case based on the facts that the share transfer was properly approved by the shareholders meeting and the Board, and relevant information was properly documented in the Company’s resolutions and government records.

COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of April 2020, the Company had to temporarily suspend or reduce our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable and delayed raw materials supply could negatively impact our results of operations.

In light of the current circumstances and available information, the Company estimated that for the period from January to June 2020, the Company’s revenues could be approximately 34% lower as compared to the same period of last year. As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

The accompanying consolidated financial statements were approved by management and available for issuance on September 15, 2020. The Company evaluated subsequent events through the date these consolidated financial statements were available for issuance.

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

F-35

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash	$144,763	$15,133
Note Receivable	-	226,296
Accounts receivable, net	2,882,221	3,220,391
Inventories	2,816,434	3,151,737
Advance to vendors	191,737	150,819
Advance to vendors-related party	1,089,988	532
Prepayments and other assets, net	27,927	20,210
Taxes receivable	6,747	-
TOTAL CURRENT ASSETS	7,159,817	6,785,118
Property and equipment, net	1,503,146	1,592,043
Deferred tax assets	22,532	22,867
TOTAL ASSETS	$8,685,495	$8,400,028

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term bank loans	$1,698,490	$1,292,769
Accounts payable	686,600	738,436
Accounts payable – related parties	36,058	46,582
Due to related party	96,675	-
Advances from customers	372,964	572,747
Accrued expenses and other liabilities	233,830	273,602
Taxes payable	-	65,881
TOTAL CURRENT LIABILITIES	3,124,617	2,990,017
TOTAL LIABILITIES	3,124,617	2,990,017

SHAREHOLDERS’ EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding at June 30, 2020 and December 31, 2019*	50,000	50,000
Additional paid in capital	5,347,598	5,347,598
Subscription receivable	(50,000)	(50,000)
Statutory reserves	467,899	444,794
Retained earnings	311,230	103,289
Accumulated other comprehensive loss	(565,849)	(485,670)
TOTAL SHAREHOLDERS’ EQUITY	5,560,878	5,410,011

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,685,495	$8,400,028

*	Shares and per share data are presented on a retroactive basis to reflect the share issuance on August 26, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

F-36

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended June 30,
	2020	2019

Revenues	$11,841,459	$18,375,292
Cost of revenues	10,559,127	16,533,673
GROSS PROFIT	1,282,332	1,841,619

OPERATING EXPENSES
Selling expenses	102,114	139,562
General and administrative expenses	215,297	260,353
Research and development expenses	623,394	593,232
TOTAL OPERATING EXPENSES	940,805	993,147

INCOME FROM OPERATIONS	341,527	848,472

OTHER INCOME (EXPENSE)
Interest expenses, net of interest income	(92,107)	(153,292)
Other income (expenses), net	(18,374)	243,254
Total other income (expense), net	(110,481)	89,962

INCOME BEFORE INCOME TAXES	231,046	938,434

INCOME TAXES PROVISION	-	74,027

NET INCOME	231,046	864,407

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(80,179)	1,643

COMPREHENSIVE INCOME	$150,867	$866,050

Earnings per share
Basic and diluted	$4.62	$17.29

Weighted average number of shares outstanding*
Basic and diluted	50,000	50,000

*	Shares and per share data are presented on a retroactive basis to reflect the share issuance on August 26, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

F-37

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

							Accumulated
	Ordinary Shares		Additional				Other
	Shares*	Amount*	Paid in Capital	Subscription Receivable	Statutory Reserves	Retained Earnings	Comprehensive Income (loss)	Total
Balance at January 1, 2019	50,000	50,000	5,347,598	(50,000)	280,119	2,521,072	(376,630)	7,772,159
Net income for the period	-	-	-	-	-	864,407	-	864,407
Statutory reserve	-	-	-	-	86,441	(86,441)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	1,643	1,643
Balance at June 30, 2019	50,000	$50,000	$5,347,598	(50,000)	$366,560	$3,299,038	$(374,987)	$8,638,209

Balance at January 1, 2020	50,000	50,000	5,347,598	(50,000)	444,794	103,289	(485,670)	5,410,011
Net income for the period	-	-	-	-	-	231,046	-	231,046
Statutory reserve	-	-	-	-	23,105	(23,105)	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(80,179)	(80,179)
Balance at June 30, 2020	50,000	$50,000	$5,347,598	(50,000)	$467,899	$311,230	$(565,849)	$5,560,878

*	Shares and per share data are presented on a retroactive basis to reflect the share issuance on August 26, 2019.

The accompanying notes are an integral part of these consolidated financial statements

F-38

HUARUI INTERNATIONAL NEW MATERIAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$231,046	$864,407
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	140,945	145,497
Changes in operating assets and liabilities:
Accounts receivable	292,447	2,415,226
Note Receivable	224,030	30,527
Inventories	290,574	(789,704)
Prepayments and other assets, net	(8,051)	(3,232,378)
Advance to vendors	(43,324)	385,890
Advance to vendors- related party	(1,094,562)	-
Accounts payables	(41,231)	(295,007)
Accounts payables – related parties	(9,889)	(8,056)
Accrued expenses and other liabilities	(35,939)	(91,865)
Advance from customers	(192,304)	201,458
Taxes payable	(72,000)	(66,925)
NET CASH USED IN OPERATING ACTIVITIES	(318,258)	(440,930)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(75,019)	(19,986)
NET CASH USED IN INVESTING ACTIVITIES	(75,019)	(19,986)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from related party	-	(2,901)
Due to related party	97,127	-
Proceeds from notes payable	-	35,011
Repayments of notes payable	-	(70,022)
Proceeds from short-term bank loans	1,706,436	1,326,724
Repayment of short-term bank loans	(1,279,827)	(802,816)
NET CASH PROVIDED BY FINANCING ACTIVITIES	523,736	485,996

EFFECT OF CHANGES OF FOREIGN EXCHANGE RATES ON CASH	(829)	(172)
NET INCREASE IN CASH	129,630	24,908
CASH, BEGINNING OF PERIOD	15,133	78,794
CASH, END OF PERIOD	$144,763	103,702

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$64,174	$201,297
Cash paid for interest	$97,738	$155,086

The accompanying notes are an integral part of these consolidated financial statements.

F-39

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Huarui International New Material Limited (“Huarui” or “the Company”) is a holding company that was incorporated under the laws of British Virgin Islands (“BVI”) on August 26, 2019. The Company, through its wholly-owned subsidiaries and an entity controlled through contractual agreements, variable interest entity (“VIE”), specializes in producing fine finish copper fittings and customized copper busbars for high-conductivities electrical power applications in the People’s Republic of China (“China” or “PRC”).

As of June 30, 2020, the Company’s consolidated financial statements reflect the activities of each of the following entities:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of direct / indirect Ownership	Principal Activities
Huarui International New Material Limited (“Huarui”)	August 26, 2019	BVI	Parent	Investment Holding

Huarui Dianqi Hongkong Limited (“Huarui HK”)	September 10, 2019	Hong Kong	100% owned by Huari	Investment Holding

Jiangyin Huayuecheng New Material Technology Co., Ltd (“HYC” or “WOFE”)	December 16, 2019	PRC	100% owned by Huari HK	Investment Holding

Jiangyin Huarui Electrical Technology Co., Ltd (“Huarui China”)	December 30, 2014	PRC	VIE	Producing customized copper busbars and other copper cathode related conductors

As described below, the Company, through a series of transactions (the “Reorganization”) which is accounted for as a reorganization of entities under common control, became the ultimate parent entity of its wholly-owned subsidiaries and the VIE.

Reorganization

A Reorganization of the legal structure was completed on January 20, 2020. The Reorganization involved (i) the incorporation of the Company’s wholly-owned subsidiary, Huarui HK, an investment holding company incorporated under the laws of Hong Kong on September 10, 2019; (ii) the incorporation of Huarui HK’s wholly-owned subsidiary, HYC, a wholly foreign-owned enterprise (“WOFE’) in PRC on December 16, 2019 and (iii) On January 20, 2020, the Company, through its wholly owned subsidiary, HYC entered into a series of contractual arrangement (“VIE” agreements), with Huarui China and its respective shareholders. A description of the VIE arrangements pursuant to which the Company and its subsidiary were established as a primary beneficiary of the VIE - Huarui China is disclosed below.

Huarui China was incorporated in Jiangyin City, Jiangsu Province, PRC on December 30, 2014 under the laws of the PRC. Huarui China is primarily engage in producing customized copper busbars for high-conductivities electrical power applications and other copper cathode related conductors in PRC.

Before and after the Reorganization, a same group of shareholders owns 98.125% of Huarui China and 83.9355% of Huarui, therefore, the Company with its subsidiaries and Huarui China were controlled by substantially the same group of shareholders. The Reorganization is considered the acquisition of entities under common control due to a high degree of common ownership and because the ownership interests were, in substance, the same before and after the Reorganization. The Reorganization was deemed to be a non-substantive merger, with no step up in basis of the related assets and liabilities. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

F-40

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

The following is a summary of the various VIE agreements:

Shareholders' Voting Rights Proxy Agreement

Pursuant to the voting rights proxy agreements signed between each of the shareholders of the VIE and WFOE, each shareholder irrevocably appointed WFOE as its attorney-in-fact to exercise on each shareholder's behalf and all rights that each shareholder has in respect of its equity interest in the VIE (including but not limited to executing the exclusive right to the voting rights and the right to appoint directors and executive officers of the VIE). The shareholders cannot revoke the authorization and entrustment as long as the shareholders remain a shareholder of the VIE. The power of attorney will remain in force.

Executive Call Option Agreement

Pursuant to the exclusive call option agreement entered into between each of the shareholders of the VIE and WFOE, the shareholders irrevocably granted WFOE a call option to request the shareholders to transfer or sell any part or all of its equity interests in the VIE, to WFOE, or their designees. The purchase price of the equity interests in the VIE shall be equal to the minimum price required by PRC law. Without WFOE's prior written consent, the VIE and its shareholders shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, issue any additional equity or right to receive equity, provide any loans, distribute dividends in any form, etc.

Equity Pledge Agreements

Each shareholder of the VIE has also entered into an equity pledge agreement with WFOE, pursuant to which each shareholder pledged his/her interest in WFOE to guarantee the performance of obligations of WFOE and its shareholders under the exclusive business cooperation agreement, exclusive call option agreement, and shareholders' voting rights proxy agreement. If the VIE or any of the shareholder breaches its contractual obligations, WFOE will be entitled to certain rights and interests regarding the pledged equity interests including the right to dispose the pledged equity interests. None of the shareholders shall, without the prior written consent of WFOE, assign or transfer to any third party, create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE. This agreement is not terminated until all of the agreements under the shareholders' voting rights proxy agreement, exclusive call option agreement and the exclusive business cooperation agreement are fully performed.

Business Operation Agreement

Pursuant to the exclusive business cooperation agreement entered into by WFOE and the VIE, WFOE provides exclusive technical support and consulting services in return for fees based on 100% of the VIE’s total consolidated profit, which is adjustable at the sole discretion of WFOE. Without WFOE's consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for those from WFOE. The term of this agreement is ten years. Unless agreed by both parties in writing, this agreement shall be automatically renewed for another ten years upon its expiration.

Shareholders Voting Right Proxy Agreements provide the Company effective control over the VIE, while the Equity Pledge Agreements secure the obligations of the shareholders of the VIE under the relevant agreements. Because the Company, through the WFOE, has (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the right to receive substantially all of the benefits from the VIE, the Company is deemed the primary beneficiary of the VIE. Accordingly, the Company has consolidated the VIE's financial results of operations, assets and liabilities in the Company’s consolidated financial statements.

F-41

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

Risks in relation to the VIE structure

The Company and its legal counsel believe that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIEs may not be able to comply;

●	require the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

The imposition of any of these restrictions or actions could result in a material adverse effect on the Company's ability to conduct its business. In such case, the Company may not be able to operate or control the VIE, which may result in deconsolidation of the VIE in the Company's consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Company herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIE or the nominee shareholders of the VIE fail to perform their obligations under those arrangements.

F-42

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIE included in the Company’s condensed consolidated balance sheets, condensed consolidated statements of comprehensive income and condensed consolidated statements of cash flows:

	As of June 30, 2020	As of December 31, 2019

Total current assets	$7,159,817	$6,785,118
Total assets	$8,685,495	$8,400,028
Total current liabilities	$3,124,617	$2,990,017
Total liabilities	$3,124,617	$2.990,017

	For the six months ended June 30,
	2020	2019
Revenue	$11,841,459	$18,375,292
Net income	$231,046	$864,407
	$

	For the six months ended June 30, 2020
	2020	2019
Net cash used in operating activities	$(318,258)	$(440,930)
Net cash used in investing activities	$(75,019)	$(19,986)
Net cash provided by financing activities	$523,736	$485,996

The VIE contributed 100% of the Company's consolidated results of operations and cash flows for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020 and December 31, 2019, the VIE accounted 100% of the consolidated total assets and total liabilities of the Company.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE. For the six months ended June 30,2020 and 2019, the Company did not provide any financial or other support to the VIE.

As the VIE is incorporated as limited liability companies under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advances or cash dividends.

F-43

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company its wholly-owned subsidiaries and a VIE. All intercompany transactions and balances are eliminated upon consolidation.

Uses of estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, valuation of accounts receivables, revenue recognition and deferred revenue, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. The Company maintains all its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Notes receivable

Notes receivable consisted of bank acceptance notes of $nil and $226,296 provided by the Company’s customers as of June 30, 2020 and December 31, 2019, respectively. These notes with no more than 6 months maturity dates were issued or endorsed by the Company’s customers to repay their balance to the Company and these notes were guaranteed by the banks. The Company fully collected or utilized the note receivable as of June 30, 2020. For the six months ended June 30, 2020 and 2019, the Company recorded interests of $59,474 and $126,398, respectively, for the discounts associated with the settlement of these bank acceptance notes before the maturity dates.

Notes Payable

Notes payable are bank acceptance notes issued by financial institutions on the Company’s behalf to vendors with a specific due date usually for a period of within 6 months. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before maturity date.

F-44

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, prepayments and other current assets, accounts payable, advance from customers, accrued expenses, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is estimated using selling price in the normal course of business less any costs to complete and sell products.

Accounts Receivable and allowance for doubtful accounts

The accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customer before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes an allowance for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30,2020 and December 31,2019, the allowance for uncollectible account receivable balance was nil.

F-45

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advance to vendors and prepayment and other assets

Advance to vendors primarily consist of advances to suppliers for purchasing goods or services that have not been received or provided. Prepayment and other assets represent security deposits made to our customers and advances to employees. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Mechanical equipment	10 years
Transport equipment	4 years
Office equipment	3 years
Leasehold improvement	Shorter of lease term or useful life

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is included in other income or expenses in the consolidated statements of comprehensive income.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended June 30, 2020 and 2019, respectively.

F-46

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable securities – future contracts

The marketable securities were held at the Company’s trading account with a licensed brokerage firm, which consists of future contracts for certain metals, mainly copper. The Company uses futures contracts, which are not designated or qualifying as hedging instruments, to partially hedge the effects of fluctuations in the price of copper. Futures contracts are recognized at fair value in the consolidated financial statements with recognition of gains and losses on such positions. The Company’s accounting for futures contracts may increase earnings volatility in any particular period.

The Company classifies its future contracts as trading securities and accordingly, unrealized holding gains and losses are included in other comprehensive income and realized gains and losses are included in other income in the statement of comprehensive income.

For the six months ended June 30, 2020 and 2019, the Company recorded realized loss of $9,894 as other expense, and realized gain of $271,612 as other income, respectively.

The Company had no open position contracts held by the brokerage firm as of June 30, 2020 and December 31, 2019, respectively.

Research and development expenses

Research and development expenses include costs directly associated with the Company’s research and development projects, including the cost of materials, salaries and other employee benefits, testing expenses, consumable equipment and consulting fees. All costs associated with research and development are expensed as incurred.

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HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company generates revenues from sales of customized fine finish copper fittings, copper busbars, and other copper cathode related conductors for high-conductivities electrical power applications in PRC. The Company’s sales revenue consists of the invoiced value of goods, net of value-added tax (“VAT”).

The Company has early adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2019 and has elected to apply it retrospectively for the year ended December 31, 2018. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company's activities and is recorded net of value-added tax ("VAT"). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company enters into contracts to sell the Company’s copper busbars and fine finish copper fittings to its customers. Customer acceptance is generally required. The transaction price is based on the fixed contractual price with the customer. Billings to the customer for the sale of products occur after the products are transferred to and received by the customer. Product sale contracts typically include a single performance obligation. The Company recognizes revenues at the time the product is delivered and accepted by the customer and when the performance obligation is completed.

Advance from Customers

Advances from customers represents the payments received before the completion of performance obligations under a contract. Advance from customers are recognized as revenue upon the completion of performance obligations.

F-48

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition (continued)

Disaggregation of Revenues

The Company disaggregates its revenue from contracts by product categories, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The following table presents sales by product categories for the six months ended June 30, 2020 and 2019, respectively:

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Copper busbars	$5,320,194	$11,675,742
Fine finish fittings	6,507,274	6,591,556
Electrolytic copper and others	13,991	107,994
Total revenue	$11,841,459	$18,375,292

Substantially, all the products were sold in PRC.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records government subsidies as other income when there is no further performance obligation.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred and are included in selling expenses. Shipping and handling costs were $60,534 and $87,946 for the six months ended June 30, 2020 and 2019, respectively.

Operating Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

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HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising expenditures

Advertising expenditures are expensed as incurred and are included as part of selling and marketing expenses. For the six months ended June 30, 2020 and 2019, the advertising expenses amounted to $nil and $115, respectively.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, the upper range of VAT rate was lowered to 16%, and starting from April 1, 2019, the upper range of VAT rate was further lowered to 13%), depending on the type of products sold or service provided. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2020 and 2019. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee defined contribution plan

Full-time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount was expensed as incurred.

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HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2020	June 30, 2019	December 31, 2019
Balance sheet items, except for equity accounts	US$1=RMB 7.0651	-	US$1=RMB 6.9618
Items in the statements of income and cash flows	US$1=RMB 7.0322	US$1=RMB 6.7836	-

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

F-51

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This update will require the recognition of a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, for all leases with terms longer than 12 months. For operating leases, the asset and liability will be expensed over the lease term on a straight-line basis, with all cash flows included in the operating section of the statement of cash flows. For finance leases, interest on the lease liability will be recognized separately from the amortization of the right-of-use asset in the statement of comprehensive income and the repayment of the principal portion of the lease liability will be classified as a financing activity while the interest component will be included in the operating section of the statement of cash flows. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 and requires a modified retrospective approach to adoption. Early adoption is permitted. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. In November 2019, the FASB issued ASU No. 2019-10, by which to defer the effective date for all other entities by an additional year. As an emerging growth company, the Company has not early adopted this update and it will become effective on January 1, 2021. In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 606 and ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company expected to adopt ASU No. 2016-02—Leases (Topic 842), using a modified retrospective transition method permitted under ASU No. 2018-11 for annual and interim reporting periods beginning January 1, 2021. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, the Company is expected to elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed the Company to carry forward the historical lease classification.

Adoption of this new standard could result in the recording of additional lease assets and lease liabilities of approximately $0.38 million and $0.31 million, respectively, as of June 30, 2020. Adoption of this new standard will not materially impact the Company’s consolidated net earnings and cash flows.

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HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (continued)

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

F-53

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 3 – ACCOUNTS RECEIVABLE, NET

As of June30, 2020 and December 31, 2019, the Company had accounts receivable balance of $2,882,221 and $3,220,391, respectively.

Below is an aged analysis of account receivables as of June 30, 2020 and 2019, respectively.

	June 30, 2020	December 31, 2019
Within 90 days	$2,462,825	$3,032,704
91-180 days	356,592	130,338
181-365 days	61,854	38,762
Greater than 1 year	950	18,587
Accounts receivable, net	$2,882,221	$3,220,391

For the six months ended June 30, 2020 and 2019, the Company recorded no allowance for doubtful accounts.

NOTE 4 — INVENTORIES

Inventories consist of the following:

	June 30, 2020	December 31, 2019
Raw materials	$2,316,696	$1,472,610
Finished goods	356,295	1,523,805
Work in process	143,443	155,322
Total	$2,816,434	$3,151,737

The company’s inventories consist mostly metals, including electrolytic copper and aluminum. The Company records the value of its inventory using the lower of cost or net realizable value, cost calculated on the weighted average method. The value of the Company’s inventory largely affected by the commodity prices. As a result, decreases in the market value of metals, such as electrolytic copper and aluminum would result in a lower stated value of the Company’s inventory, which may require the Company to take a charge for the decrease in the value of its inventory.

The Company recorded no inventory markdown for the six months ended June 30, 2020 and 2019, respectively.

F-54

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	June 30, 2020	December 31, 2019
Mechanical equipment	$2,044,872	$2,053,891
Transport equipment	59,379	60,108
Office equipment	314,191	264,551
Leasehold improvements	2,847	2,889
Subtotal	2,421,289	2,381,439
Less: accumulated depreciation and amortization	(918,143)	(789,396)
Property and equipment, net	$1,503,146	$1,592,043

Depreciation expense for the six months ended June 30,2020 and 2019 amounted to $140,945 and $145,497, respectively.

NOTE 6 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	June 30, 2020	December 31, 2019
Payroll payable	$221,459	$249,196
Social benefits payable and others	12,371	24,406
Total	$233,830	$273,602

F-55

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7 — RELATED PARTIES BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2020 and December 31, 2019:

Name of related parties	Relationship with the Group
Mr. Sun Huhujie	Chief Executive Officer (“CEO”); Chairman of the Company
Jiangyin Xiehe New Building Materials Co., Ltd, (“Jiangyin Xiehe”).	Owned by the parents of the CEO

Jiangyin Sanling Copper Co., Ltd. (“Jiangyin Sanling”)	Owned by one of the Company’s shareholders
Jiangyin Xiefeng Photovoltaic Technology Co., Ltd. (“Jiangyin Xiefeng”)	CEO was its shareholder before April 30, 2019, no longer a related party as of December 31, 2019

The Company records transactions with various related parties. These related party balances as of June 30, 2020 and December 31, 2019 and transactions for the six months ended June 30, 2020 and 2019 are identified as follows:

Related Party Balances

As of June 30, 2020 and December 31, 2019, the balances resulting from normal course of business with related parties were as follows:

Accounts payable - related parties

	June 30, 2020	December 31, 2019
Jiangyin Sanling	$36,058	$46,582
Total	$36,058	$46,582

As of June 30, 2020 and December 31,2019, the Company rented office building and production plant from Jiangyin Sanling Copper Co., Ltd. (“Jiangyin Sanling”). (See Note 11). Jiangyin Sanling is a related party due to it is owned by a shareholder of the Company.

Advance to vendors – related party

	June 30, 2020	December 31, 2019
Jiangyin Xiehe	$1,089,988	$532
Total	$1,089,988	$532

As of June 30, 2020 and December 31,2019, the Company purchased certain raw materials from Jiangyin Xiehe New Building Materials Co., Ltd, (“Jiangyin Xiehe”). Jiangyin Xiehe is a related party due to it is owned by the parents of Mr. Sun Huhujie, the Chief Executive Officer (“CEO”) and the Chairman of the Company. The Company also rented manufacturing facility from Jianyin Xiehe. (See Note 11)

F-56

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7 — RELATED PARTIES BALANCES AND TRANSACTIONS (Continued)

Due to related party

	June 30, 2020	December 31, 2019
Mr. Sun Huhujie	$96,675	$-
Total	$96,675	$-

Mr. Sun Huhujie periodically provides working capital loans to support the Company’s operations when needed. Such advance was non-interest bearing and due on demand.

Related Party Sales and Purchase Transactions

Purchases from related parties

		For the six months ended June 30,
	Nature	2020	2019

Jiangyin Xiehe	Raw material	$104,621	$116,071
Jiangyin Xiehe	Rent of production plant	15,623	16,195
Jiangyin Xiehe	Rent of office building	2,631	2,727
Jiangyin Sanling	Rent of production plant	3,413	3,538
		$126,288	$138,531

Loan guarantee provided by related parties

The Company’s principal shareholders and directors also provide personal guarantees for the Company’s bank loans (See Note 8).

Lease arrangement with related parties

The Company signed several lease agreements to rent an office and manufacturing facilities with its related parties Jiangyin Xiehe and Jiangyin Sanling for its operations. (See Note 11)

On January 1, 2015, the Company entered into an operating lease agreement with Jiangyin Xiehe to rent an office building and a production plant of 2,657.25 square meters for annual rent of $36,507 (RMB 256,725). The lease term is five years which ends on December 31, 2019. The Company renewed the lease agreement with Jiangyin Xiehe on December 30, 2019 for annual rent of $36,507 (RMB 256,725), with a new lease term ended on December 31, 2029.

On December 21, 2015, the Company entered into an operating lease agreement with Jiangyin Sanling to rent a production plant of 504 square meters for annual rent of $7,167 (RMB 50,400). The lease term is five years which ends on December 30, 2020. The Company extended the lease agreement with Jiangyin Sanling on December 30, 2019 for annual rent of $7,167 (RMB 50,400), with a new lease term ended on December 31, 2029.

F-57

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 8 — BANK LOANS

	June 30, 2020	December 31, 2019
Jiangyin Rural Commercial Bank Co., Ltd. Huashi Branch
Interest rate of 5%, from March 27, 2019 to March 26, 2020	$-	$574,564
Interest rate of 6%, from April 21, 2020 to April 20, 2021	424,623	-

Agricultural Bank of China, Jiangyin Branch
Interest rate of 4.5675%, from February 25, 2019 to February 24, 2020	-	718,205
Interest rate of 4.785%, from March 2, 2020 to March 1, 2021	718,205	-

Industrial and Commercial Bank of China, Jiangyin Branch
Interest rate of 6.413%, from March 30, 2020 to December 20, 2020	707,704	-

Total	$1,698,490	$1,292,769

On March 27, 2019, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $574,564 (RMB 4,000,000) for a term has various due dates from March 27, 2019 to March 26, 2020 at a fixed annual interest rate of 5.0%. Mr. Sun Huhujie, the CEO and the Chairman of the Company, and Ms. Sun Hubingju, a relative of the CEO, the shareholder and director of the Company until August 2019, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On April 21, 2020, Huarui entered into a loan agreement with Jiangyin Rural Commercial Bank to obtain a loan of $424,623 (RMB 3,000,000) for a term has various due dates from April 21,2020 to April 20,2021 at a fixed annual interest rate of 6.0%. Mr. Sun Huhujie, the CEO and the Chairman of the Company, and Ms. Zhang Jinlong, the shareholder and director of the Company, guaranteed the repayment of the loan.

On February 25,2019, Huarui entered into a loan agreement with Agricultural Bank of China, Jiangyin Branch, to obtain a loan of $718,205 (RMB 5,000,000) for a term has various due dates from February 25, 2019 to February 24, 2020 at a fixed annual interest rate of 4.5675%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, a relative of the CEO, the shareholder and director of the Company until August 2019, guaranteed the repayment of the loan. The loan was fully repaid upon maturity.

On March 2, 2020, Huarui entered into a loan agreement with Agricultural Bank of China, Jiangyin Branch, to obtain a loan of $566,163 (RMB 4,000,000) for a term has various due dates from March 2, 2020 to March 1,2021 at a fixed annual interest rate of 4.785%. Mr. Zhang Hongwen, the director of Huarui China, and Ms. Sun Hubingju, a relative of the CEO, guaranteed the repayment of the loan.

On March 30, 2020, Huarui entered into a loan agreement with Industrial and Commercial Bank of China, Jiangyin Branch, to obtain a loan of $707,704 (or RMB5,000,000) for a term has various due dates from March 30,2020 to December 30,2020 at a fixed annual interest rate of 4.785%. Mr. Zhang Hongwen, the director of Huarui China guaranteed the repayment of the loan. Jiangsu Baoding Financial Collateral Co. Ltd., a non-related company, also guaranteed the repayment of the loan.

For the six months ended June 30, 2020 and 2019, the Company recorded bank loan interest expenses of $32,916 and $27,269, respectively.

F-58

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

BVI

The Company is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI.

Hong Kong

Under Hong Kong tax laws, Huirui HK is subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Enterprise Income Tax (“EIT”) Law of PRC, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. However, EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Huarui China, the Company’s main operating subsidiary in PRC, was approved as an HNTE on November 30, 2016, and successfully renewed the HNTE certificate in November 2019 for another three years. As a result, Huarui China has been entitled to a reduced income tax rate of 15% since November 2016.

The impact of the tax savings as a result of the Company’s preferred tax rates for the six months ended June 30, 2020 and 2019 amounted to $23,105 and $93,844, respectively. Per share effect of the tax exemption were $0.46 and $1.88 for the six months ended June 30, 2020 and 2019, respectively.

i)	The components of the income tax provision are as follows:

	For the six months ended June, 2020	For the six months ended June 30, 2019
Current income tax provision	$-	$74,027
Deferred income tax provision (benefit)	-	-
Total provision for income taxes	$-	$74,027

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HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 9 — TAXES (Continued)

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company's effective tax rate for the six months ended June 30, 2020 and 2019:

	For the six months ended June, 2020	For the six months ended June 30, 2019
China Income tax statutory rate	25%	25%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%
R&D credits	(15)%	(7.1)%
Effective tax rate	-%	7.9%

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	June 30, 2020	December 31, 2019
Deferred tax assets:
Allowance for inventory reserves and fixed assets impairment	$22,532	$22,867
Total	$22,532	$22,867

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as at June 30, 2020 and December 31, 2019.

(b)	Taxes receivable (payable)

Taxes payable consist of the following:

	June 30, 2020	December 31, 2019
Income tax receivable	$65,328	$1,472
Value-added tax payable	(49,893)	(56,598)
Other taxes payable	(8,688)	(10,755)
Total taxes receivable (payable)	$6,747	$(65,881)

F-60

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 10 — SHAREHOLDERS’ EQUITY

The Company was incorporated under the laws of British Virgin Islands (“BVI”) on August 26, 2019. The authorized number of ordinary shares is 50,000 with a par value of $1 each. As of December 31, 2019, 50,000 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis. As of June 30, 2020, there was $50,000 share subscription receivable recorded as a contra account to shareholders’ equity on the Company’s consolidated balance sheet.

As of June 30, 2020 and December 31, 2019, additional paid-in capital on the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws totaled approximately $0.5 million and $0.4 million as of June 30, 2020 and December 31, 2019, respectively.

F-61

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company signed several lease agreements to rent an office and manufacturing facilities with its related parties Jiangyin Xiehe and Jiangyin Sanling for its operations. (See Note 7)

On January 1, 2015, the Company entered into an operating lease agreement with Jiangyin Xiehe to rent an office building and a production plant of 2,657.25 square meters for annual rent of $36,507 (RMB 256,725). The lease term is five years which ends on December 31, 2019. The Company renewed the lease agreement with Jiangyin Xiehe on December 30, 2019 for annual rent of $36,507 (RMB 256,725), with a new lease term ended on December 31, 2029.

On December 21, 2015, the Company entered into an operating lease agreement with Jiangyin Sanling to rent a production plant of 504 square meters for annual rent of $7,167 (RMB 50,400). The lease term is five years which ends on December 30, 2020. The Company extended the lease agreement with Jiangyin Sanling on December 30, 2019 for annual rent of $7,167 (RMB 50,400), with a new lease term ended on December 31, 2029.

As of June 30,2020, the Company was obligated under operating leases for minimum rentals as follows:

Twelve months ending June 30,	Minimum lease payment
2021	$43,471
2022	43,471
2023	43,471
2024	43,471
2025	43,471
Thereafter	195,619
Total	$412,974

Rent expense for the six months ended June 30, 2020 and 2019 were $21,666 and $22,460, respectively.

Contingencies

The Company may involve in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, could be subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated.

On January 9, 2020, a lawsuit was filed by one original shareholder to against the Company for a share transfer dispute incurred in 2019. On June 3, 2020, the People’s Court, Jiangyin City dismissed the case based on the facts that the share transfer was properly approved by the shareholders meeting and the Board, and relevant information was properly documented in the Company’s resolutions and government records.

The Company did not have any outstanding litigations as of June 30, 2020 and December 31, 2019.

F-62

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 12 — CONCENTRATIONS AND RISKS

Significant customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the six months ended June 30, 2020, two customers accounted for approximately 25% and 15%, of the Company’s total revenues, respectively. For the six months ended June 30,2019, three customers accounted for approximately, 26%, 20% and 16% of the Company’s total revenues, respectively.

As of June 30,2020, four customers accounted for approximately 32%, 15%, 15%, and 13% of the Company’s accounts receivable. As of December 31, 2019, four customers accounted for approximately 23%, 16%, 16%, and 10% of the Company’s accounts receivable.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the six months ended June 30, 2020, one supplier accounted for approximately 83% of the Company’s total purchases. For the six months ended June 30,2019, two suppliers accounted for approximately 76% and 11% of the Company’s total purchases, respectively.

As of June 30, 2020, one supplier accounted 12% of the Company’s total accounts payable. As of December 31, 2019, none of suppliers accounted more than 10% of the Company’s total accounts payable.

Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of June 30, 2020 and December 31,2019, the aggregate amount of cash of $141,759 and $8,492, respectively, was held at major financial institutions in PRC, where there is no requirement for the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

F-63

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 12 — CONCENTRATIONS AND RISKS (Continued)

Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 5.7 % in fiscal year 2018, depreciated by 1.3% in fiscal year 2019, and further depreciated by 1.5% for the six months ended June 30, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company's PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company's subsidiaries are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company's operations and revenues are conducted and generated in the PRC, all of the Company's revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company's ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company's PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company's investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

F-64

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 13 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

PARENT COMPANY BALANCE SHEETS

(IN U.S. DOLLARS)

(Unaudited)

	June 30,	December 31,
	2020	2019
ASSETS
ASSETS:
Investments in subsidiaries	$5,560,878	$5,410,011
TOTAL ASSETS	$5,560,878	$5,410,011

EQUITY:
Common stock, $1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding at June 30, 2020 and December 31, 2019*	$50,000	$50,000
Additional paid in capital	5,347,598	5,347,598
Subscription receivable	(50,000)	(50,000)
Statutory reserves	467,899	444,794
Retained earnings	311,230	103,289
Accumulated other comprehensive loss	(565,849)	(485,670)
TOTAL SHAREHOLDERS’ EQUITY	5,560,878	5,410,011

TOTAL LIABILITIES AND EQUITY	$5,560,878	$5,410,011

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

(Unaudited)

	For the six months Ended June 30,
	2020	2019

Equity income of subsidiaries	$231,046	$864,407
NET INCOME	231,046	864,407

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(80,179)	1,643
COMPREHENSIVE INCOME	$150,867	$866,050

Net income per common share – basic and diluted	$4.62	$17.29

Weighted average number of common shares outstanding – basic and diluted	50,000	50,000

F-65

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 13 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HUARUI INTERNATIONAL NEW MATERIAL LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(Unaudited)

	For the six months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$231,046	$866,050
Adjustments to reconcile net income to net cash used in operating activities:	-	-
Equity income of subsidiaries	(231,046)	(866,050)
NET CASH USED IN OPERATING ACTIVITIES	-	-

NET INCREASE (DECREASE) IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$-	$-

NOTE 14 - SUBSEQUENT EVENT

Impact of COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of April 2020, the Company had to temporarily suspend or reduce our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable and delayed raw materials supply could negatively impact our results of operations.

In light of the current circumstances and available information, the Company estimated that for the period from January to November 2020, the Company’s revenues could be approximately 17% lower as compared to the same period of last year. As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to be gradually contained in China, the Company’s production and sales activities have been gradually returning to normal. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

The Company evaluated subsequent events through December 22, 2020, the date these consolidated financial statements were available for issuance.

F-66

Ordinary Shares

Huarui International New Material Limited

PROSPECTUS

        , 2020

Until and including            , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association will empower us to indemnify our directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, provides for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Rule 701 of Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Upon incorporation of the Company in August 2019, we issued an aggregate of 50,000 ordinary shares to 14 shareholders for $1.00 per share.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Certificate of Incorporation
3.2**	Amended and Restated Memorandum and Articles of Association
4.1**	Specimen Certificate for ordinary share
5.1**	Opinion of regarding the validity of the ordinary share being registered
8.1**	Opinion of Jiangsu Junjin Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)**
10.1*	Form of Equity Pledge Agreement
10.2*	Form of Equity Option Agreement
10.3*	Form of Shareholders’ Voting Rights Proxy Agreement
10.4*	Business Cooperation Agreement
10.5*	Consultation and Service Agreement
10.6*	Employment Agreement with Huhujie Sun
10.7*	Employment Agreement with Hongwen Zhang
10.8*	Employment Agreement with Jinlong Zhang
10.9	Form of Sales Contract with Shanghai Wooray Metals Group Co., Ltd.
10.10**	Form of Lock-Up Agreement
14.1**	Code of Business Conduct and Ethics of the Registrant
21.1*	List of Subsidiaries
23.1**	Consent of Prager Metis
23.2**	Consent of (included in Exhibit 5.1)**
23.3**	Consent of Jiangsu Junjin Law Firm (included in Exhibit 8.1 and 99.1)
99.1**	Opinion of Jiangsu Junjin Law Firm, People’s Republic of China counsel to the Registrant, regarding certain PRC law matters and the validity of the VIE Agreements
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
99.4**	Nomination Committee Charter

*	Previously filed.
**	To be filed by amendment.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the registrant’s consolidated financial statements or related notes thereto.

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Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated firm commitment offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the Registrant is relying on Rule 430B (§230.430B of this chapter):

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

II-2

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) To file a post-effective amendment to the registration statement to include any financial statements required by item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(7) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jiangyin, People’s Republic of China on                      , 2020.

Huarui International New Material Limited

By:
Huhujie Sun
Chief Executive Officer and Chairman
(Principal Executive Officer)

By:
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer and Chairman	, 2020
Huhujie Sun	(Principal Executive Officer)

	Chief Financial Officer	, 2020
(Principal Financial and Accounting Officer)

	Director	, 2020
Hongwen Zhang

	Director	, 2020
Jinlong Zhang

II-4

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in             on December      , 2020.

By:
Name: Title:

II-5